2017 Annual Report

Year ended January 31, 2017

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Highlights

(ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

SALES	PROFIT (LOSS) BEFORE	EARNINGS (LOSS)
(expressed in millions of United States dollars)	INCOME TAXES	PER SHARE
	(expressed in millions of United States dollars)	(expressed in millions of United States dollars)

ADJUSTED EBITDA(i)	FREE CASH FLOW(ii)
(expressed in millions of United States dollars)	(expressed in millions of United States dollars)

(i)

The term “Adjusted EBITDA” does not have a standardized meaning according to International Financial Reporting Standards (“IFRS”). Dominion Diamond Corporation (the “Company”) defines EBITDA as earnings before interest expense (income), income taxes and depreciation and amortization. Adjusted EBITDA removes from EBITDA the effects of impairment charges, foreign exchange gains (losses), exploration costs, and the gain on the sale of the Company’s Toronto office building. See “Non-IFRS Measures” for additional information.

(ii)

The term “free cash flow” does not have a standardized meaning according to IFRS. The Company defines free cash flow as cash provided from (used in) operating activities, less sustaining capital expenditures and less development capital expenditures. See “Non-IFRS Measures” for additional information.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Fourth Quarter Fiscal 2017 Highlights

•	Sales

o

Fourth quarter sales of $129.9 million decreased by $48.2 million from the prior year while the number of carats sold of 1.4 million increased by 0.3 million carats from the prior year. The average price per carat sold in the fourth quarter was $95 as compared to $161 in the fourth quarter of the prior year.

o

The reduction in sales reflects a reduction in the value of goods sold in the first two sales of the fourth quarter as a result of both the process plant fire at the Ekati Diamond Mine and the carryover of lower average value goods from the Ekati Diamond Mine in the third quarter of fiscal 2017 for sale in the current period. Sales in the fourth quarter of the prior year contained a larger proportion of higher average value goods.

o

Diamonds recovered from Misery Main open pit and Koala underground ore processed following the restart of the Ekati Diamond Mine process plant in late September were sold in the third sale of the fourth quarter, resulting in a stronger final sale.

o	Prices for lower value goods were negatively influenced by the disruption in normal trading activity following the demonetization of the Indian rupee in November 2016.

•

Gross Margin – Fourth quarter consolidated gross margin of $22.2 million or 17.1% increased by $35.9 million from the prior year and was positively influenced by the sale late in the quarter of Ekati Diamond Mine goods from higher value Misery Main open pit and Koala underground ore processed in late Q3 fiscal 2017, together with higher processing volumes and continued strong margins at the Diavik Diamond Mine in the same period. Following sorting and valuation, sales of these goods in Q4 fiscal 2017 realized a strong gross margin. This was partially offset by relatively higher depreciation and amortization recognized in Q4 fiscal 2017 due to the depreciation of the Misery Main pre-stripping asset as the related goods were processed and sold. Additionally, impairment charges of $19.8 million were included in cost of sales in the fourth quarter of fiscal 2016.

•

Income (loss) before Income Tax and Net Income (loss) – Fourth quarter income before income taxes of $nil and consolidated net income attributable to shareholders of $5.6 million, or $0.07 per share for the quarter, include a foreign exchange impact on income tax resulting in an income tax recovery of $7.1 million or $0.09 per share.

•

Adjusted EBITDA(i) – Fourth quarter Adjusted EBITDA of $62.7 million increased by $ 13.7 million from $49.0 million in the comparable quarter of the prior year due primarily to the increase in gross margin as discussed above. A lower value ore blend in the second half of fiscal 2016 which resulted in the sale of goods with a relatively lower margin in the comparable period of the prior year.

•	Production

o

The Ekati Diamond Mine recovered a record 2.3 million carats from 1.0 million tonnes processed. Carat production increased by 93% compared to the same period in the prior year due to the positive impact of processing of a large proportion of high grade Misery Main ore. A fine dense media separation (“DMS”) unit was commissioned in the Ekati process plant in Q4 fiscal 2017 and, when fully operational in the second quarter of fiscal 2018, is expected to result in the recovery of a higher proportion of small diamonds.

o

The Diavik Diamond Mine (100% basis) recovered 1.7 million carats from 0.5 million tonnes processed. Carat production increased by 10% compared to the same period in the prior year reflecting higher processing volumes partly offset by lower recovered grade.

•	Development and Exploration Projects

o

Waste pre-stripping of the Lynx open pit at the Ekati Diamond Mine was substantially completed in Q4 fiscal 2017 with first ore expected to be delivered to the process plant in the second quarter of fiscal 2018.

o

Construction of an all-season access road to the Sable Project site at the Ekati Diamond Mine was completed in fiscal 2017. Development of the Sable open pit is below budget and approximately seven months ahead of schedule, with pre- stripping forecasted to commence in July 2017.

o

The Company announced its approval in July 2016 to proceed with the development of the Jay Project based on the results of the Jay feasibility study (the “Jay Feasibility Study”). Permitting of the Jay Project at the Ekati Diamond Mine continues with a decision on the project’s water licence expected in mid-calendar 2017.

o

Work is nearing completion on a pre- feasibility study of the Misery Deep project at the Ekati Diamond Mine to explore the potential to mine additional underground resources after completion of the current open pit.

(i)	The term “Adjusted EBITDA” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

o

Based on successful results from the Fox Deep drilling program at the Ekati Diamond Mine, indicated resources at the Fox kimberlite pipe have increased to 45.6 million tonnes and 16.5 million carats. A prefeasibility study on the Fox Deep underground ore body is also underway, and is expected to be completed in late fiscal 2018. If successful, this project has the potential to significantly extend the life of the Ekati Diamond Mine.

o

During the fourth quarter, planning and analysis to support a renewed greenfield exploration program in calendar 2017 at the Ekati Diamond Mine were completed. No greenfield exploration has taken place at the Ekati Diamond Mine since 2006. There are 150 kimberlites on the property, of which approximately 110 have not been extensively tested.

o

The development of the A-21 pipe at the Diavik Diamond Mine continues to progress on time and on budget with the completion of the dike and the start of de-watering expected in late calendar 2017. Following waste stripping, processing of ore from the A-21 pipe is expected to commence in calendar 2018 .

o	At the Diavik Diamond Mine, drilling of three known kimberlite pipes is planned in calendar 2017.

•	Balance Sheet and Return of Capital

o

The Company has a strong balance sheet with total unrestricted cash resources of $136.2 million and debt of $10.6 million as at January 31, 2017 and $210.0 million available under its revolving credit facility.

o

Share repurchases under the Company’s normal course issuer bid (“NCIB”) during the fourth quarter of fiscal 2017 resulted in the purchase of approximately 1.7 million shares as of January 31, 2017 for approximately CDN $20.7 million.

o

The Board of Directors of the Company declared a semi-annual dividend of $0.20 per share on April 12, 2017. The dividend will be paid on June 5, 2017 to shareholders of record at the close of business on May 17, 2017.

•

Corporate Office Relocation – On November 7, 2016, the Company announced the relocation of its corporate head office from Yellowknife, Northwest Territories, to Calgary, Alberta, as part of the measures taken by the Company to reduce its operating costs. The relocation is projected to be completed by the middle of calendar year 2017. Approximately $1.7 million of restructuring costs relating to severance and retention payments were accrued and expensed in the fourth quarter.

•

Buffer Zone Participating Interest – On February 1, 2017, the Company determined that its participating interest in the Buffer Zone had increased from 65.3% to 72.0%, in accordance with the Buffer Zone Joint Venture agreement. The increase in ownership resulted from the decision of the minority partner not to participate in the full fiscal year 2017 capital program for the Buffer Zone.

•

Strategic Alternatives – On March 27, 2017, the Company announced that the Board of Directors had commenced a strategic review process to explore strategic alternatives focused on maximizing shareholder value, which could include the Company pursuing its long-term strategic plan as an independent Company, the sale of the Company or other strategic transactions. In connection with the strategic review process, the Board of Directors of the Company established a special committee to oversee the strategic review process. The members of the special committee are Trudy Curran, James Gowans, David Smith and Josef Vejvoda. The special committee will consider and review any transaction arising out of or related to the strategic review process, and report to and make a recommendation to the Board of Directors regarding any such transaction. The Board of Directors has not set a timetable for the strategic review process nor has it made any decisions related to strategic alternatives at this time, and there can be no assurance that the strategic review process will result in any transaction or change in strategy.

•

Diavik Technical Report – A technical report filed under National Instrument 43- 101 for the Diavik Diamond mine was issued on March 31, 2017 with an effective date of January 31, 2017 (“2017 Technical Report”). The 2017 Technical Report reflects a 16% increase in mineral reserves, or an increase of 6.3 million carats for the calendar years 2017 through 2023. The 2017 Technical Report also reflects an extension of the mine life from calendar 2023 to calendar 2025 and an after-tax net present value of approximately $2.6 billion at a 7% discount rate, based on the assumptions and analysis contained therein.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Fiscal 2017 Highlights

•	Sales

o

Fiscal 2017 sales of $570.9 million decreased by $149.7 million from the prior year while the number of carats sold of 6.6 million increased by 2.5 million carats from the prior year. The average price per carat sold in fiscal 2017 was $87 as compared to $177 in fiscal 2016.

o

The reduction in sales reflects a reduction in the value of diamonds sold during the year as a result of the process plant fire at the Ekati Diamond Mine and a significant amount of lower average value goods being carried over from fiscal 2016 and sold in the first quarter of fiscal 2017.

•

Gross Margin – Consolidated gross margin of $26.4 million decreased by $25.2 million from the prior year, primarily as a result of the sale of a lower value product mix from both the Ekati Diamond Mine and Diavik Diamond Mine in the first half of fiscal 2017, offset by the sale of rough diamonds from higher value Misery Main open pit and Koala underground ore in late fiscal 2017. The decrease in gross margin was also caused by higher depreciation and amortization recognized in Q4 fiscal 2017 due to the depreciation of the Misery Main pre- stripping asset as the related goods were processed and sold. Impairment charges of $26.0 million and $19.8 million were included in cost of sales in fiscal 2017 and fiscal 2016 respectively.

•	Income (loss) before Income Tax and Net Income (loss)

o

Loss before income taxes was $40.7 million in fiscal 2017 as compared to a loss of $11.6 million in fiscal 2016. The larger loss before income taxes in fiscal 2017 was primarily due to the process plant fire at the Ekati Diamond Mine resulting in $44.5 million in mine standby costs and an impairment of available- for-sale inventory from the Ekati Diamond Mine in the amount of $26.0 million . Partially offsetting the loss before income taxes in fiscal 2017 was the $44.8 million gain on sale of the Company’s downtown Toronto office building in September 2016.

o

Consolidated net income attributable to shareholders was $0.2 million or $nil per share in fiscal 2017 as compared to a consolidated net loss attributable to shareholders of $34 million or $0.40 loss per share in fiscal 2016. Net income in fiscal 2017 was positively influenced by the foreign exchange impact on income tax resulting in an income tax recovery of $14.4 million or $0.17 per share in fiscal 2017.

•	Adjusted EBITDA(i) – Fiscal 2017 Adjusted EBITDA of $182.2 million was negatively influenced by the process plant fire at the Ekati Diamond Mine, which resulted in $44.5 million in mine standby costs being incurred during fiscal 2017, partially offset by the sale of rough diamonds from high- grade Misery Main ore in late fiscal 2017. The $37.1 million decrease from the prior year is due to primarily to the decrease in gross margin as discussed above.

•	Production

o

The Ekati Diamond Mine recovered 5.2 million carats from 2.9 million tonnes processed in fiscal 2017. Processing volumes were 23% lower as compared to fiscal 2016 due to the extended shutdown following the process plant fire in June 2016.

o

The Diavik Diamond Mine (100% basis) recovered 6.7 million carats from 2.2 million tonnes processed in calendar 2016. Carats recovered were 4% lower than the revised calendar 2016 plan of 6.9 million carats, due to lower recovered grade as a result of higher levels of underground dilution encountered in the A-418 and A-154 South kimberlite pipes.

•	Balance Sheet and Return of Capital

o	Share repurchases under the Company’s normal course issuer bid (“NCIB”) during fiscal 2017 resulted in the purchase of approximately 3.4 million shares for approximately CDN $40.9 million.
o	The Board of Directors of the Company declared an interim and final dividend each of $0.20 per share on September 8, 2016 and April 12, 2017, respectively.
o	In total, the Company returned $65.1 million to shareholders in fiscal 2017 through a combination of dividends and share repurchases.

•

Ekati Process Plant Fire – A fire occurred at the Ekati Diamond Mine process plant on June 23, 2016. Following repairs, the process plant resumed operations at full capacity on September 21, 2016 with a total estimated cost of repairs of $17.0 million. Cost savings measures were implemented subsequent to the fire including pausing mining at Pigeon and Lynx open pits for the duration of the shutdown. Mining continued at the higher value Misery Main open pit and Koala underground with the processing of this higher value ore. A $6.7 million estimated insurance recovery for property damage was recorded in Q3 fiscal 2017, of which CDN $2.5 million was received in Q4 fiscal 2017. The Company holds business interruption insurance covering losses as a result of the fire, but due to the complex nature of this claim, amounts receivable under the business interruption claim cannot be determined at this time.

(i)	The term “Adjusted EBITDA” does not have a standardized meaning according to IFRS. See “Non- IFRS Measures” for additional information.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

•	Office Building Sale – In September 2016, the Company sold its downtown Toronto office building for CDN $84.8 million, recognizing a pre-tax gain on the sale of $44.8 million ($0.46 per share after tax).

Market Commentary

The market ended the year on a positive note despite the divergence between the resilient market for larger better goods and the more challenging situation for smaller cheaper goods. The Christmas season in the US failed to meet market expectations, but this was balanced out by renewed retail activity over the Chinese New Year, resulting in an anticipated rise in polished demand from China in the first quarter of fiscal 2018.

Prices have decreased in the quarter by an average of 7% over Q3 fiscal 2017 reflecting the disruption in normal trading activity following the demonetization of the Indian rupee in November 2016. Much of the manufacturing sector in India that focuses on lower priced rough diamonds was brought to a standstill by the demonetization. However, the segment of the manufacturing sector that focuses on higher priced rough diamonds, and produces primarily for the export market, has been less disrupted. Demonetization was expected to have a significant adverse impact on the Indian retail jewelry market, however demand has proved to be more resilient and a return to normal business conditions is expected in the second quarter of fiscal 2018.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Management’s Discussion and Analysis

PREPARED AS OF APRIL 12, 2017 (ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

Basis of Presentation

The following is management’s discussion and analysis (“MD&A”) of the results of operations for Dominion Diamond Corporation (the “Company”) for the year ended January 31, 2017, and its financial position as at January 31, 2017. This MD&A is based on the Company’s audited consolidated financial statements as at and for the year ended January 31, 2017 prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and should be read in conjunction with the audited consolidated financial statements and related notes. These consolidated financial statements are expressed in United States dollars, which is the functional currency of the Company. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to (i) “fourth quarter,” “Q4 2017” and “Q4 fiscal 2017” refer to the three months ended January 31, 2017; (ii) “Q4 2016” and “Q4 fiscal 2016” refer to the three months ended January 31, 2016; (iii) “fiscal 2017” refers to the year ended January 31, 2017; and (iv) “fiscal 2016” refers to the year ended January 31, 2016.

Caution Regarding Forward-Looking Information

Certain information included in this MD&A constitutes forward-looking information within the meaning of Canadian and United States securities laws. Forward-looking information can generally be identified by the use of terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “foresee,” “appears,” “believe,” “intend,” “estimate,” “predict,” “potential,” “continue,” “objective,” “modelled,” “hope,” “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information relates to management’s future outlook and anticipated events or results, and can include statements or information regarding plans for mining, development, production and exploration activities at the Company’s mineral properties, projected capital expenditure requirements, liquidity and working capital requirements, estimated mineral reserves and resources, and production from the Ekati Diamond Mine and Diavik Diamond Mine, expectations concerning the diamond industry, results of the Company’s strategic review process, and expected sales, Adjusted EBITDA, depreciation and amortization, average price per carat sold, cash cost and total cost per tonne processed and cash cost and total cost per carat produced. Forward-looking information included in this MD&A includes, but is not limited to, the estimated timeline to complete the relocation of the Company’s corporate head office from Yellowknife, Northwest Territories, to Calgary, Alberta, expectations concerning the diamond industry, results of the Company’s strategic review process, as well as sales, Adjusted EBITDA, diamond pricing, depreciation and amortization and average price per carat sold as set out under “Consolidated Financial Outlook”, the current production forecast, cash cost and total cost per tonne processed, cash cost and total cost per carat produced and planned capital expenditures for the Ekati Diamond Mine and other forward-looking information set out under “Ekati Operations Outlook”, and the current production forecast, cash cost and total cost per tonne processed, cash cost and total cost per carat produced and planned capital expenditures for the Diavik Diamond Mine and other forward-looking information set out under “Diavik Operations Outlook.”

Forward-looking information is based on certain factors and assumptions described below and elsewhere in this MD&A, including, among other things, the current mine plans for each of the Ekati Diamond Mine and the Diavik Diamond Mine; mining, production, construction and exploration activities at the Company’s mineral properties; the timely receipt of required regulatory approvals; mining methods; currency exchange rates; estimates related to the capital expenditures required to bring the Jay, Sable and A-21 pipes into production; required operating and capital costs, labour and fuel costs, world, India and US economic conditions, future diamond prices, and the level of worldwide diamond production. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties that could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations; risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures; risks associated with the estimates related to the capital expenditures required to bring the Jay, Sable and A-21 pipes into production; the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities; risks associated with the remote location of, and harsh climate at, the Company’s mineral property sites; variations in mineral resource and mineral reserve estimates or expected recovery rates; failure of plant, equipment or processes to operate as anticipated; risks resulting from macro-economic uncertainty in other financial markets; risks associated with regulatory requirements and the ability to obtain all necessary regulatory approvals; the risk that diamond price assumptions may prove to be incorrect; modifications to existing practices so as to comply with any future permit conditions that may be imposed by regulators; delays in obtaining approvals and lease renewals; the risk of fluctuations in diamond prices and changes in US, India and world economic conditions; uncertainty as to whether dividends will be declared by the Company’s Board of Directors or whether the Company’s dividend policy will be maintained; the risk of fluctuations in the Canadian/US dollar exchange rate; cash flow and liquidity risks; and uncertainties related to the Company’s strategic review process. Please see page 41 of this MD&A, as well as the Company’s current Annual Information Form, available at www.sedar.com and www.sec.gov, for a discussion of these and other risks and uncertainties involved in the Company’s operations. Actual results may vary from the forward-looking information.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this MD&A – they should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the currently expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to do so, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law.

Business Overview

The Company is focused on the mining and marketing of rough diamonds to the global market. The Company supplies rough diamonds to the global market from its operation of the Ekati Diamond Mine (in which it owns a controlling interest) and its 40% ownership interest in the Diavik Diamond Mine. Both mineral properties are located at Lac de Gras in Canada’s Northwest Territories.

The Company controls the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Toronto, Canada; Mumbai, India; and Antwerp, Belgium. The Company acquired its initial interest in the Ekati Diamond Mine on April 10, 2013. The Ekati Diamond Mine consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential, such as the Jay kimberlite pipe and the Lynx kimberlite pipe. The Company controls and consolidates the Ekati Diamond Mine; the interests of minority shareholders are presented as non-controlling interests in the audited consolidated financial statements.

The Company has an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%), a wholly owned subsidiary of the Company, where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine and DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England. The Company receives 40% of the diamond production from the Diavik Diamond Mine.

In January 2016, the management committee of the Buffer Zone approved a program and budget for the Buffer Zone for fiscal year 2017. In March 2016, Archon Minerals Limited (“Archon”) provided notice to Dominion Diamond Ekati Corporation (“DDEC”), the operator of the Buffer Zone, of its objection to certain elements of the fiscal 2017 program and budget, and indicated that it was only prepared to contribute to certain portions of the program and budget. Accordingly, the Company elected to fund all of the cash calls for those elements of the fiscal 2017 program and budget that were not funded by Archon. Archon has asserted that its objection to the fiscal 2017 program and budget was based on its position that certain proposed expenditures in the fiscal 2017 program and budget were in breach of the terms of the Buffer Zone Joint Venture agreement and, as such, the management committee of the Buffer Zone was not permitted to approve those aspects of the fiscal 2017 program and budget. A revised program and budget for fiscal year 2017 was presented to the management committee of the Buffer Zone in the third quarter of fiscal 2017 to incorporate changes to the mine plan impacting the Lynx Project in the Buffer Zone. On February 1, 2017, the Company determined that its participating interest in the Buffer Zone had increased from 65.3% to 72.0%, in accordance with the Buffer Zone Joint Venture agreement. In December 2016, the management committee of the Buffer Zone approved a program and budget for the Buffer Zone for fiscal year 2018. Archon has not yet indicated whether it intends to participate in the full fiscal year 2018 capital program for the Buffer Zone. The ownership interest of the parties to the Buffer Zone may change in accordance with the terms of the Buffer Zone Joint Venture Agreement in the event that Archon determines not to participate in the full fiscal year 2018 capital program for the Buffer Zone.

In the second quarter of fiscal 2017, the Company announced its approval to proceed with the development of the Jay Project based on the results of the Jay Feasibility Study and has delivered the Jay Feasibility Study to Archon.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL HIGHLIGHTS
(expressed in millions of United States dollars, except per share amounts and where otherwise noted)

	Three months	Three months
	ended	ended	Year ended	Year ended
	January 31,	January 31,	January 31,	January 31,
	2017	2016	2017	2016
Sales	$129.9	$178.1	$570.9	$720.6
Carats sold	1,369	1,105	6,552	4,077
Cost of sales	107.7	191.8	544.5	668.9
Gross margin	22.2	(13.7)	26.4	51.6
Gross margin (%)	17.1%	(7.7)%	4.6%	7.2%
Average price per carat sold	95	161	87	177
Selling, general and administrative expenses	10.8	10.8	36.8	43.7
Mine standby costs	–	–	44.5	–
Restructuring charges	1.7	–	1.7	–
Operating profit (loss)	9.7	(24.5)	(56.6)	8.0
Finance expense	(4.6)	(1.2)	(14.6)	(9.9)
Exploration expense	(1.1)	0.7	(7.1)	(7.0)
Gain on sale of building	–	–	44.8	–
Finance and other income (loss)	1.3	(0.9)	2.5	0.2
Foreign exchange loss	(5.3)	(2.0)	(9.7)	(2.8)
Income (loss) before income taxes	–	(27.9)	(40.7)	(11.6)
Royalty tax (recovery) expense	(2.0)	5.2	(6.9)	11.2
Income tax (recovery) expense	(3.3)	4.7	(21.0)	16.0
Net income (loss) attributable to shareholders	5.6	(34.9)	0.2	(34.0)
Earnings (loss) per share attributable to shareholders(i)	0.07	(0.41)	–	(0.40)
Adjusted EBITDA(ii)	62.7	49.0	182.2	219.3
Adjusted EBITDA margin (%)(ii)	48%	28%	32%	30%
Free cash flow(ii)	(19.6)	27.5	(165.8)	(34.7)
Depreciation and amortization	50.5	53.6	210.3	191.4
Ore tonnes mined (000s)(iii)	1,102	1,535	5,938	5,473
Waste tonnes mined (000s)(iii)	7,554	5,748	22,567	21,766
Ore tonnes processed (000s)(iii)	1,175	1,103	3,826	4,411
Carats recovered (000s)(iii)	2,912	1,759	7,871	6,294
Grade (carats/tonne)(iii)	2.48	1.59	2.06	1.43

(i)

Earnings per share for the fourth quarter increased by $0. 48 per share mainly due to the availability for sale of rough diamonds from high grade Misery Main offset by the weakened diamond market following the demonetization of the Indian rupee. The impact to the year ended January 31, 2017 was an increase of $0.40 per share.

(ii)	The terms “Adjusted EBITDA,” “Adjusted EBITDA margin” and “free cash flow” do not have standardized meanings according to IFRS. See “Non- IFRS Measures” for additional information.

(iii)	Figures are based on Ekati Diamond Mine (100% basis) and Diavik Diamond Mine (40% share).

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Three Months Ended January 31, 2017, Compared to Three Months Ended January 31, 2016

CONSOLIDATED SALES

Fourth quarter consolidated sales decreased by $48.2 million from $178.1 million in Q4 fiscal 2016 to $129.9 million in Q4 fiscal 2017, consisting of Ekati rough diamond sales of $51.9 million (Q4 fiscal 2016 – $111.6 million) and Diavik rough diamond sales of $78.0 million (Q4 fiscal 2016 – $66.5 million). The decrease reflects a reduction in the value of goods available for sale during the quarter as a result of the process plant fire at the Ekati Diamond Mine, as well as the disruption in normal trading activity following the demonetization of the Indian rupee in November 2016. The average price per carat sold in the fourth quarter was $95 as compared to $161 in Q4 fiscal 2016, reflecting the sale of a higher proportion of lower value goods from both mines in the period.

The Company expects that the results for its mining operations will fluctuate depending on the seasonality of production at its mineral properties; the number of sales events conducted during the quarter; rough diamond prices; and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. See the “Segmented Analysis” section for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN

Fourth quarter consolidated gross margin increased by $35.9 million from negative $13.7 million in Q4 fiscal 2016 to $22.2 million in Q4 fiscal 2017. Fourth quarter consolidated cost of sales decreased by $84.1 million from $191.8 million in Q4 fiscal 2016 to $107.7 million in Q4 fiscal 2017. The Company’s cost of sales includes costs associated with mining, processing, and rough diamond sorting activities. The increase in gross margin was primarily due to the sale of Ekati goods from higher value Misery Main and Koala underground ore processed beginning in late Q3 fiscal 2017, together with good ore availability and strong processing volumes at the Diavik Diamond Mine in the same period. Following sorting and valuation, sale of these goods in Q4 fiscal 2017 realized a strong gross margin. This was partially offset by relatively higher depreciation and amortization recognized in Q4 fiscal 2017 due to the depreciation of the Misery Main pre-stripping asset as the related goods are processed and sold. Gross margin in Q4 fiscal 2016 was also negatively influenced by a $19.8 million impairment of work-in-progress diamond inventory at the Ekati Diamond Mine. The impairment was caused by the production of a relatively high proportion of lower value Misery South and Southwest material in Q4 fiscal 2016.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The principal components of selling, general and administrative (“SG&A”) expenses of $10.8 million include expenses for salaries and benefits, professional fees, consulting and travel. SG&A remained consistent with Q4 fiscal 2016.

CONSOLIDATED OPERATING PROFIT (LOSS)

Consolidated operating profit increased by $34.2 million from an operating loss of $24.5 million in Q4 fiscal 2016 to an operating profit of $9.7 million in Q4 fiscal 2017 primarily due to the stronger gross margin realized in Q4 fiscal 2017.

CONSOLIDATED FINANCE EXPENSE

Finance expense in the fourth quarter increased by $3.4 million from $1.2 million in Q4 fiscal 2016 to $4.6 million in Q4 fiscal 2017 mainly as a result of fluctuations in the accretion expense of the Company’s asset retirement obligation (“ARO”). The ARO liabilities are the associated costs relating to site closure, restoration and reclamation activities. The ARO liabilities are denominated in Canadian dollars and are translated to US dollars at the period-end exchange rate.

CONSOLIDATED EXPLORATION EXPENSE

The exploration program and related expenses for Q4 fiscal 2017 focused primarily on work performed at the Fox Deep Project and the Misery Deep Project at the Ekati Diamond Mine. Exploration costs were in the amount of $1.1 million (Q4 fiscal 2016 – recovery of $0.7 million). With the completion of the Jay Project Pre-feasibility Study, and subsequently the Sable Project Pre-feasibility Study, which established probable reserves for both kimberlite pipes, the Company has been capitalizing costs related to these development assets in accordance with the Company’s accounting policies.

CONSOLIDATED FINANCE AND OTHER INCOME (LOSS)

Finance and other income increased by $2.2 million to $1.3 million compared to an expense of $0.9 million in Q4 fiscal 2016.

CONSOLIDATED FOREIGN EXCHANGE

A net foreign exchange loss of $5.3 million was recognized during the fourth quarter (Q4 fiscal 2016 – loss of $2.0 million). The Company does not currently have any foreign exchange derivative instruments outstanding.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

CONSOLIDATED INCOME TAXES

The Company recorded a net income tax recovery of $5.3 million during the fourth quarter (Q4 fiscal 2016 – expense of $9.9 million). The Company’s combined Canadian federal and provincial statutory income tax rate for the quarter was 26.5% (2016 – 26.5%) . There are a number of items that can significantly impact the Company’s effective tax rate, including foreign currency exchange rate fluctuations, the Northwest Territories mining royalty, earnings subject to tax at rates different than the statutory rate and unrecognized tax benefits. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

The recorded tax provision is particularly influenced by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin, a substantial portion of which is denominated in Canadian dollars. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the fourth quarter, foreign currency exchange rate fluctuations resulted in a $7.1 million decrease (Q4 fiscal 2016 – $16.9 million increase) in the Company’s net income tax expense.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

NET INCOME (LOSS) ATTRIBUTABLE TO SHAREHOLDERS

Included in net income attributable to shareholders of $5.6 million (Q4 fiscal 2016 – net loss attributable to shareholders of $34.9 million) was the foreign exchange impact on income tax expense. The strengthening of the Canadian dollar relative to the US dollar during the quarter resulted in additional income tax recovery of $7.1 million or $0.09 per share (Q4 fiscal 2016 – additional income tax expense of $16.9 million or $0.20 per share); with $8.1 million of recovery or $0.10 per share for the quarter (Q4 fiscal 2016 – $8.1 million of expense or $0.09 per share) relating to revaluations of foreign currency non-monetary items and of the deferred tax liability, both of which are non-cash items.

Year Ended January 31, 2017, Compared to Year Ended January 31, 2016

CONSOLIDATED SALES

Consolidated sales decreased by $149.7 million from $720.6 million in fiscal 2016 to $570.9 million in fiscal 2017, consisting of Ekati Diamond Mine rough diamond sales of $295.2 million (2016 – $464.8 million) and Diavik Diamond Mine rough diamond sales of $275.7 million (2016 – $255.7 million). The $149.7 million decrease in sales from fiscal 2016 primarily reflects a reduction in the value of diamonds sold during the year as a result of the process plant fire at the Ekati Diamond Mine. The average price per carat sold in fiscal 2017 was $87 as compared to $177 in fiscal 2016, reflecting the sale of a higher proportion of lower value goods from both mines in fiscal 2017. A significant amount of lower average value goods were carried over from fiscal 2016 and sold in the first quarter of fiscal 2017.

CONSOLIDATED COST OF SALES AND GROSS MARGIN

Consolidated gross margin decreased by $25.2 million from $51.6 million in fiscal 2016 to $26.4 million in fiscal 2017 in line with decreases in both sales and cost of sales. Consolidated cost of sales decreased by $124.4 million from $668.9 million in fiscal 2016 to $544.5 million in fiscal 2017. The Company’s cost of sales includes costs associated with mining and rough diamond sorting activities. Cost of sales decreased in fiscal 2017 as a result of lower sales in the year, offset by the recognition of $26.0 million of impairment charges of available-for-sale inventory from the Ekati Diamond Mine in the first two quarters of fiscal 2017. The impairment charges represented the excess of the inventoried cash and non-cash costs over net realizable value, or the amount the Company realized or expected to realize upon final sorting, valuation and subsequent sale of the inventory. Impairment charges of $19.8 million were included in cost of sales in the fourth quarter of fiscal 2016. In both years, impairment was caused by the production of a relatively high proportion of lower value Misery South and Southwest material.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The principal components of selling, general and administrative (“SG&A”) expenses of $36.8 million included expenses for salaries and benefits, professional fees, consulting and travel. SG&A decreased by $6.9 million over fiscal 2016 primarily due to a charge incurred in the prior year in connection with the departure of the Company’s former Chief Executive Officer.

CONSOLIDATED OPERATING PROFIT (LOSS)

Consolidated operating loss increased by $64.6 million from a profit of $8.0 million in fiscal 2016 to a loss of $56.6 million in fiscal 2017 primarily due to the expensing of $44.5 million of mine standby costs incurred as a result of the suspension of processing at the Ekati Diamond Mine following the process plant fire.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

CONSOLIDATED FINANCE EXPENSE

Finance expense increased in fiscal 2017 by $4.7 million over fiscal 2016 mainly as a result of fluctuations in the accretion expense of the Company’s asset retirement obligation (“ARO”). The ARO liabilities are the associated costs relating to site closure, restoration and reclamation activities. The ARO liabilities are denominated in Canadian dollars and are translated to US dollars at the period-end exchange rate.

CONSOLIDATED EXPLORATION EXPENSE

Exploration costs in the amount of $7.1 million (2016 – $7.0 million) were incurred primarily for drilling work performed at the Fox Deep Project at the Ekati Diamond Mine with the objective to better understand the grade of material of the existing resource which is located at the bottom of the existing pit. With the completion of the Jay Project Feasibility Study, and subsequently the Sable Project Pre-feasibility Study, which established probable reserves for both kimberlite pipes, the Company has been capitalizing costs related to these development assets in accordance with the Company’s accounting policies.

CONSOLIDATED GAIN ON SALE OF BUILDING

On September 8, 2016, the Company sold its downtown Toronto office building for CDN $84.8 million. Proceeds of $65.1 million were received following closing adjustments. The Company recognized a pre-tax gain on the sale of $44.8 million ($0.46 per share after tax) in the third quarter of fiscal 2017.

CONSOLIDATED FINANCE AND OTHER INCOME

Finance and other income increased by $2.3 million compared to fiscal 2016.

CONSOLIDATED FOREIGN EXCHANGE

A net foreign exchange loss of $9.7 million was recognized during fiscal 2017 (2016 – loss of $2.8 million). The Company does not currently have any foreign exchange derivative instruments outstanding.

CONSOLIDATED INCOME TAXES

The Company recorded a net income tax recovery of $27.9 million during the year ended January 31, 2017 (2016 – expense of $27.2 million). The Company’s combined Canadian federal and provincial statutory income tax rate for the year ended January 31, 2017 was 26.5% (2016 – 26.5%) . There are a number of items that can significantly impact the Company’s effective tax rate, including foreign currency exchange rate fluctuations, the Northwest Territories mining royalty, earnings subject to tax at rates different than the statutory rate and unrecognized tax benefits. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin, a substantial portion of which is denominated in Canadian dollars. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the year ended January 31, 2017, foreign currency exchange rate fluctuations resulted in a $14.4 million decrease (2016 – $26.1 million increase) in the Company’s net income tax expense.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

NET INCOME (LOSS) ATTRIBUTABLE TO SHAREHOLDERS

Included in net income attributable to shareholders of $0.2 million (2016 – net loss attributable to shareholders of $34.0 million) was the foreign exchange impact on income tax expense. The strengthening of the Canadian dollar relative to the US dollar during the year ended January 31, 2017 resulted in additional income tax recovery of $14.4 million or $0.17 per share (2016 – additional income tax expense of $26.1 million or $0.31 per share), with $18.6 million of recovery or $0.22 per share (2016 –$2.8 million of expense or $0.03 per share) relating to revaluations of foreign currency non-monetary items and of the deferred tax liability, both of which are non-cash items.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Consolidated Financial Outlook

FINANCIAL GUIDANCE
(expressed in millions of United States dollars, except per carat amounts )

	Ekati (100%	)	Diavik (40%	)	Fiscal 2018 Consolidated
Sales(i)	$575– 645		$300– 330		$875–975
Adjusted EBITDA(ii)	315– 370		180– 210		475–560
Depreciation and amortization	225– 265		85– 100		310–365
Average price per carat sold	60–80		90– 110		70– 90

(i)

Sales guidance for fiscal 2018 includes production from the Misery Southwest pipe, which is currently an inferred resource. The mine plan for fiscal 2018 foresees between 1.3 and 1.4 million carats recovered from Misery Southwest, with an estimated market value of between $48 million and $52 million. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Operating Case will be realized.

(ii)	The term “Adjusted EBITDA” does not have a standardized meaning according to IFRS. See “Non- IFRS Measures” for additional information.

Sales are expected to be between $875 million and $975 million and are expected to benefit from the focus on high value ore processed from the Misery Main and Koala underground pipes at the Ekati Diamond Mine in the latter part of fiscal 2017 and the first quarter of fiscal 2018. Sales are also expected to benefit from the ramp up of ore from the Pigeon and Lynx pipes at the Ekati Diamond Mine during the remainder of the year and strong production primarily from A-418 and A-154 North at the Diavik Diamond Mine. The diamond market continues to show signs of recovery from the impact of demonetization in India; however, the lower value segment of the diamond market is expected to recover at a slower pace than the higher value segment. The guidance for fiscal 2018 foresees the sale of a higher volume of lower value diamonds that were previously held back from sale and remained in inventory due to the weaker market conditions following the demonetization. This is expected to affect the average price per carat sold as well as the number of carats sold.

Adjusted EBITDA is expected to be between $475 million and $560 million, reflecting a high margin ore mix, combined with ongoing cost containment and efficiency initiatives, including reduced energy consumption and continued implementation of the long haulage strategy at the Ekati Diamond Mine, with the addition of two high capacity road trains.

The average price per carat sold is expected to range from $70 to $90 per carat. The upper end of the range reflects the potential for a larger proportion of sales of higher value diamonds, while the lower end of the range reflects the potential for a higher proportion of sales of lower quality stones.

Sales, Adjusted EBITDA and the average price per carat sold in any given quarter are impacted by seasonal trends in the diamond industry, the number of sales in a quarter, ore mix produced in prior quarters that have completed the sorting and valuation process, opening period inventory levels of goods available for sale, the sale of very high value special stones via a limited number of special tenders during the year, and other factors. The Ekati Diamond Mine contains a greater number of kimberlite sources, each with different average price per carat, grade and size profile compared to those at the Diavik Diamond Mine. In the first fiscal quarter, the combined average price per carat sold is expected to be near the low end of the guidance range for the full fiscal year, partly due to a significant volume of lower value goods in inventory from recent Misery Main production, and a slower recovery in the lower value segment of the diamond market after the demonetization in India. This is expected to reverse later in the year with the processing of ore containing diamonds with a higher average price per carat.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Segmented Analysis

The operating segments of the Company include the Ekati Diamond Mine, the Diavik Diamond Mine and the Corporate segment. The Corporate segment captures items not specifically related to operating the Ekati and Diavik mines.

EKATI DIAMOND MINE (100% BASIS)
(expressed in millions of United States dollars, except per share, per tonne or per carat amounts and where otherwise noted)

	Three months	Three months
	ended	ended	Year ended	Year ended
	January 31,	January 31,	January 31,	January 31,
	2017	2016	2017	2016
Sales	$51.9	$111.6	$295.2	$464.8
Carats sold (000s)	671	636	3,411	2,337
Cost of sales	52.4	135.9	344.0	472.4
Gross margin	(0.5)	(24.3)	(48.8)	(7.6)
Gross margin (%)	(1.0)%	(21.8)%	(16.6)%	(1.6)%
Average price per carat sold	77	175	87	199
Selling, general and administrative expenses	0.4	1.3	2.7	6.1
Mine standby costs	–	–	44.5	–
Restructuring costs	1.0	–	1.0	–
Operating loss	(1.9)	(25.6)	(97.0)	(13.6)
Finance expenses	(2.5)	(1.3)	(8.5)	(7.1)
Exploration costs	(1.2)	0.8	(6.8)	(6.9)
Finance and other income (loss)	0.4	(0.8)	0.6	0.2
Foreign exchange (loss) gain	(9.7)	2.8	(13.7)	3.1
Segmented loss before income taxes	(14.9)	(24.1)	(125.6)	(24.3)
Cash cost per tonne processed(i)	69.8	89.3	67.5	87.3
Total cost per tonne processed(i)	136.4	132.1	119.2	127.6
Cash cost per carat produced(i)	30.1	71.7	38.8	86.3
Total cost per carat produced(i)	58.0	104.0	67.3	123.7
Cash cost of sales per carat sold(i)	42.8	159.3	63.3	149.9
Adjusted EBITDA(i)	28.8	29.0	64.9	129.1
Adjusted EBITDA margin (%)(i)	55%	26%	22%	28%
Depreciation and amortization	30.2	34.7	135.4	122.8
Ore tonnes mined (000s)	876	1,322	5,036	4,649
Waste tonnes mined (000s)	7,517	5,704	22,427	21,586
Ore tonnes processed (000s)	958	917	2,940	3,618
Carats recovered (000s)	2,252	1,164	5,208	3,732
Grade (carats/tonne)	2.35	1.27	1.77	1.03

(i)

The terms “cash cost per tonne processed,” “total cost per tonne processed,” “cash cost per carat produced,” “total cost per carat produced,” “cash cost of sales per carat sold,” “Adjusted EBITDA” and “Adjusted EBITDA margin” do not have standardized meanings according to IFRS. See “Non- IFRS Measures” for additional information.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Three Months Ended January 31, 2017, Compared to Three Months Ended January 31, 2016

EKATI SALES

During the fourth quarter sales decreased by $59.7 million from $111.6 million in Q4 fiscal 2016 to $51.9 million in Q4 fiscal 2017, During the fourth quarter of fiscal 2017, the Company sold approximately 0.7 million carats (Q4 fiscal 2016 – 0.6 million carats) from the Ekati Diamond Mine. The decrease in sales for Q4 fiscal 2017 reflects a reduction in the value of goods sold during the quarter as a result of the process plant fire at the Ekati Diamond Mine, as well as the disruption in normal trading activity following the demonetization of the Indian rupee in November 2016. The increase in number of carats sold and decrease in average price per carat reflects the availability for sale of rough diamonds from high-grade Misery Main ore, and the decision to hold back lower-than-average priced inventory in Q4 fiscal 2016 due to a weakened diamond market at that time. Excluded from sales in the fourth quarter were proceeds of $5.1 million relating to carats produced and sold from the processing of Misery Main ore during the pre-commercial production period (Q4 fiscal 2016 – $2.5 million from Misery Main and Misery Northeast). Sales of diamonds recovered during the pre-commercial production period net of associated costs have been applied as a reduction of capitalized stripping assets.

EKATI COST OF SALES AND GROSS MARGIN

During the fourth quarter gross margin increased by $23.8 million from negative $24.3 million in Q4 fiscal 2016 to negative $0.5 million in Q4 fiscal 2017. The increase was primarily as a result of diamonds recovered from Misery Main and Koala underground ore processed following the restart of the Ekati Diamond Mine process plant in late September becoming available for sale in the final sale of the fourth quarter, offset by a weakened diamond market in the fourth quarter following the demonetization of the Indian rupee in November 2016. The increase in gross margin was also partially offset by relatively higher depreciation and amortization recognized in Q4 fiscal 2017 due to the depreciation of the Misery Main pre-stripping asset as the related goods are processed and sold. The margin in Q4 fiscal 2016 was negatively influenced by the processing of lower value Misery Satellite material and COR while pre-stripping was being completed in the higher value Misery Main open pit as well as a $19.8 million impairment of available for sale inventory. The gross margin is anticipated to fluctuate between quarters, resulting from variations in the volume, size and quality distribution of rough diamonds sold by the Company in each quarter and variation in rough diamond prices.

Cost of sales includes operating costs and depreciation and amortization incurred at the Ekati Diamond Mine, and sorting costs, which represent the Company’s cost of handling and sorting product in preparation for sales to third parties. Capitalized costs of new pit or underground development are amortized on a unit-of-production basis as the associated material is processed.

As at January 31, 2017, the Company had 3.0 million carats of Ekati Diamond Mine–produced rough diamond inventory available for sale with an estimated market value of approximately $156 million (October 31, 2016 – 1.2 million carats and $52 million, respectively, including approximately $5 million of Misery Main pre-production inventory). Available-for-sale inventory included a higher proportion of lower value goods. The Company also had approximately 0.5 million carats of rough diamond inventory that was work in progress (October 31, 2016 – 0.9 million carats) and that was predominantly from Misery Main and Koala underground. Inventory classified as available for sale represents carats that have completed the sorting and valuation process. Carats still undergoing sorting and valuation are classified as work-in-progress inventory.

	Ekati	Ekati
	carats (millions)	cost
Diamond inventory available for sale, October 31, 2016	1.2	$40.5
Transfer from work in progress	2.6	155.1
Cost of sales	(0.8)	(52.4)
Diamond inventory available for sale, January 31, 2017	3.0	$143.2

SEGMENTED LOSS BEFORE INCOME TAXES

Segmented loss before income taxes during the quarter decreased by $9.2 million from $24.1 million in Q4 fiscal 2016 to $14.9 million in Q4 fiscal 2017, which was primarily driven by a reduction in the value of goods available for sale when compared to the fourth quarter of fiscal 2016. Refer to the “Ekati Sales” section above for a detailed explanation. Additionally, $1.0 million of restructuring expenses were recognized relating to severance and retention payments expected to be paid in fiscal 2018.

UNIT COSTS

Cash cost per tonne processed decreased by $19.5 per tonne from $89.3 per tonne in Q4 fiscal 2016 to $69.8 per tonne in Q4 fiscal 2017. The decrease was due to a greater number of tonnes processed in Q4 fiscal 2017 as well as a greater volume of waste stripping in that period which resulted in a greater proportion of mine site costs capitalized as production stripping. Capitalized production stripping is amortized on a unit – of – production basis as the associated material is processed. Total cost per tonne processed increased by $4.3 per tonne from $132.1 per tonne in Q4 fiscal 2016 to $136.4 per tonne in Q4 fiscal 2017 due to significant amounts of Misery Main ore processed and the related depreciation of the Misery Main deferred stripping asset as this ore is processed. See “Non-IFRS Measures” for additional information.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Cash cost per carat produced decreased by $41.6 per carat from $71.7 per carat in Q4 fiscal 2016 to $30.1 per carat in Q4 fiscal 2017 and total cost per carat produced decreased by $46.0 per carat from $104.0 per carat in Q4 fiscal 2016 to $58.0 per carat in Q4 fiscal 2017 reflecting the processing and availability for sale of rough diamonds from high-grade Misery Main ore. See “Non-IFRS Measures” for additional information.

Cash cost per carat sold decreased by $116.5 per carat from $159.3 per carat in Q4 fiscal 2016 to $42.8 per carat in Q4 fiscal 2017 reflecting the processing and sale of a large volume of lower average value rough diamonds from high-grade Misery Main ore. See “Non-IFRS Measures” for additional information.

Year Ended January 31, 2017, Compared to Year Ended January 31, 2016

EKATI SALES

Sales decreased by $169.6 million from $464.8 million in fiscal 2016 to $295.2 million in fiscal 2017, during which the Company sold approximately 3.4 million carats (fiscal 2016 – 2.3 million carats) from the Ekati Diamond Mine. The decrease in sales reflected the processing of lower value Misery Satellite material and COR in early fiscal 2017 while pre-stripping was being completed in the higher value Misery Main open pit. The decrease also reflected a reduction in the value of goods available for sale as a result of the Ekati process plant fire on June 23, 2016, and disruption in normal trading activity following the demonetization of the Indian rupee in November 2016. Excluded from sales in the current period were proceeds of $27.2 million from carats produced and sold from the processing of materials from Misery Main, Misery Northeast and Pigeon pipes during their respective pre-commercial production periods (2016 – $9.8 million from Misery Main and Misery Northeast).

Carats sold increased by 46% and price per carat decreased by 57% compared to fiscal 2016. This was due to the sale of a significant amount of lower-than-average priced inventory in Q1 fiscal 2017 that had been held back in fiscal 2016 due to market conditions at that time. It also reflects a change in the ore mix at the Ekati Diamond Mine in fiscal 2017, with more production coming from sources having a lower average price.

EKATI COST OF SALES AND GROSS MARGIN

Gross margin decreased by $41.2 million from negative $7.6 million in fiscal 2016 to negative $48.8 million in fiscal 2017. The negative gross margin increased from 1.6% to 16.6% at the Ekati Diamond Mine primarily due to a change in the ore mix, with more production coming from sources with a lower average price throughout the majority of fiscal 2017. Gross margin was also negatively influenced by a $19.6 million and a $6.4 million impairment charge of available-for-sale inventory recorded in cost of sales in Q1 fiscal 2017 and Q2 fiscal 2017, respectively (2016 – $19.8 million). The impairment represents the excess of the inventoried cash and non-cash costs over net realizable value, or the amount the Company realized or expected to realize upon final sorting, valuation and subsequent sale of this inventory. The impairment primarily resulted from production in the first half of the fiscal year having a relatively high proportion of lower value Misery South & Southwest material.

Cost of sales includes operating costs and depreciation and amortization incurred at the Ekati Diamond Mine, and sorting costs, which represent the Company’s cost of handling and sorting product in preparation for sales to third parties. Capitalized costs of new pit or underground development are amortized on a unit-of-production basis as the associated material is processed.

As at January 31, 2017, the Company had 3.0 million carats of Ekati Diamond Mine–produced rough diamond inventory available for sale with an estimated market value of approximately $156 million (January 31, 2016 – 1.0 million carats and $66 million, respectively). Available-for-sale inventory included a higher proportion of lower value goods. The Company also had approximately 0.5 million carats of rough diamond inventory that was work in progress (January 31, 2016 – 1.1 million carats) and that was predominantly from Misery Main and Koala underground. Inventory classified as available for sale represents carats that have completed the sorting and valuation process. Carats still undergoing sorting and valuation are classified as work-in-progress inventory.

	Ekati	Ekati
	carats (millions)	cost
Diamond inventory available for sale, January 31, 2016	1.0	$65.6
Transfer from work in progress	5.8	422.4
Cost of sales(i)	(3.8)	(344.8)
Diamond inventory available for sale, January 31, 2017	3.0	$143.2

(i)	Includes $19.6 million and $6.4 million impairment of available-for-sale inventory recorded in Q1 fiscal 2017 and Q2 fiscal 2017, respectively.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

SEGMENTED LOSS BEFORE INCOME TAXES

Segmented loss before income taxes during fiscal 2017 increased by $101.3 million from $24.3 million in fiscal 2016 to $125.6 million in fiscal 2017, which was primarily driven by the production of lower value material. Refer to the “Ekati Sales” section above for a detailed explanation. Additionally, $44.5 million of mine standby costs were expensed during fiscal 2017 as a result of the approximate three-month temporary suspension of processing at the Ekati Diamond Mine following the process plant fire on June 23, 2016. Mine standby costs as a result of the fire are net of a $6.7 million estimated insurance recovery for property damage and include approximately $12.7 million relating to repairs.

UNIT COSTS

Cash cost per tonne processed decreased by $19.8 per tonne from $87.3 per tonne in fiscal 2016 to $67.5 per tonne in fiscal 2017. Despite the decrease in total tonnes processed as a result of the process plant fire, and strong processing volumes during the period the process plant was operating resulted in lower cash costs per tonne. Additionally, there was a greater volume of waste stripping in fiscal 2017 which resulted in a greater proportion of mine site costs capitalized as production stripping. Capitalized production stripping is amortized on a unit – of – production basis as the associated material is processed. Total cost per tonne processed decreased by $8.4 per tonne from $127.6 per tonne in fiscal 2016 to $119.2 per tonne in fiscal 2017 due to strong processing volumes offset by significant amounts of Misery Main ore processed in Q4 fiscal 2017 and the related depreciation of the Misery Main deferred stripping asset as this ore is processed. See “Non-IFRS Measures” for additional information.

The cash cost per carat produced decreased by $47.5 per carat from $86.3 per carat in fiscal 2016 to $38.8 per carat in fiscal 2017 and total cost per carat produced decreased by $56.4 per carat from $123.7 per carat in fiscal 2016 to $67.3 per carat in fiscal 2017 reflecting the processing and availability for sale of rough diamonds from high-grade Misery Main ore. See “Non-IFRS Measures” for additional information.

Cash cost per carat sold decreased by $86.6 per carat from $149.9 per carat in fiscal 2016 to $63.3 per carat in fiscal 2017 reflecting the processing and sale of a large volume of lower average value rough diamonds from high-grade Misery Main ore. See “Non-IFRS Measures” for additional information.

Operational Update

Mining activities during the fourth quarter exhibited strong performance from both the higher value Misery Main open pit and Koala underground operations. Waste stripping also continued at the Pigeon and Lynx open pits.

During the fourth quarter of fiscal 2017, processing volume significantly increased following the re-commencement of the process plant, and the Ekati Diamond Mine produced (on a 100% basis) 2.3 million carats from the processing of 1.0 million tonnes of ore from mineral reserves. Carat production was positively influenced by the processing of a high proportion of high-grade Misery Main ore.

During the fourth quarter of fiscal 2017, there were no significant environmental incidents at the Ekati Diamond Mine. With respect to health and safety performance, the Company recorded three lost time injuries, corresponding to a frequency rate per 200,000 hours worked (“LTIFR”) of 0.22 and a year to date LTIFR of 0.77 (Q4 2016 – no lost time injuries for an LTIFR of 0.00 and a year to date LTIFR of 0.29) .

A fire occurred at the Ekati Diamond Mine process plant on June 23, 2016. The resulting damage to the process plant was limited only to a small area with no damage to the main structural components. No injuries were reported. The process plant was subsequently shut down for cleaning and repairs, including the replacement of one of the main degritting screens and associated components, as well as some electrical wiring and related infrastructure. The process plant resumed operations at full capacity on September 21, 2016. Repair and cleaning costs of $12.7 million were incurred in fiscal 2017. Cost savings measures were implemented subsequent to the fire, including pausing mining at lower value ore bodies, a deferral of non-essential sustaining capital and a temporary layoff of affected staff across the Company. An estimated insurance recovery for property damage of approximately $6.7 million was recorded in mine standby costs in Q3 fiscal 2017. The Company holds business interruption insurance covering losses as a result of the fire, but due to the complex nature of this claim, amounts receivable under the business interruption claim cannot be determined at this time.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Capital Update

Capital expenditures include development projects, sustaining capital and capitalized evaluation activities. Capital expenditure in fiscal 2017 included the construction of an all-season access road to the Sable Project site and mobilization and initial construction for the Jay Project. Capital expenditures also included the costs associated with the pre-stripping of waste at the Misery Main and Lynx open pits prior to commercial production. A fine dense media separation (“DMS”) unit was commissioned in the process plant in late fiscal 2017 in order to improve small diamond recovery. The table below sets out the capital expenditure by project for fiscal 2017 at the Ekati Diamond Mine (100% basis).

(expressed in millions of United States dollars)

Fiscal 2017
Capital expenditure	actuals(i)
Misery Main(ii)	29
Lynx	21
Sable(iii)	52
Jay	35
Fine DMS	13
Production stripping(iv)	55
Sustaining	36

(i)	Calculated on an accrual basis excluding capitalized depreciation and excluding adjustments for pre- production revenue.
(ii)	Misery Main achieved commercial production in May 2016.
(iii)	Expenditures at the Sable pipe are capitalized in fiscal 2017 following completion of a pre-feasibility study.
(iv)

Represents excess waste stripping in open pits that have achieved commercial production. Costs are capitalized as deferred stripping assets and amortized on a unit-of-production basis as the associated material is processed.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

The charts below show the Ekati Diamond Mine carat production, ore processed and recovered grade for the eight most recent quarters.

EKATI DIAMOND MINE PRODUCTION (100% BASIS) – CARATS

EKATI DIAMOND MINE PRODUCTION (100% BASIS) – ORE PROCESSED AND RECOVERED GRADE

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Ekati Operations Outlook
KEY MINING AND PIPE ACTIVITIES

Pipe	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18
Misery Main		Continuing production
Koala		Continuing production
Pigeon		Continuing production
Misery Southwest		Continuing production
Lynx	Waste stripping	First ore	Continuing production
Sable	Site construction		Waste stripping
Jay	Water licence, final land use permit		Road construction

PRODUCTION GUIDANCE

	Full year production target fiscal 2018 (100% basis)
	Tonnes mined	Tonnes processed	Carats recovered
	(millions)	(millions)	(millions)
Mine plan for fiscal 2018	27–30	3.7–4.0	6.3–7.0	(1)

(1) Reflects the Operating Case at Ekati Diamond Mine; this includes the Misery Southwest pipe which is currently an inferred mineral resource. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Operating Case will be realized.

Open pit mining will take place at all pipes, with the exception of Koala, where mining is underground. Processed ore and recovered carats will be sourced from the following kimberlite pipes in the approximate proportions noted below:

	Full year production target fiscal 2018 (100% basis)
	Percentage of	Percentage of
	tonnes processed	carats recovered
Koala underground	30%	10%
Pigeon	30%	5%
Misery Main	20%	60%
Lynx	5%	5%
Mineral reserves only (base case)	85%	80%
Misery Southwest kimberlite pipe(1)	15%	20%
Total (operating case)	100%	100%

(1)

Misery Southwest pipe is currently an inferred mineral resource. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the operating case will be realized.

A high-value blend of primarily Misery Main and Koala underground ore will continue to be prioritized for processing in the first quarter of fiscal 2018. The processing of significant amounts of Pigeon and Lynx ore is expected to begin in the second quarter of fiscal 2018, with a corresponding reduction in Misery Main and Koala ore. Lynx ore is expected to be processed primarily during the second and third quarters of fiscal 2018, and will be replaced by Misery Southwest material while waste stripping is being completed for the second phase of mining at the Lynx open pit.

The Fines DMS unit that was commissioned in the fourth fiscal quarter of 2017 continues to ramp up through the first quarter of fiscal 2018, and when fully operational in the second quarter of fiscal 2018, is expected to result in the recovery of a higher proportion of small diamonds.

As part of the Koala and Pigeon mining, a small portion of inferred mineral resource is being extracted along with the mineral reserves. This material is not included in the current production estimate, but will be processed along with the mineral reserve ore and will be incremental to production. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

The foregoing scientific and technical information for the Ekati Diamond Mine was prepared and verified by the Company, the operator of the Ekati Diamond Mine, under the supervision of Peter Ravenscroft, FAuslMM, of Burgundy Mining Advisors Ltd., an independent mining consultancy. Mr. Ravenscroft is a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

UNIT PRODUCTION COST GUIDANCE

Fiscal 2018 (100% basis)
Cash cost per tonne processed(i)	$60– 70
Total cost per tonne processed(i)	120–135
Cash cost per carat produced(i)	35– 40
Total cost per carat produced(i)	65– 75

(i)

“Cash cost per tonne processed,” “Total cost per tonne processed,” “Cash cost per carat produced,” and “Total cost per carat produced” do not have standardized meanings according to IFRS. See “Non-IFRS Measures” for additional information.

Per carat metrics in any particular quarter may vary from the annual guidance due to changes in the ore blend.

CAPITAL EXPENDITURES GUIDANCE

The planned capital expenditures excluding capitalized depreciation at Ekati Diamond Mine for fiscal 2018 are expected to be approximately $230 million to $280 million. Capital expenditures include development projects and sustaining capital.

(expressed in millions of United States dollars expect where otherwise noted)

	Full year production target fiscal 2018 (100% basis)
		Percentage of
	Cost	growth capital
Growth capital	$90–$110
Lynx		10%
Sable		50%
Jay		25%
Other		15%
Total growth capital		100%
Sustaining capital (including production stripping)	$140–$170

EXPLORATION AND PROJECT DEVELOPMENT

A number of near-term and longer-term development opportunities are being advanced in fiscal 2018. Commercial production of high value carats from the Lynx pipe is expected in the first half of fiscal 2018 and the first production of high value carats from the Sable pipe is anticipated in fiscal 2020.

The Jay Project is the Company’s most significant undeveloped deposit at the Ekati Diamond Mine and is currently in the final stages of permitting, with a decision on water licensing expected in mid-calendar 2017.

A pre-feasibility study is being completed on the development of an underground operation below the final profile of the planned Misery Main open pit. The study is focused on the processing of additional high value ore from the Misery pipe, and a positive outcome could lead to the recovery of carats beyond fiscal 2020, enhancing the production profile at Ekati Diamond Mine. Completion of the pre-feasibility study is expected in the second quarter of fiscal 2018.

Based on encouraging bulk sample results from the previously mined Fox open pit, indicated resources at the Fox kimberlite pipe have increased to 45.6 million tonnes and 16.5 million carats. A pre-feasibility study is underway to examine the economics of an underground mine below the large open pit is underway and is expected to be completed in late fiscal 2018. If successful, this project has the potential to significantly extend the life of the Ekati Diamond Mine.

Planning and analysis has commenced to support a renewed greenfield exploration program in calendar 2017 at the Ekati Diamond Mine. No greenfield exploration has taken place at the Ekati Diamond Mine since 2006. There are 150 kimberlites on the property, of which approximately 110 have not been significantly tested. Re-evaluation of historical data is underway on undeveloped kimberlites, and diamond drilling is planned on up to six targets in the Core Zone and Buffer Zone.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

PRICING

Based on the average prices per carat achieved by the Company in the February 2017 sale, the Company has modelled the approximate rough diamond price per carat for each Ekati kimberlite process plant feed type in the table that follows. The Fines DMS unit that was commissioned in Q4 fiscal 2017 continues to ramp up through the first quarter of fiscal 2018 and when fully operational in the second quarter of fiscal 2018, is expected to result in the recovery of a higher proportion of small diamonds. The pricing below is modelled to reflect this additional small diamond recovery, which decreases average price per carat recovered, and reflects the average realized price from the February 2017 sale.

Prices have decreased by an average of 7% over Q3 fiscal 2017 reflecting a weakness in the market for lower priced rough diamonds following the November 2016 demonetization of the Indian rupee and a disruption in normal trading activity in these goods. Misery Main and Misery Southwest Extension production generally contain a relatively higher proportion of smaller lower priced rough diamonds, which have decreased in price more than the average across all goods.

February 2017
sales cycle
average price
Ore type	per carat
Koala	$280
Misery Main(1)	53
Misery Southwest Extension	37
Pigeon	138

(1)	Misery Main average price per carat was reduced approximately $10 per carat to reflect additional small diamond recovery from the Fines DMS unit.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

DIAVIK DIAMOND MINE (40% SHARE)
(expressed in millions of United States dollars, except per share, per tonne or per carat amounts and where otherwise noted)

	Three months	Three months
	ended	ended	Year ended	Year ended
	January 31,	January 31,	January 31,	January 31,
	2017	2016	2017	2016
Sales	$78.0	$66.5	$275.7	$255.7
Carats sold (000s)	698	469	3,140	1,740
Cost of sales	55.3	55.9	200.4	196.5
Gross margin	22.7	10.6	75.3	59.2
Gross margin (%)	29.1%	16.0%	27.3%	23.2%
Average price per carat sold	112	142	88	147
Selling, general and administrative expenses	0.8	0.6	3.2	3.1
Operating profit	21.9	10.1	72.1	56.1
Finance expenses	(2.1)	0.1	(6.1)	(2.8)
Exploration costs	0.1	(0.1)	(0.3)	(0.1)
Finance and other income (loss)	0.9	(0.1)	1.9	–
Foreign exchange gain (loss)	4.5	(4.8)	4.0	(5.9)
Segmented profit before income taxes	25.3	5.1	71.6	47.3
Cash cost per tonne processed(i)	146.2	164.0	135.0	152.4
Total cost per tonne processed(i)	244.1	281.1	224.6	250.3
Cash cost per carat produced(i)	53.0	54.1	47.9	49.6
Total cost per carat produced(i)	79.9	87.0	74.7	77.6
Cash cost of sales per carat sold(i)	51.9	79.5	40.9	74.2
Adjusted EBITDA(i)	42.8	28.7	146.2	123.8
Adjusted EBITDA margin (%)(i)	55%	43%	53%	48%
Depreciation and amortization	19.3	18.6	72.5	67.7
Ore tonnes mined (000s)	226	213	902	824
Waste tonnes mined (000s)	37	44	140	180
Ore tonnes processed (000s)	216	185	886	794
Carats recovered (000s)	660	598	2,664	2,562
Grade (carats/tonne)	3.06	3.20	3.01	3.23

(i)

The terms “cash cost per tonne processed,” “total cost per tonne processed,” “cash cost per carat produced,” “total cost per carat produced,” “cash cost of sales per carat sold,” “Adjusted EBITDA” and “Adjusted EBITDA margin” do not have standardized meanings according to IFRS. See “Non- IFRS Measures” for additional information.

Three Months Ended January 31, 2017, Compared to Three Months Ended January 31, 2016

DIAVIK SALES

During the fourth quarter sales increased by $11.5 million from $66.5 million in Q4 fiscal 2016 to $78.0 million in Q4 fiscal 2017. The Company sold approximately 0.7 million carats (Q4 fiscal 2016 – 0.5 million carats) from the Diavik Diamond Mine. The decrease in average price per carat sold and increase in number of carats sold is primarily due to a decision in the prior year to hold back lower-than-average priced inventory due to market conditions.

DIAVIK COST OF SALES AND GROSS MARGIN

During the fourth quarter gross margin increased by $12.1 million from $10.6 million in Q4 fiscal 2016 to $22.7 million in Q4 fiscal 2017. The increase was primarily due to the negative impact of lower processing volumes experienced in the prior fiscal year. The gross margin is anticipated to fluctuate between quarters, resulting from variations in the volume, size and quality distribution of rough diamonds sold by the Company in each quarter and variation in rough diamond prices.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Cost of sales includes operating costs and depreciation and amortization incurred at the Diavik Diamond Mine, and sorting costs, which represent the Company’s cost of handling and sorting product in preparation for sales to third parties. Capitalized costs of new pit or underground development are amortized on a unit-of-production basis over estimated proven and probable reserves.

At January 31, 2017, the Company had 0.6 million carats of Diavik Diamond Mine–produced rough diamond inventory available for sale with an estimated market value of approximately $56 million (October 31, 2016 – 0.9 million carats and $87 million, respectively). The Company did not have any inventory classified as work in progress (October 31, 2016 – nil). Inventory classified as available for sale represents carats that have completed the sorting and valuation process. Carats still undergoing sorting and valuation are classified as work-in-progress inventory.

(expressed in millions of United States dollars)

	Diavik	Diavik
	carats (millions)	cost
Diamond inventory available for sale, October 31, 2016	0.9	$54.8
Transfer from work in progress	0.4	38.3
Cost of sales(i)	(0.7)	(54.8)
Diamond inventory available for sale, January 31, 2017	0.6	$38.3

(i)	Does not include royalties, which are recorded directly to cost of sales.

SEGMENTED PROFIT BEFORE INCOME TAXES

Segmented profit before income taxes during the quarter increased by $20.2 million from $5.1 million in Q4 fiscal 2016 to $25.3 million in Q4 fiscal 2017. The increase was primarily driven by increased gross margin combined with a foreign exchange gain of $4.5 million. Refer to the “Diavik Sales” and “Diavik Cost of Sales and Gross Margin” sections above for a detailed explanation.

UNIT COSTS

Cash cost per tonne processed decreased by $17.8 per tonne from $164.0 per tonne in Q4 fiscal 2016 to $146.2 per tonne in Q4 fiscal 2017 and total cost per tonne processed decreased by $37.0 per tonne from $281.1 per tonne in Q4 fiscal 2016 to $244.1 per tonne in Q4 fiscal 2017 in both cases reflecting relatively stable production costs over a greater number of tonnes processed in Q4 fiscal 2017. Lower processing volumes were experienced in Q4 fiscal 2016 due primarily to three weeks of maintenance shutdowns of the Diavik processing plant. See “Non-IFRS Measures” for additional information.

Cash cost per carat produced decreased by $1.1 per carat from $54.1 per carat in Q4 fiscal 2016 to $53.0 per carat in Q4 fiscal 2017 and total cost per carat produced decreased $7.1 per carat from $87.0 per carat in Q4 fiscal 2016 to $79.9 per carat in Q4 fiscal 2017 in both cases reflecting a greater number of tonnes processed and carats recovered in Q4 fiscal 2017. See “Non-IFRS Measures” for additional information.

Cash cost of sales per carat sold decreased by $27.6 per carat from $79.5 per carat in Q4 fiscal 2016 to $51.9 per carat in Q4 fiscal 2017 primarily due to a decision in the prior year to hold back lower-than-average priced inventory due to market conditions. Consequently, a lower number of carats were sold in Q4 fiscal 2016 with a relatively higher average price per carat sold and cash cost of sales per carat sold. the See “Non-IFRS Measures” for additional information.

Year Ended January 31, 2017, Compared to Year Ended January 31, 2016

DIAVIK SALES

Sales increased by $20.0 million from $255.7 million in fiscal 2016 to $275.7 million in fiscal 2017, primarily due to some improvement over a weakened diamond market in the prior year. Carats sold increased by 80% and price per carat decreased by 40% compared to fiscal 2016, primarily due to a decision in the prior year to hold back lower-than-average priced inventory due to market conditions. A significant amount of lower-than-average priced inventory was then sold in Q1 fiscal 2017.

DIAVIK COST OF SALES AND GROSS MARGIN

Gross margin increased by $16.1 million from $59.2 million in fiscal 2016 to $75.3 million in fiscal 2017 reflecting higher processing volumes and continued strong margins in fiscal 2017 offset by lower recovered grade.

Cost of sales includes operating costs and depreciation and amortization incurred at the Diavik Diamond Mine, and sorting costs, which represent the Company’s cost of handling and sorting product in preparation for sales to third parties. Capitalized costs of new pit or underground development are amortized on a unit-of-production basis over estimated proven and probable reserves.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

At January 31, 2017, the Company had 0.6 million carats of Diavik Diamond Mine–produced rough diamond inventory available for sale with an estimated market value of approximately $56 million (January 31, 2016 – 1.0 million carats and $40 million, respectively). The Company did not have any inventory classified as work in progress (January 31, 2016 – 0.2 million carats). Inventory classified as available for sale represents carats that have completed the sorting and valuation process. Carats still undergoing sorting and valuation are classified as work-in-progress inventory.

(expressed in millions of United States dollars)

	Diavik	Diavik
	carats (millions)	cost
Diamond inventory available for sale, January 31, 2016	1.0	$29.0
Transfer from work in progress	2.7	204.8
Cost of sales(i)	(3.1)	(195.5)
Diamond inventory available for sale, January 31, 2017	0.6	$38.3

(i)	Does not include royalties, which are recorded directly to cost of sales.

SEGMENTED PROFIT BEFORE INCOME TAXES

Segmented profit before income taxes during the year ended January 31, 2017 increased by $24.3 million from $47.3 million in fiscal 2016 to $71.6 million in fiscal 2017. The increase was primarily driven by increased sales during the first half of fiscal 2017 and foreign exchange gains. Refer to the “Diavik Sales” section above for a detailed explanation.

UNIT COSTS

Cash cost per tonne processed decreased by $17.4 per tonne from $152.4 per tonne in fiscal 2016 to $135.0 per tonne in fiscal 2017 and total cost per tonne processed decreased by $25.7 per tonne from $250.3 per tonne in fiscal 2016 to $224.6 per tonne in fiscal 2017 in both cases reflecting relatively stable production costs over a greater number of tonnes processed in fiscal 2017. See “Non-IFRS Measures” for additional information.

Cash cost per carat produced decreased by $1.7 per carat from $49.6 per carat in fiscal 2016 to $47.9 per carat in fiscal 2017 and total cost per carat produced decreased by $2.9 per carat from $77.6 per carat in fiscal 2016 to $74.7 per carat in fiscal 2017 in both cases reflecting a greater number of tonnes processed and carats recovered in fiscal 2017. See “Non-IFRS Measures” for additional information.

Cash cost of sales per carat sold decreased by $33.3 per carat from $74.2 per carat in fiscal 2016 to $40.9 per carat in fiscal 2017 primarily due to a decision in the prior year to hold back lower-than-average priced inventory due to market conditions. As a result, a lower number of carats were sold in fiscal 2016 with a relatively higher average price per carat sold and cash cost of sales per carat sold. Refer to the “Diavik Sales” and “Non-IFRS Measures” for additional information.

Operational Update

During Q4 calendar 2016, the Diavik Diamond Mine produced (on a 100% basis) 1.7 million carats from 0.5 million tonnes of ore processed (Q4 calendar 2015 – 1.5 million carats from 0.5 million tonnes). Total production includes COR, which is not included in the Company’s reserve and resource statements and is therefore incremental to production.

Processing volumes in Q4 calendar 2016 were 16% higher than in the same quarter of the prior year primarily due to the extended planned maintenance shutdown in the processing plant during the fourth quarter of calendar 2015. Diamonds recovered in the fourth quarter of calendar 2016 were 10% higher than in the same quarter of the prior year reflecting higher processing volumes which were partly offset by lower recovered grades.

Carats recovered were 4% lower than the revised calendar 2016 plan of 6.9 million carats, due to lower recovered grade as a result of higher levels of underground dilution encountered in the A-418 and A-154 South kimberlite pipes.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Capital Update

The table below sets out DDDLP’s 40% share of capital expenditures incurred by the Company during fiscal 2017. Capital expenditure in fiscal 2017 included A-21 dike construction and sustaining capital, including underground mine development.

(expressed in millions of United States dollars)

Fiscal 2017
actual
A-21	$44
Sustaining(i)	16

(i)	Sustaining includes underground mine development.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

The charts below show the Company’s 40% share of Diavik Diamond Mine carat production, ore processed and recovered grade for the eight most recent calendar quarters.

DOMINION DIAMOND DIAVIK LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION – CARATS
(reported on a one-month lag)

DOMINION DIAMOND DIAVIK LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION – ORE PROCESSED AND RECOVERED GRADE
(reported on a one-month lag)

(a)	Grade has been adjusted to exclude COR.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Diavik Operations Outlook

PRODUCTION GUIDANCE

	Full year production target calendar 2017 (100% basis)
	Tonnes mined		Tonnes processed	Carats recovered
	(millions)		(millions)	(millions)
Preliminary mine plan for calendar 2017	2.1– 2.3	(1)	2.0–2.2	7.1–7.6

(1)	Excludes 1.2 million tonnes of waste mining at the A-21 project at Diavik Diamond Mine.

Mining activities will be exclusively underground. Processed ore will be sourced from the following kimberlite pipes in the approximate proportions noted below:

	Full year production target calendar 2017 (100% basis)
	Percentage of	Percentage of
	tonnes processed	carats recovered
A-154 South	20%	20%
A-154 North	35%	25%
A-418	45%	55%

Production from coarse ore rejects is expected to be negligible in 2017. Production from COR is not included in the Company’s ore reserves, and is therefore incremental.

The aforementioned mine plan for the Diavik Diamond Mine was prepared and verified by Diavik Diamond Mines (2012) Inc. (“DDMI”), operator of the Diavik Diamond Mine, under the supervision of Calvin Yip, P. Eng., Principal Advisor, Strategic Planning of DDMI, and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

UNIT PRODUCTION COST GUIDANCE

Fiscal 2018
	(100% basis	)
Cash cost per tonne processed(i)	$120–130
Total cost per tonne processed(i)	220–235
Cash cost per carat produced(i)	35– 40
Total cost per carat produced(i)	60– 70

(i)

“Cash cost per tonne processed,” “Total cost per tonne processed,” “Cash cost per carat produced,” and “Total cost per carat produced” do not have standardized meanings according to IFRS. See “Non-IFRS Measures” for additional information.

Per carat metrics in any particular quarter may vary from the annual guidance due to changes in the ore blend.

CAPITAL EXPENDITURES GUIDANCE

The planned capital expenditures excluding capitalized depreciation at Diavik Diamond Mine for fiscal 2018 (40% share) are expected to be approximately $38 million to $45 million. Capital expenditures include development projects and sustaining capital.

(expressed in millions of United States dollars)

Fiscal 2018
guidance
Growth capital: A-21	$25– 30
Sustaining capital(i)	13– 15

(i)	Sustaining includes underground mine development.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

EXPLORATION

At Diavik, drilling of three known kimberlites is planned in calendar 2017, at a cost of approximately $1 million. A 2017 Technical Report was issued on March 31, 2017 with an effective date of January 31, 2017, reflecting a 16% increase in mineral reserves, or an increase of 6.3 million carats for the calendar years 2017 through 2023. The 2017 Technical Report also reflects an extension of the mine life by two years to 2025 and an after – tax net present value of approximately $2.6 billion at a 7% discount rate, based on the assumptions and analysis contained therein.

PRICING

Based on the average prices per carat achieved by the Company in the latest sale, held in February 2017, the Company has modelled the approximate rough diamond price per carat for each Diavik kimberlite process plant feed type in the table that follows. Prices have decreased by an average of 7% over Q3 fiscal 2017 reflecting a weakness in the market for lower priced rough diamonds following the November 2016 demonetization of the Indian rupee and a disruption in normal trading activity in these goods.

February 2017
sales cycle
average price
Feed type	per carat
A-154 South	$111
A-154 North	147
A-418	80
COR	40

CORPORATE SEGMENT
(expressed in millions of United States dollars, except per share amounts and where otherwise noted)

	Three months	Three months
	ended	ended	Year ended	Year ended
	January 31,	January 31,	January 31,	January 31,
	2017	2016	2017	2016
Selling, general and administrative expenses	$9.6	$8.9	$30.9	$34.5
Restructuring costs	0.7	–	0.7	–
Gain on sale of building	–	–	44.8	–

Three Months Ended January 31, 2017, Compared to Three Months Ended January 31, 2016

CORPORATE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A expenses for the Corporate segment during the quarter increased by $0.7 million over Q4 fiscal 2016.

RESTRUCTURING COSTS

In the fourth quarter of fiscal 2017, $0.7 million of restructuring expenses were recognized relating to severance and retention payments expected to be paid in fiscal 2018.

Year Ended January 31, 2017, Compared to Year Ended January 31, 2016

CORPORATE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A expenses for the Corporate segment in fiscal 2017 decreased by $3.6 million over fiscal 2016 primarily due to a charge in the prior year incurred in connection with the departure of the Company’s former Chief Executive Officer, offset by an increase in professional fees and office related expenses in fiscal 2017.

RESTRUCTURING COSTS

In the fourth quarter of fiscal 2017, $0.7 million of restructuring expenses were recognized relating to severance and retention payments expected to be paid in fiscal 2018.

GAIN ON SALE OF BUILDING

In August 2016, the Company entered into a binding agreement to sell its downtown Toronto office building for CDN $84.8 million. The transaction closed on September 8, 2016 and proceeds of $65.1 million were received following closing adjustments. The Company recognized a pre-tax gain on sale of $44.8 million ($0.46 per share after tax).

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Liquidity and Capital Resources

The following chart shows the Company’s working capital balances and working capital ratios for the eight most recent quarters. Working capital is calculated as total current assets less total current liabilities, and working capital ratio is calculated as total current assets divided by total current liabilities.

WORKING CAPITAL AND WORKING CAPITAL RATIO(i)

(i)	The terms “working capital” and “working capital ratio” do not have standardized meanings according to IFRS. See “Non- IFRS Measures” for additional information.

CASH FLOW MOVEMENT
(expressed in millions of United States dollars except where otherwise noted)

	Three months
	ended	Year ended
	January 31,	January 31,
	2017	2017
Opening cash at November 1, 2016 and February 1, 2016, respectively	$198.0	$320.0
Cash provided by operating activities before interest and taxes	49.5	170.6
Capital expenditures for the period	(72.5)	(309.1)
Cash tax paid for the period	(1.6)	(51.1)
Dividends paid	(16.9)	(33.9)
Share repurchase	(16.0)	(31.2)
Interest paid during the period	(0.3)	(2.7)
Repayment of debt	(10.6)	(23.4)
Net proceeds from sale of property, plant and equipment	–	63.9
Contributions from (distributions made to) minority partners, net	0.8	2.2
Net proceeds from pre-production sales	3.9	25.1
(Increase) decrease in restricted cash	–	2.4
Other	1.9	3.4
Closing cash at January 31, 2017	$136.2	$136.2

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Working Capital

As at January 31, 2017, the Company had unrestricted cash and cash equivalents of $136.2 million and restricted cash of $65.7 million, compared to $198.0 million and $63.8 million, respectively, at October 31, 2016. The restricted cash is used to support letters of credit to the Government of the Northwest Territories (“GNWT”) in the amount of CDN $25 million to secure the reclamation obligations for the Ekati Diamond Mine and CDN $60 million to secure reclamation obligations at the Diavik Diamond Mine. In February 2017, CDN $20 million of letters of credit were cancelled with the corresponding amount of restricted cash released. The security was replaced by additional CDN $20 million of surety bonds posted with the GNWT.

During Q4 fiscal 2017, the Company reported cash flow provided from operations of $47.6 million, compared to $83.6 million in Q4 fiscal 2016. The decrease was primarily due to a reduction in sales in Q4 fiscal 2017. Refer to the “Ekati Sales” section above for a detailed explanation.

Working capital decreased slightly to $434.5 million at January 31, 2017 from $438.2 million at October 31, 2016. During Q4 fiscal 2017, the Company’s non-cash operating working capital fluctuations were as follows: accounts receivable increased by $1.8 million, other current assets decreased by $7.4 million, inventory and supplies decreased by $13.6 million and trade and other payables decreased by $11.2 million.

The process plant fire at the Ekati Diamond Mine that occurred on June 23, 2016 resulted in a temporary suspension of processing and the resuming of process plant operations at full capacity on September 21, 2016. Approximately $12.7 million was incurred in the second and third quarters of fiscal 2017 relating to repairs as a result of the fire and has been recorded in mine standby costs. A $6.7 million estimated insurance recovery for property damage was recorded in mine standby costs in Q3 fiscal 2017, of which CDN $2.5 million was received in Q4 fiscal 2017. A final insurance claim for property damage insurance is expected to be filed in the first half of fiscal 2018.The Company holds business interruption insurance covering losses as a result of the fire, but due to the complex nature of this claim, amounts receivable under the business interruption claim cannot be determined at this time.

The Company’s liquidity requirements fluctuate year over year and quarter over quarter depending on, among other factors, the seasonality of production at the Company’s mineral properties; the seasonality of mine operating expenses; capital expenditure programs; the number of rough diamond sales events conducted during the year; and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in the year. Given the remote nature of both the Ekati Diamond Mine and Diavik Diamond Mine, operational costs associated with construction of the winter road and delivery of supplies inventory and capital equipment typically result in higher cash expenditure in the first half of each fiscal year.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements for cash are operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for at least the next 12 months.

Financing Activities

During the fourth quarter, the Company had a cash outflow from financing activities of $42.6 million, which included dividend payments of $16.9 million, repayment of debt of $10.6 million and share repurchases of $16.0 million.

On April 7, 2015, the Company entered into a $210 million senior secured corporate revolving credit facility with a syndicate of commercial banks. The facility has a four-year term, and it may be extended for an additional period of one year with the consent of the lenders. Proceeds received by the Company under the credit facility are to be used for general corporate purposes. Accommodations under this credit facility may be made to the Company, at the Company’s option, by way of an advance or a letter of credit, and the interest payable will vary in accordance with a pricing grid ranging between 2.5% and 3.5% above LIBOR. The Company is in compliance with the required financial covenants, which are customary for a financing of this nature. As at January 31, 2017, no amounts were outstanding under the Company’s senior secured corporate revolving credit facility.

On April 13, 2016, the Board of Directors declared a dividend of $0.20 per share, which represented the final portion of the $0.40 per share annual dividend for fiscal 2016. This dividend was paid on June 2, 2016, to shareholders of record at the close of business on May 17, 2016. The dividend was an eligible dividend for Canadian income tax purposes.

On September 8, 2016, the Board of Directors declared an interim dividend of $0.20 per share that was paid in full on November 3, 2016, to shareholders of record at the close of business on October 11, 2016. The dividend was an eligible dividend for Canadian income tax purposes.

On April 12, 2017, the Board of Directors declared a dividend of $0.20 per share to be paid in full on June 5, 2017, to shareholders of record at the close of business on May 17, 2017. This dividend will be an eligible dividend for Canadian income tax purposes.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

On July 15, 2016, the Toronto Stock Exchange (“TSX”) approved the Company’s normal course issuer bid (“NCIB”) to purchase for cancellation up to 6,150,010 common shares, representing approximately 10% of the public float as of July 6, 2016, from July 20, 2016 to no later than July 19, 2017. On July 28, 2016, the TSX accepted the Company’s entry into an automatic securities purchase plan in order to facilitate repurchases under the NCIB. Common shares repurchased under the NCIB will be cancelled. Purchases under the NCIB may be made through the facilities of the TSX, the New York Stock Exchange or alternative trading platforms in Canada or the United States by means of open market transactions or by such other means as may be permitted by the TSX and applicable US securities laws. Purchases under the NCIB began in August 2016 and resulted in the purchase of approximately 3.4 million shares as of January 31, 2017 for approximately CDN $40.9 million. An additional 0.6 million shares were purchased in February and March 2017 for approximately CDN $7.3 million. A shareholder of the Company may obtain a copy of the notice filed with the TSX in relation to the NCIB, without charge, by contacting the Corporate Secretary of the Company at P.O. Box 4569, Station “A,” Toronto, Ontario M5W 4T9.

Investing Activities

During the fourth quarter, the Company had additions to property, plant and equipment of $72.5 million, of which $61.6 million related to the Ekati Diamond Mine and $10.9 million related to the Diavik Diamond Mine. Expenditures related primarily to construction and development of new kimberlite pipes at both mines, as well as excess waste stripping in open pits that is capitalized as production stripping.

In January 2016, the management committee of the Buffer Zone approved a program and budget for the Buffer Zone for fiscal year 2017. In March 2016, Archon provided notice to DDEC, the operator of the Buffer Zone, of its objection to certain elements of the fiscal 2017 program and budget, and indicated that it was only prepared to contribute to certain portions of the program and budget. Accordingly, the Company elected to fund all of the cash calls for those elements of the fiscal 2017 program and budget that were not funded by Archon. Archon has asserted that its objection to the fiscal 2017 program and budget was based on its position that certain proposed expenditures in the fiscal 2017 program and budget were in breach of the terms of the Buffer Zone Joint Venture agreement, and as such, the management committee of the Buffer Zone was not permitted to approve those aspects of the fiscal 2017 program and budget. A revised program and budget for fiscal year 2017 was presented to the management committee of the Buffer Zone in the third quarter of fiscal 2017 to incorporate changes to the mine plan impacting the Lynx Project in the Buffer Zone. On February 1, 2017, the Company determined that its participating interest in the Buffer Zone had increased from 65.3% to 72.0%, in accordance with the Buffer Zone Joint Venture agreement.

In the second quarter of fiscal 2017, the Company announced its approval to proceed with the development of the Jay Project based on the results of the Jay Feasibility Study and has delivered the Jay Feasibility Study to Archon.

In August 2016, the Company entered into a binding agreement to sell its downtown Toronto office building for CDN $84.8 million. The transaction closed on September 8, 2016 and proceeds of $65.1 million were received following closing adjustments. The Company recognized a pre-tax gain on the sale of $44.8 million ($0.46 per share after tax).

Contractual Obligations

The Company has contractual payment obligations with respect to interest-bearing loans and borrowings and, through its participation in the Diavik Joint Venture and the Ekati Diamond Mine, future site restoration costs at both the Ekati and Diavik Diamond Mines. Additionally, at the Diavik Joint Venture, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, DDDLP is obligated to fund 40% of the Diavik Joint Venture’s total expenditures on a monthly basis. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

(expressed in thousands of United States dollars)

		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Loans and borrowings (a)(b)	$10,739	$10,739	$–	$–	$–
Environmental and participation agreements incremental commitments (c)	86,427	5,896	13,734	9,175	57,622
Operating lease obligations (d)	14,992	4,402	6,517	4,073	–
Capital commitments (e)	23,498	23,498	–	–	–
Other	13,411	13,411	–	–	–
Total contractual obligations	$149,067	$57,946	$20,251	$13,248	$57,622

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

(a)

Loans and borrowings presented in the foregoing table include current and long-term portions. The Company issued a promissory note on October 15, 2014 in the amount of $42.2 million in connection with its acquisition of an additional 8.889% interest in the Core Zone at the Ekati Diamond Mine. The promissory note is payable in instalments over 31 months and the Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company. On January 31, 2017, $10.7 million, which represents the principal amount of the note plus accrued interest, was outstanding.

The Company’s first mortgage on real property was fully discharged when the Company sold its downtown Toronto office building. The principal balance and accrued interest was paid to the lender on September 8, 2016. The Company has available a $210 million senior secured corporate revolving credit facility (available in either US or CDN dollars) with a syndicate of commercial banks for general corporate purposes. At January 31, 2017, no amounts were outstanding under this facility.

(b)

Interest on loans and borrowings is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding are based on interest rates in effect at January 31, 2017, and have been included under loans and borrowings in the table above. Interest payments for the next 12 months are estimated to be approximately $0.2 million.

(c)

Through negotiations of environmental and other agreements, both the Diavik Joint Venture and the Ekati Diamond Mine must provide funding for the Environmental Monitoring Advisory Board and the Independent Environmental Monitoring Agency, respectively. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state that the mines must provide security for the performance of their reclamation and abandonment obligations under environmental laws and regulations.

The Company posted surety bonds with the GNWT in the aggregate amount of CDN $253 million to secure the obligations under its Water Licence to reclaim the Ekati Diamond Mine. The Company provided letters of credit, secured by restricted cash, in the amount of CDN $60 million and CDN $25 million to the GNWT as security for the reclamation obligations for the Diavik Diamond Mine and Ekati Diamond Mine, respectively. In February 2017, CDN $20 million of letters of credit were cancelled with the corresponding amount of restricted cash released. The security was replaced by additional CDN $20 million of surety bonds posted with the GNWT. The Company has also provided a guarantee of CDN $20 million for other obligations under the environmental agreement for the Ekati Diamond Mine.

Both the Diavik and Ekati Diamond Mines have also signed participation agreements with various Aboriginal communities . These agreements are expected to contribute to the social, economic and cultural well-being of these communities. The actual cash outlay for obligations of the Diavik Joint Venture under these agreements is not anticipated to occur until later in the life of the mine. The actual cash outlay under these agreements in respect of the Ekati Diamond Mine includes annual payments and special project payments during the operation of the Ekati Diamond Mine.

(d)	Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases at the Ekati Diamond Mine.

(e)	The Company has various contractual commitments related to the acquisition of property, plant and equipment . The commitments included in the table above are based on expected contract prices.

Other Obligations

In July 2016, the mine life of the Ekati Diamond Mine was extended a further 11 years to 2034 following the completion of the Jay Feasibility Study and a decision to proceed with construction of the Jay Project. This extension required an update of the Company’s provision for the Ekati Diamond Mine ARO and employee benefit plan obligations with respect to the timing of estimated future cash flows and benefit payments. As a result, in July 2016, the Ekati Diamond Mine ARO liability increased by $14.2 million and was capitalized to the carrying value of the related assets. The non-current provision for employee benefit plan obligations also increased by $3.9 million and was recorded in other comprehensive income.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Non-IFRS Measures

In addition to discussing earnings measures in accordance with IFRS, the MD&A provides the following non-IFRS measures, which are also used by management to monitor and evaluate the performance of the Company.

Cash Cost of Production and Total Cost of Production

The MD&A refers to the terms “cash cost of production” and “total cost of production,” both non-IFRS performance measures, in order to provide investors with information about the measures used by management to monitor performance. This information is used to assess how well each of the Diavik Diamond Mine and Ekati Diamond Mine is performing compared to the respective mine plan and prior periods. Mine cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Mine standby costs incurred during the period when the Ekati Diamond Mine processing plant was temporarily shut down have been excluded from mine cash cost of production. Total cash cost of production includes other cash costs relating to sorting and valuation activities and private royalties. Total cost of production includes total cash cost of production and non-cash cost of production, representing depreciation and amortization associated with mine site operations. The majority of mine operating costs, relating primarily to labour and overhead costs, are incurred in Canadian dollars and will therefore increase or decrease in US dollar terms as the Canadian dollar strengthens or weakens. Cash cost of production and total cost of production do not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. These performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net profit or cash flow from operations as determined under IFRS.

The following table provides a reconciliation of cash cost of production and total cost of production to the Ekati Diamond Mine’s cost of sales disclosed for the three months and year ended January 31, 2017 and January 31, 2016.

(expressed in thousands of United States dollars) (unaudited)

	Three months ended	Three months ended	Year ended		Year ended
	January 31, 2017	January 31, 2016	January 31, 2017	(i)	January 31, 2016
Ekati cash cost of production	$66,878	$81,864	$198,514		$315,695
Other cash costs	971	1,636	3,727		6,341
Total cash cost of production	67,849	83,500	202,241		322,036
Non-cash cost of production	62,797	37,590	148,065		139,588
Total cost of production	130,646	121,090	350,306		461,624
Impairment loss on inventory	–	19,838	26,017		19,838
Adjusted for stock movements	(78,199)	(4,995)	(32,286)		(9,058)
Total cost of sales	$52,447	$135,933	$344,037		$472,404

(i)	Adjusted to exclude certain costs that were included in mine standby costs in Q2 fiscal 2017.

The following table provides a reconciliation of cash cost of production and total cost of production to the Diavik Diamond Mine’s cost of sales disclosed for the three months and year ended January 31, 2017 and January 31, 2016.

(expressed in thousands of United States dollars) (unaudited)

	Three months ended	Three months ended	Year ended	Year ended
	January 31, 2017	January 31, 2016	January 31, 2017	January 31, 2016
Diavik cash cost of production	$31,569	$30,335	$119,568	$120,986
Private royalty	2,626	1,277	6,435	4,017
Other cash costs	797	732	1,560	2,179
Total cash cost of production	34,992	32,344	127,563	127,182
Non-cash cost of production	17,744	19,666	71,402	71,533
Total cost of production	52,736	52,010	198,165	198,715
Adjusted for stock movements	2,545	3,857	1,448	(2,198)
Total cost of sales	$55,281	$55,867	$200,413	$196,517

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Cash Cost per Tonne Processed and Cash Cost per Carat Produced

The MD&A refers to the terms “cash cost per tonne processed,” “total cost per tonne processed”, “cash cost per carat produced” and “total cost per carat produced,” which are non-IFRS financial measures, in order to provide investors with information about the measures used by management to monitor performance. The Company believes these measures will assist analysts, investors and other stakeholders in understanding the costs associated with extracting diamonds. This information is used to assess how well each of the Ekati Diamond Mine and Diavik Diamond Mine is performing compared to the respective mine plan and prior periods. Cash cost per tonne processed is calculated by dividing mine cash cost of production by total tonnes processed, and the total cost per tonne processed is calculated by dividing total cost of production by total tonnes processed. Cash cost per carat produced is calculated by dividing total cash cost of production by total carats produced, and the total cost per carat produced is calculated by dividing total cost of production by total carats produced. Cash cost per tonne processed, total cost per tonne processed, cash cost per carat produced and total cost per carat produced do not have any standardized meanings prescribed by IFRS and differ from measures determined in accordance with IFRS. These performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net profit or cash flow from operations as determined under IFRS.

The following table demonstrates the Company’s calculation of cash cost per tonne processed, total cost per tonne processed, cash cost per carat produced and total cost per carat produced at the Ekati Diamond Mine disclosed for the three months and year ended January 31, 2017 and January 31, 2016. Ekati cash cost of production, total cash cost of production and total cost of production are reconciled to the Ekati segment cost of sales above.

(expressed in thousands of United States dollars, except total tonnes processed and cash cost per tonne)
(unaudited)

	Three months ended	Three months ended	Year ended	Year ended
	January 31, 2017	January 31, 2016	January 31, 2017	January 31, 2016
Ekati cash cost of production	$66,878	$81,864	$198,514	$315,695
Total tonnes processed	958	917	2,940	3,618
Ekati cash cost per tonne processed	$69.8	$89.3	$67.5	$87.3

(expressed in thousands of United States dollars, except total tonnes processed and total cost per tonne)
(unaudited)

	Three months ended	Three months ended	Year ended	Year ended
	January 31, 2017	January 31, 2016	January 31, 2017	January 31, 2016
Total cost of production	$130,646	$121,090	$350,306	$461,625
Total tonnes processed	958	917	2,940	3,618
Ekati total cost per tonne processed	$136.4	$132.1	$119.2	$127.6

(expressed in thousands of United States dollars, except total carats produced and cash cost per carat produced)
(unaudited)

	Three months ended	Three months ended	Year ended	Year ended
	January 31, 2017	January 31, 2016	January 31, 2017	January 31, 2016
Total cash cost of production	$67,849	$83,500	$202,241	$322,036
Total carats produced	2,252	1,164	5,208	3,732
Ekati cash cost per carat produced	$30.1	$71.7	$38.8	$86.3

(expressed in thousands of United States dollars, except total carats produced and total cost per carat produced)
(unaudited)

	Three months ended	Three months ended	Year ended	Year ended
	January 31, 2017	January 31, 2016	January 31, 2017	January 31, 2016
Total cost of production	$130,646	$121,090	$350,306	$461,625
Total carats produced	2,252	1,164	5,208	3,732
Ekati total cost per carat produced	$58.0	$104.0	$67.3	$123.7

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

The following table demonstrates the Company’s calculation of cash cost per tonne processed, total cost per tonne processed, cash cost per carat produced and total cost per carat produced at the Diavik Diamond Mine disclosed for the three months and year ended January 31, 2017 and January 31, 2016. Diavik cash cost of production, total cash cost of production and total cost of production are reconciled to the Diavik segment cost of sales above.

(expressed in thousands of United States dollars, except total tonnes processed and cash cost per tonne)
(unaudited)

	Three months ended	Three months ended	Year ended	Year ended
	January 31, 2017	January 31, 2016	January 31, 2017	January 31, 2016
Diavik cash cost of production	$31,569	$30,335	$119,568	$120,986
Total tonnes processed	216	185	886	794
Diavik cash cost per tonne processed	$146.2	$164.0	$135.0	$152.4

(expressed in thousands of United States dollars, except total tonnes processed and total cost per tonne)
(unaudited)

	Three months ended	Three months ended	Year ended	Year ended
	January 31, 2017	January 31, 2016	January 31, 2017	January 31, 2016
Total cost of production	$52,736	$52,010	$198,965	$198,714
Total tonnes processed	216	185	886	794
Diavik total cost per tonne processed	$244.1	$281.1	$224.6	$250.3

(expressed in thousands of United States dollars, except total carats produced and cash cost per carat produced)
(unaudited)

	Three months ended	Three months ended	Year ended	Year ended
	January 31, 2017	January 31, 2016	January 31, 2017	January 31, 2016
Total cash cost of production	$34,992	$32,344	$127,563	$127,182
Total carats produced	660	598	2,664	2,562
Diavik cash cost per carat produced	$53.0	$54.1	$47.9	$49.6

(expressed in thousands of United States dollars, except total carats produced and total cost per carat produced)
(unaudited)

	Three months ended	Three months ended	Year ended	Year ended
	January 31, 2017	January 31, 2016	January 31, 2017	January 31, 2016
Total cost of production	$52,736	$52,010	$198,965	$198,714
Total carats produced	660	598	2,664	2,562
Diavik total cost per carat produced	$79.9	$87.0	$74.7	$77.6

Cash Cost of Sales per Carat Sold

The MD&A refers to the term “cash cost of sales per carat sold,” which is a non-IFRS financial measure, in order to provide investors with information about the measures used by management to monitor performance. The Company believes these measures will assist analysts, investors and other stakeholders in understanding the costs associated with extracting diamonds. This information is used to assess how well each of the Ekati Diamond Mine and Diavik Diamond Mine is performing compared to the respective mine plan and prior periods. Cash cost of sales per carat sold is calculated by dividing the cash component of cost of sales, excluding depreciation and amortization, by total carats sold. Total cost of sales includes non-cash cost of sales which is the expense attributable to the sales of the Company. Cash cost of sales per carat sold does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. These performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net profit or cash flow from operations as determined under IFRS.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

The following table provides a reconciliation of cash cost of sales per carat sold to the Ekati Diamond Mine’s cost of sales disclosed for the three months and year ended January 31, 2017 and January 31, 2016.

(expressed in thousands of United States dollars)
(unaudited)

	Three months ended	Three months ended	Year ended	Year ended
	January 31, 2017	January 31, 2016	January 31, 2017	January 31, 2016
Ekati cost of sales	$52,447	$135,933	$344,037	$472,404
Non-cash cost of sales	(23,670)	(34,570)	(127,995)	(122,073)
Cash cost of sales	28,777	101,363	216,042	350,331
Total carats sold	671	636	3,411	2,337
Cash cost of sales per carat sold	$42.8	$159.3	$63.3	$149.9

The following table provides a reconciliation of cash cost of sales per carat sold to the Diavik Diamond Mine’s cost of sales disclosed for the three months and year ended January 31, 2017 and January 31, 2016.

(expressed in thousands of United States dollars)
(unaudited)

	Three months ended	Three months ended	Year ended	Year ended
	January 31, 2017	January 31, 2016	January 31, 2017	January 31, 2016
Diavik cost of sales	$55,281	$55,867	$200,413	$196,517
Non-cash cost of sales	(19,120)	(18,601)	(72,046)	(67,382)
Cash cost of sales	36,161	37,266	128,367	129,135
Total carats sold	698	469	3,140	1,740
Cash cost of sales per carat sold	$51.9	$79.5	$40.9	$74.2

EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin

The term “EBITDA” is a non-IFRS financial measure, which is defined as earnings before interest expense (income), income taxes and depreciation and amortization. EBITDA margin is calculated by dividing EBITDA by total sales for the period.

The Company has also disclosed Adjusted EBITDA, which removes from EBITDA the effects of impairment charges, foreign exchange gains (losses), exploration costs, and the gain on the sale of the Company’s Toronto office building, which are not reflective of the underlying operations of the Company. Impairment charges and foreign exchange gains or losses, both of which are non-cash items, are not reflective of the Company’s ability to generate liquidity by producing operating cash flow. Exploration costs and the gain on sale of the Toronto office building do not reflect the underlying operating performance of the Company’s business and are not necessarily indicative of future operating results. The Company believes that these adjustments will result in more meaningful valuation measures for investors and analysts to evaluate its performance and assess its ability to generate liquidity. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total sales for the period.

Management believes that EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are important indicators commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance and ability to incur and service debt, and also as a valuation metric. The intent of EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin is to provide additional useful information to investors and analysts, and such measures do not have any standardized meaning under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin differently.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

The following table provides a reconciliation of consolidated and segmented EBITDA and Adjusted EBITDA for the last eight quarters.

CONSOLIDATED
(expressed in thousands of United States dollars)

(quarterly results are unaudited)

	2017	2017	2017		2017	2016	2016	2016	2016	2017	2016
	Q4	Q3 (i)	Q2	(i)	Q1	Q4	Q3	Q2	Q1	Total	Total
Net income (loss)	$5,299	$25,195	$(37,949)		$(5,302)	$(37,763)	$6,469	$(18,894)	$11,390	$(12,757)	$(38,798)
Finance expense	5,832	4,954	1,670		2,117	2,123	1,966	2,907	2,746	14,573	9,742
Income tax (recovery) expense	(5,297)	7,936	45		(30,610)	9,896	733	19,485	(2,869)	(27,926)	27,245
Depreciation and amortization	50,469	35,740	62,533		61,544	53,647	39,595	52,746	45,466	210,286	191,448
EBITDA	56,303	73,825	26,299		27,749	27,903	48,763	56,244	56,733	184,176	189,637
Foreign exchange loss (gain)	5,254	(3,326)	4,446		3,360	2,022	(268)	2,174	(1,157)	9,734	2,771
Exploration costs	1,140	916	1,447		3,581	(734)	576	1,935	5,249	7,084	7,026
Impairment losses on inventory	–	–	6,414		19,603	19,838	–	–	–	26,017	19,838
Gain on sale of building	–	(44,792)	–		–	–	–	–	–	(44,792)	–
Adjusted EBITDA	$62,697	$26,623	$38,606		$54,293	$49,029	$49,071	$60,353	$60,825	$182,219	$219,272

(i)	Adjusted to exclude depreciation and amortization related to mine standby costs.

EKATI DIAMOND MINE SEGMENT
(expressed in thousands of United States dollars)

(quarterly results are unaudited)

	2017	2017	2017	2017	2016	2016	2016	2016	2017	2016
	Q4	Q3 (i)	Q2 (i)	Q1	Q4	Q3	Q2	Q1	Total	Total
	$(7,530)	$(10,294)	$(31,534)	$(29,847)	$(22,508)	$(4,578)	$(5,659)	$422	$(79,205)	$(32,323)
Segment net (loss) income
Finance expense	2,622	3,717	1,102	1,059	2,072	905	1,841	2,123	8,500	6,941
Income tax (recovery) expense	(7,349)	(5,315)	(8,733)	(24,965)	(1,617)	1,095	7,734	773	(46,362)	7,985
Depreciation and amortization	30,157	22,806	43,498	38,949	34,744	24,985	34,448	28,653	135,410	122,830
EBITDA	17,900	10,914	4,333	(14,804)	12,691	22,407	38,364	31,971	18,343	105,433
Foreign exchange loss (gain)	9,736	(5,480)	(8,072)	17,548	(2,797)	(429)	(3,393)	3,501	13,732	(3,118)
Exploration costs	1,197	608	1,445	3,590	(780)	550	1,935	5,199	6,840	6,904
Impairment losses on inventory	–	–	6,414	19,603	19,838	–	–	–	26,017	19,838
Adjusted EBITDA	$28,833	$6,042	$4,120	$25,937	$28,952	$22,528	$36,906	$40,671	$64,932	$129,057

(i)	Adjusted to exclude depreciation and amortization related to mine standby costs.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

DIAVIK DIAMOND MINE SEGMENT
(expressed in thousands of United States dollars)

(quarterly results are unaudited)

	2017	2017	2017	2017	2016	2016	2016	2016	2017	2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Segment net income (loss)	$20,163	$2,845	$(988)	$29,212	$(8,732)	$15,961	$(4,062)	$15,703	$51,232	$18,870
Finance expense	3,208	1,239	568	1,058	51	1,061	1,066	623	6,073	2,801
Income tax expense (recovery)	4,737	8,705	10,734	(3,963)	13,866	1,413	15,058	(1,938)	20,212	28,399
Depreciation and amortization	19,263	11,644	19,162	22,402	18,643	14,267	18,110	16,651	72,471	67,671
EBITDA	47,371	24,433	29,476	48,709	23,828	32,702	30,172	31,039	149,988	117,741
Foreign exchange (gain) loss	(4,482)	2,154	12,518	(14,188)	4,819	161	5,567	(4,658)	(3,998)	5,889
Exploration costs	(57)	308	2	(9)	46	26	–	50	244	122
Adjusted EBITDA	$42,832	$26,895	$41,996	$34,512	$28,693	$32,889	$35,739	$26,431	$146,234	$123,752

CORPORATE SEGMENT
(expressed in thousands of United States dollars)

(quarterly results are unaudited)

	2017	2017	2017	2017	2016	2016	2016	2016	2017	2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Segment net (loss) income	$(7,332)	$32,641	$(5,426)	$(4,667)	$(6,524)	$(4,916)	$(9,174)	$(4,733)	$15,216	$(25,347)
Income tax (recovery) expense	(2,686)	4,546	(1,957)	(1,682)	(2,352)	(1,773)	(3,307)	(1,706)	(1,776)	(9,138)
Depreciation and amortization	1,050	1,290	(127)	193	261	341	188	154	2,406	944
EBITDA	(8,968)	38,477	(7,510)	(6,156)	(8,615)	(6,348)	(12,293)	(6,285)	15,846	(33,541)
Gain on sale of building	–	(44,792)	–	–	–	–	–	–	(44,792)	–
Adjusted EBITDA	$(8,968)	$(6,315)	$(7,510)	$(6,156)	$(8,615)	$(6,348)	$(12,293)	$(6,285)	$(28,946)	$(33,541)

Free Cash Flow

The term “free cash flow” is a non-IFRS measure, which is defined as cash provided from (used in) operating activities, less sustaining capital expenditure and less development capital expenditure.

Management believes that free cash flow is a useful indicator of the Company’s ability to operate without reliance on additional borrowing or usage of existing cash. The intent of free cash flow is to provide additional useful information to investors and analysts and this measure does not have any standardized meaning under IFRS. This measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate free cash flow differently.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

CONSOLIDATED
(expressed in thousands of United States dollars)
(unaudited)

	2017	2017	2017	2017	2016	2016	2016	2016	2017	2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Cash provided from (used in) operating activities	$47,552	$17,440	$33,872	$17,961	$83,625	$60,867	$52,780	$(29,285)	$116,825	$167,987
Sustaining capital expenditure(i)	(50,414)	(30,608)	(25,162)	(44,161)	(8,014)	(15,044)	(6,955)	(22,609)	(150,345)	(52,622)
Free cash flow before development	$(2,862)	$(13,168)	$8,710	$(26,200)	$75,611	$45,823	$45,825	$(51,894)	$(33,520)	$115,365
Development and exploration capital expenditure(ii)	(16,756)	(22,185)	(29,605)	(63,754)	(48,129)	(37,293)	(22,953)	(41,667)	(132,300)	(150,042)
Free cash flow	$(19,618)	$(35,353)	$(20,895)	$(89,954)	$27,482	$8,530	$22,872	$(93,561)	$(165,820)	$(34,677)

(i)	Sustaining capital expenditure includes production stripping.

(ii)	Development capital expenditure is net of proceeds from pre-production sales.

Sustaining Capital Expenditure

Sustaining capital expenditure is generally defined as expenditures that support the ongoing operation of the assets or business without any associated increase in capacity, life of assets or future earnings. Sustaining capital expenditure also includes excess waste stripping in open pits that have achieved commercial production. These stripping costs are capitalized as deferred stripping assets and amortized on a unit-of-production basis as the associated material is processed. This measure is used by management and investors to assess the extent of non-discretionary capital spending being incurred by the Company each period.

Development and Exploration Capital Expenditure

Development capital expenditure is generally defined as capital expenditures that expand existing capacity, increase life of assets and/or increase future earnings. Exploration and evaluation capital expenditure is defined as capital expenditures that relate to activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources and these activities are only capitalized when the activity relates to proven and probable reserves. This measure is used by management and investors to assess the extent of discretionary capital spending being undertaken by the Company each period.

Working Capital and Working Capital Ratio

Working capital is calculated as current assets less current liabilities. Working capital ratio is calculated as current assets divided by current liabilities. The Company believes working capital is a useful supplemental measure as it provides an indication of the Company’s ability to settle its debts as they come due. The Company’s calculation of working capital is provided in the table below.

CONSOLIDATED
(expressed in thousands of United States dollars)
(unaudited)

	2017	2017	2017	2017	2016	2016	2016	2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Current assets	$609,826	$617,456	$588,120	$698,417	$769,296	$816,525	$825,822	$898,685
Less: Current liabilities	(175,324)	(179,240)	(159,260)	(218,404)	(190,775)	(179,952)	(135,668)	(206,374)
Working capital	$434,502	$438,216	$428,860	$480,013	$578,521	$636,573	$690,154	$692,311
Working capital ratio	3.48	3.45	3.69	3.20	4.03	4.54	6.09	4.35

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this MD&A and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Nature of Mining

The Company’s mining operations are subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as they impact on mining method selection and performance, de-watering and water handling requirements, achieving the required crushed rock-fill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Company’s mineral properties, because of their remote northern location and access only by winter road or by air, are subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation, and/or impair production and mining activities, thereby affecting the Company’s profitability.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Joint Ventures

The Company’s participation in the mining sector of the diamond industry is through its ownership interest in the Ekati Diamond Mine and the Diavik group of mineral claims. The Company holds a controlling interest in the Ekati Diamond Mine property through its interests in the Core Zone Joint Venture and the Buffer Zone Joint Venture, with the remaining interests held by other minority joint venture parties. DDDLP holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and DDDLP (40%).

The Company’s joint venture interests in the Ekati Diamond Mine and the Diavik Diamond Mine are subject to the risks normally associated with the conduct of joint ventures, including: (i) disagreement with a joint venture partner about how to develop, operate or finance operations; (ii) that a joint venture partner may not comply with the underlying agreements governing the joint ventures and may fail to meet its obligations thereunder to the Company or to third parties; (iii) that a joint venture partner may at any time have economic or business interests or goals that are, or become, inconsistent with the Company’s interests or goals; (iv) the possibility that a joint venture partner may become insolvent; and (v) the possibility of litigation with a joint venture partner. Archon, which is a joint venture partner in the Buffer Zone Joint Venture, objected to certain elements of the fiscal 2017 program and budget for the Buffer Zone Joint Venture. A revised program and budget for fiscal year 2017 was presented to the management committee of the Buffer Zone in the third quarter of fiscal 2017 to incorporate changes to the mine plan impacting the Lynx Project in the Buffer Zone. On February 1, 2017, the Company determined that its participating interest in the Buffer Zone had increased from 65.3% to 72.0%, in accordance with the Buffer Zone Joint Venture agreement. The increase in ownership resulted from the decision of Archon not to participate in the full fiscal year 2017 capital program for the Buffer Zone. The Company funded those elements of the program that were not funded by Archon. In December 2016, the management committee of the Buffer Zone approved a program and budget for the Buffer Zone for fiscal year 2018. Archon has not yet indicated whether it intends to participate in the full fiscal year 2018 capital program for the Buffer Zone. The ownership interest of the parties to the Buffer Zone may change in accordance with the terms of the Buffer Zone Joint Venture Agreement in the event that Archon determines not to participate in the full fiscal year 2018 capital program for the Buffer Zone.

By virtue of its 60% interest in the Diavik Diamond Mine, DDMI has a controlling vote in all Diavik Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to change the mine plan of the Diavik Diamond Mine and determine the timing and scope of future project capital expenditures at its discretion. DDMI would also be able to impose capital expenditure requirements on DDDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in DDDLP’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds

The profitability of the Company is dependent upon the Company’s mineral properties and the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Cash Flow and Liquidity

The Company’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of production at the Company’s mineral properties; the seasonality of mine operating expenses; exploration expenses; capital expenditure programs; the number of rough diamond sales events conducted during the quarter; and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. The Company’s principal working capital needs include development and exploration capital expenditures, investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements or obtain the requisite financing as and when needed for future activities could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Dividends

The decision to pay dividends and the amount of such dividends are subject to the discretion of the Board of Directors based on numerous factors and may vary from time to time. The amount of cash available to the Company to pay dividends, if any, can vary significantly from period to period for a number of reasons, including, among other things: the Company’s operational and financial performance, fluctuations in diamond prices, the amount of cash required to fund capital expenditures and working capital requirements, access to capital markets, foreign exchange rates, and the other risk factors set forth in the Company’s Annual Information Form.

In addition, the level of dividends per common share will be affected by the number of outstanding common shares and other securities that may be entitled to receive cash payments. Dividends may be increased, reduced or suspended depending on the Company’s operational success. The market value of the common shares may deteriorate if the Company is unable to meet dividend expectations in the future.

Economic Environment

The Company’s financial results are tied to the global economic conditions and their impact on levels of consumer confidence and consumer spending. The global markets have experienced the impact of a significant US and international economic downturn since autumn 2008. A return to a recession or a weak recovery, due to the continued financial crisis in the Eurozone and changes in the United States and world economic conditions, could cause the Company to experience revenue declines due to deteriorated consumer confidence and spending, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition. The credit facilities essential to the diamond polishing industry are partially underwritten by European banks that are currently under stress. The withdrawal or reduction of such facilities could also have a material adverse effect on the Company’s business prospects or financial condition. In addition, recent events in India surrounding the demonetization of the Indian currency may also have an impact on consumer confidence and spending and may have a negative effect on pricing and demand for certain smaller and lower quality diamonds. The Company monitors economic developments in the markets in which it operates and uses this information in its continuous strategic and operational planning in an effort to adjust its business in response to changing economic conditions.

Synthetic Diamonds

Synthetic diamonds are diamonds that are produced by artificial processes (e.g., laboratory grown), as opposed to natural diamonds, which are created by geological processes. An increase in the acceptance of synthetic gem-quality diamonds could negatively affect the market prices for natural stones. Although significant questions remain as to the ability of producers to produce synthetic diamonds economically within a full range of sizes and natural diamond colours, and as to consumer acceptance of synthetic diamonds, synthetic diamonds are becoming a larger factor in the market. Should synthetic diamonds be offered in significant quantities or consumers begin to readily embrace synthetic diamonds on a large scale, demand and prices for natural diamonds may be negatively affected. Additionally, the presence of undisclosed synthetic diamonds in jewelry would erode consumer confidence in the natural product and negatively impact demand.

Currency Risk

Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Company’s mineral properties are incurred in Canadian dollars. Further, the Company has a significant deferred income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates to expenses and obligations incurred by it in Canadian dollars. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits

The Company’s mining operations require licences and permits from the Canadian and Northwest Territories governments, and the process for obtaining and renewing such licences and permits often takes an extended period of time and is subject to numerous delays and uncertainties. Such licences and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, criminal liability, suspensions or revocation of permits and licences, and other penalties. There can be no assurance that DDMI, as the operator of the Diavik Diamond Mine, or the Company has been or will be at all times in compliance with all such laws and regulations and with their applicable licences and permits, or that DDMI or the Company will be able to obtain on a timely basis or maintain in the future all necessary licences and permits that may be required to explore and develop their properties, to commence construction or operation of mining facilities and projects under development, and to maintain continued operations.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Regulatory and Environmental Risks

The operations of the Company’s mineral properties are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the Company’s mineral properties.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

The environmental agreements relating to the Diavik Diamond Mine and the Ekati Diamond Mine require that security be provided to cover estimated reclamation and remediation costs. On August 25, 2015, the Company reached an agreement with the operator of the Diavik Joint Venture whereby DDDLP was required to post its proportionate share of the security deposit used to secure the reclamation obligations for the Diavik Diamond Mine. The Company has provided letters of credit in the amount of CDN $60 million to the GNWT as security for the reclamation obligations for the Diavik Diamond Mine. For the Ekati Diamond Mine, the amount of financial security required under the Water Licence is currently set at CDN $256.6 million. This represents an increase of CDN $3.1 million from the CDN $253.5 million that was determined by the Wek’èezhìi Land and Water Board (WLWB) on June 17, 2013. In order to secure its obligation under the Water Licence, the Company has posted surety bonds with the GNWT in the aggregate amount of CDN $253.5 million and an irrevocable letter of credit (“ILOC”) in the aggregate amount of CDN $3.1 million. The Company also has provided a guarantee of CDN $20 million for other obligations under the environmental agreement for the Ekati Diamond Mine.

The reclamation and remediation plans for the Ekati Diamond Mine and the Diavik Diamond Mine, as well as the costs of such plans, are subject to periodic regulatory review, which could result in an increase to the amount of security required to be posted in connection with the operation of each of the Ekati Diamond Mine and the Diavik Diamond Mine. The Company could also be required to provide security in support of the surety bonds posted with the GNWT. Any of these could result in additional constraints on liquidity.

Climate Change

The Canadian government has established a number of policy measures in response to concerns relating to climate change. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

In October 2016, Canada’s federal government announced that it intends to establish a national price on carbon, to be implemented by 2018 through either a carbon tax or a cap and trade system, applicable in each province except those that enact their own comparable carbon pricing mechanism by such time. The impact of the announced carbon pricing system on the Company is uncertain at this time.

Resource and Reserve Estimates

The Company’s figures for mineral resources and ore reserves are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Estimates made at a given time may change significantly in the future when new information becomes available. The Company expects that its estimates of reserves will change to reflect updated information as well as to reflect depletion due to production. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Company’s mineral properties may render the mining of ore reserves uneconomical. Any material changes in the quantity of mineral reserves or resources or the related grades may affect the economic viability of the Company’s mining operations and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources will be upgraded to proven and probable ore reserves. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Insurance

The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds held as inventory or in transit, changes in the regulatory environment, and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Company’s mineral properties, personal injury or death, environmental damage to the Company’s mineral properties, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Company’s mineral properties and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

A fire occurred at the Ekati Diamond Mine process plant on June 23, 2016. Following repairs, the process plant resumed operations at full capacity on September 21, 2016. The total estimated cost of the process plant repairs is $17 million. A $6.7 million estimated insurance recovery for property damage was recorded in Q3 fiscal 2017, of which CDN $2.5 million was received in Q4 fiscal 2017. The Company holds business interruption insurance covering losses as a result of the fire, but due to the complex nature of this claim, amounts receivable under the business interruption claim cannot be determined at this time. There is no assurance that the Company will be able to recover the full amount of the estimated insurance recovery from its insurer.

Supplies, Infrastructure and Weather

The Company’s mining operations are located in remote, undeveloped areas; power must be generated on site, and the availability of infrastructure such as winter road access, skilled labour, fuel and power at an economic cost, cannot be assured. These are integral requirements for exploration, development and mining operations. Due to the remoteness of its mining operations, the Company and its subsidiaries are forced to rely heavily on a seasonal winter road or air transport for the supply of goods and services. Both forms of transport are very susceptible to disruptions due to adverse weather conditions, resulting in unavoidable delays in planned programs and/or cost overruns.

The expected fuel needs for the Company’s mineral properties are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. The cost of fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Company’s mineral properties currently have no hedges for future anticipated fuel consumption, and thus may be subject to volatile and increased fuel costs. Transportation costs will increase if air freight is required due to a shortened “winter road season” or if there is unexpected high fuel usage.

Information Systems Security Threats

The Company relies on secure and adequate operations of information technology systems in the conduct of its operations. Access to and the security of the information technology systems are critical to the Company’s operations. These systems are subject to disruption, damage or failure from a variety of sources, including, but not limited to, cable cuts; damage to physical plants; natural disasters; terrorism; fire; power loss; hacking, cyber-attacks and other information security breaches; non-compliance by third party service providers; computer viruses; vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, information technology systems and software. The systems that are in place may not be enough to guard against loss of data due to the rapidly evolving cyber threats. The Company may be required to increasingly invest in better systems, software, and use of consultants to periodically review and adequately adapt and respond to dynamic cyber risks or to investigate and remediate any security vulnerabilities. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. Failures in our information technology systems could translate into operational delays, compromising, loss or disclosure of confidential, proprietary, personal or sensitive information and third party data, or destruction or corruption of data. Accordingly, any failure of information systems or a component of information systems could adversely impact the Corporation’s reputation, business, financial condition and results of operations, as well as compliance with its contractual obligations, compliance with applicable laws, and potential litigation and regulatory enforcement proceedings.

Reliance on Skilled Employees

Production at the Company’s mineral properties is dependent upon the efforts of certain skilled employees. The loss of these employees or the inability to attract and retain additional skilled employees may adversely affect the level of diamond production.

The Company’s success in marketing rough diamonds is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Conflicts of Interest

The Company’s directors may serve as directors or officers, or may be associated with other public companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the transactions. If a conflict of interest arises, directors and officers are subject to the Company’s Code of Ethics and Business Conduct and applicable corporate legislation.

Labour Relations

The Company is party to a collective bargaining agreement at its Ekati Diamond Mine operation which was due to expire on August 31, 2014. The Company entered negotiations on August 6, 2014, and on August 26, 2014. A Memorandum of Agreement was signed which suspended negotiations until the latter part of February 2015. During this period, all provisions in the current collective bargaining agreement continued. Negotiations commenced between February 2015 and May 2015, at which time negotiations stalled and both parties filed grievances with Canadian Industrial Relations Board. The Company participated in mediation with the union in January 2016, the result of which was agreement by both parties to resume negotiations. Accordingly, the Company continued to negotiate with the union through 2016 and on February 2, 2017 both parties agreed to a tentative agreement. Ratification voting took place through March 2017, the result of which was agreement by the bargaining unit members to ratify the agreement, as confirmed by the union on March 28, 2017. The new agreement is a four-year agreement with retroactive effect from September 1, 2014 and expiring May 31, 2019. The Company expects to begin re-negotiations on this labour agreement late in calendar 2018. If the Company is unable to renew this agreement, or if the terms of any such renewal are materially adverse to the Company, then this could result in work stoppages and other labour disruptions, or otherwise materially impact the Company, all of which could have a material adverse effect on the Company’s business, results from operations and financial condition.

Strategic Alternatives

On March 27, 2017, the Company announced that the Board of Directors had commenced a strategic review process to explore strategic alternatives focused on maximizing shareholder value, which could include the Company pursuing its long-term strategic plan as an independent Company, the sale of the Company or other strategic transactions. In connection with the strategic review process, the Board of Directors of the Company established a special committee to oversee the strategic review process. The members of the special committee are Trudy Curran, James Gowans, David Smith and Josef Vejvoda. The special committee will consider and review any transaction arising out of or related to the strategic review process, and report to and make a recommendation to the Board of Directors regarding any such transaction. The Board of Directors has not set a timetable for the strategic review process nor has it made any decisions related to strategic alternatives at this time, and there can be no assurance that the strategic review process will result in any transaction or change in strategy.

Disclosure Controls and Procedures

The Company has designed a system of disclosure controls and procedures to provide reasonable assurance that material information relating to Dominion Diamond Corporation, including its consolidated subsidiaries, is made known to management of the Company by others within those entities, particularly during the period in which the Company’s annual filings are being prepared. In designing and evaluating the disclosure controls and procedures, the management of the Company recognized that any controls and procedures, no matter how well designed and operated, can provide only a reasonable assurance of achieving the desired control objectives. The management of Dominion Diamond Corporation was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The results of the inherent limitations in all control systems mean no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

The management of Dominion Diamond Corporation has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by the Annual Report. Based on that evaluation, management has concluded that these disclosure controls and procedures, as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), are effective as of January 31, 2017 to ensure that information required to be disclosed in reports that the Company will file or submit under Canada securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Internal Controls over Financial Reporting

The certifying officers of the Company have designed a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS and the requirements of the US Securities and Exchange Commission, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, including its consolidated subsidiaries.

Management has evaluated the effectiveness of internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of January 31, 2017.

Changes in Internal Controls over Financial Reporting

During fiscal year 2017, there were no changes in the Company’s disclosure controls and procedures or internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures or internal control over financial reporting.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of IFRS that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application, or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s financial performance or financial position.

Mineral Reserves, Mineral Properties and Exploration Costs

The estimation of mineral reserves is a subjective process. The Company estimates its mineral reserves based on information compiled by an appropriately qualified person. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of additional future drilling, testing or production levels and on diamond prices. Changes in reserve estimates may impact the carrying value of exploration and evaluation assets, mineral properties, property, plant and equipment, mine rehabilitation and site restoration provisions, recognition of deferred tax assets, and depreciation charges. Estimates and assumptions about future events and circumstances are also used to determine whether economically viable reserves exist that can lead to commercial development of an ore body.

Estimated mineral reserves are used in determining the depreciation of mine-specific assets. This results in a depreciation charge proportional to the depletion of the anticipated remaining life of mine production. A unit-of-production depreciation method is applied and, depending on the asset, is based on carats of diamonds recovered during the period relative to the estimated proven and probable reserves of the ore deposit being mined or to the total ore deposit. Changes in estimates are accounted for prospectively.

Impairment of Long-lived Assets

The Company assesses each cash-generating unit (“CGU”) at least annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value of an asset less costs to sell and its value in use.

These assessments require the use of estimates and assumptions. Expected rough diamond production levels, which comprise proven and probable reserves and an estimate of the recoverable amount of resources, are used to estimate expected future cash flows. Expected future rough diamond prices are estimated based on realized prices for rough diamonds sold during the Company’s most recent sale, geological data regarding the quality of rough diamonds in reserves and resources, and expected future levels of worldwide diamond production. Future operating and capital costs, including labour and fuel costs, are based on the most recently approved life of mine plan, which is reviewed and approved annually by senior management and the Board of Directors. The assessment also requires estimates and assumptions related to foreign exchange rates and discount rates, which are determined based on prevailing market conditions at the date of the assessment. Where applicable, assumptions are aligned with the Company’s most recent economic analysis of mineral reserves and resources. Financial results as determined by actual events could differ from those estimated, and changes in these estimates that decrease the estimated recoverable amount of the CGU could affect the carrying amounts of assets and result in an impairment charge.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Inventories

The measurement of inventory, including the determination of its net realizable value, involves the use of estimates. The significant sources of estimation uncertainty include diamond prices, production grade and expenditure, and determining the remaining costs of completion to bring inventory into its saleable form. The Company uses historical data on prices achieved, grade and expenditure in forming its assessment.

Mine Rehabilitation and Site Restoration Provision

Provision for the cost of site closure and reclamation is recognized at the time that the environmental disturbance occurs. When the extent of disturbance increases over the life of the operation, the provision is increased accordingly. Costs included in the provision encompass all restoration and rehabilitation activities expected to occur progressively over the life of the operation and at the time of closure. Routine operating costs that may impact the ultimate restoration and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation that is probable and capable of reliable estimation.

The site closure and reclamation provision is measured at the expected value of future cash flows and is discounted to its present value. Significant judgments and estimates are involved in forming expectations of future site closure and reclamation activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements. The Ekati Diamond Mine rehabilitation and site restoration provision is prepared by management at the Ekati Diamond Mine.

The Diavik Diamond Mine rehabilitation and site restoration provisions have been provided by management of the Diavik Diamond Mine and are based on internal estimates. Assumptions, based on the current economic environment, have been made which DDMI management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly by management of the Diavik Diamond Mine to take into account any material changes to the assumptions. However, actual rehabilitation costs will ultimately depend upon future costs for the necessary decommissioning work required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the Diavik Diamond Mine ceases to produce at economically viable rates. This, in turn, will depend upon a number of factors including future diamond prices, which are inherently uncertain.

Pension Benefits

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of the pension obligation.

The Company determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Company considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension obligation.

Other key assumptions for pension obligations are based in part on current market conditions. Additional information is disclosed in note 11 to the annual audited financial statements for the year ended January 31, 2017.

Changes in Accounting Policies

(a) New Accounting Standards Adopted during the Period

Effective February 1, 2016, the Company has early adopted the requirements of IFRS 9, Financial Instruments (2014) (“IFRS 9”). This standard replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), relating to the classification and measurement of financial assets and liabilities. Under IFRS 9, a financial asset is classified based on how an entity manages its financial assets and the contractual cash flow characteristics of the financial asset. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9.

IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the Company’s financial statements.

IFRS 9 changes the requirements for hedge effectiveness and consequently for the application of hedge accounting. The IAS 39 effectiveness test is replaced with a requirement for an economic relationship between the hedged item and hedging instrument, and for the “hedged ratio” to be the same as that used by the entity for risk management purposes. Certain restrictions that prevented some hedging strategies and hedging instruments from qualifying for hedge accounting were also removed under IFRS 9. Generally, the mechanics of hedge accounting remain unchanged.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Cash and cash equivalents were previously designated at fair value through profit or loss under IAS 39. Upon adoption of IFRS 9, the Company has elected to classify cash and cash equivalents including restricted cash as measured at amortized cost using the effective interest rate method. There was no change to the classification of accounts receivable, trade and other payables, and loans and borrowings as a result of the adoption of IFRS 9.

The accounting policy for financial instruments has been adopted retrospectively as a result of the early adoption of IFRS 9. The change did not result in a change in carrying value of any financial instruments on the effective date of February 1, 2016.

(b) New Accounting Standards Issued but Not Yet Effective

Standards issued but not yet effective up to the date of issuance of the consolidated financial statements are listed below. The listing is of standards and interpretations issued that the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 2 – SHARE-BASED PAYMENTS

In June 2016, the IASB issued final amendments to IFRS 2, Share-Based Payments (“IFRS 2”). IFRS 2 is effective for annual periods beginning on or after January 1, 2018. IFRS 2 clarifies the classification and measurement of share-based payment transactions. These amendments deal with variations in the final settlement arrangements including: (a) accounting for cash-settled share-based payment transactions that include a performance condition, (b) classification of share-based payment transactions with net settlement features, and (c) accounting for modifications of share-based payment transactions from cash-settled to equity. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements and does not expect the amendments to have a material impact on the consolidated financial statements.

IFRS 15 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning February 1, 2018. The extent of the impact of the adoption of IFRS 15 has not yet been determined. The Company is on track for implementation of this standard by the effective date and will provide updates to this assessment in subsequent consolidated financial statements.

IFRS 16 – LEASES

In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which replaces IAS 17, Leases, and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a services contract on the basis of whether the customer controls the assets being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance-sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that have also adopted IFRS 15. No quantitative determination has been made of the impact that the final standard is expected to have on the Company’s consolidated financial statements. The Company has entered into operating leases for rental of fuel tanks and office premises, which are being assessed under IFRS 16. The Company is on track for implementation of this standard by the effective date and will provide updates to this assessment in subsequent consolidated financial statements.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL RESULTS

The following is a summary of the Company’s consolidated quarterly results for the most recent eight quarters ended January 31, 2017.

(expressed in thousands of United States dollars except per share amounts and where otherwise noted)
(quarterly results are unaudited)

	2017	2017	2017	2017	2016	2016	2016	2016	2017	2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Sales	$129,890	$102,736	$159,970	$178,259	$178,145	$145,024	$209,676	$187,723	$570,855	$720,568
Cost of sales	107,728	80,537	159,108	197,077	191,801	126,538	186,987	163,595	544,450	668,921
Gross margin	22,162	22,199	862	(18,818)	(13,656)	18,486	22,689	24,128	26,405	51,647
Gross margin (%)	17.1%	21.6%	0.5%	(10.6)%	(7.7)%	12.7%	10.8%	12.9%	4.6%	7.2%
Selling, general and
administrative expenses	10,763	8,869	9,175	8,036	10,800	9,010	15,082	8,769	36,843	43,661
Mine standby costs	–	22,447	22,028	–	–	–	–	–	44,475	–
Restructuring charges	1,698	–	–	–	–	–	–	–	1,698	–
Operating income (loss)	9,701	(9,117)	(30,341)	(26,854)	(24,456)	9,476	7,607	15,359	(56,611)	7,986
Finance expenses	(4,606)	(5,003)	(2,476)	(2,488)	(1,208)	(2,950)	(2,871)	(2,869)	(14,573)	(9,898)
Exploration costs	(1,141)	(915)	(1,447)	(3,581)	734	(576)	(1,935)	(5,249)	(7,084)	(7,026)
Gain on sale of building	–	44,792	–	–	–	–	–	–	44,792	–
Finance and other income	1,304	46	806	371	(915)	984	(36)	123	2,527	156
Foreign exchange (loss) gain	(5,255)	3,327	(4,446)	(3,360)	(2,022)	268	(2,174)	1,157	(9,734)	(2,771)
Profit (loss) before income taxes	3	33,130	(37,904)	(35,912)	(27,867)	7,202	591	8,521	(40,683)	(11,553)
Current income tax expense	15,107	775	10,139	6,676	9,570	7,679	14,923	15,294	32,697	47,466
Deferred income tax (recovery) expense	(20,402)	7,160	(10,094)	(37,286)	326	(6,946)	4,562	(18,163)	(60,623)	(20,221)
Net income (loss)	$5,298	$25,195	$(37,949)	$(5,302)	$(37,763)	$6,469	$(18,894)	$11,390	$(12,757)	$(38,798)
Net profit (loss) attributable to: Shareholders	$5,562	$28,602	$(32,931)	$(1,044)	$(34,927)	$7,170	$(18,167)	$11,968	$190	$(33,956)
Non-controlling interest	(264)	(3,407)	(5,018)	(4,258)	(2,836)	(701)	(727)	(578)	(12,947)	(4,842)
Earnings (loss) per share attributable to shareholders
Basic	$0.07	$0.34	$(0.39)	$(0.01)	$(0.41)	$0.08	$(0.21)	$0.14	$–	$(0.40)
Diluted	$0.07	$0.34	$(0.39)	$(0.01)	$(0.41)	$0.08	$(0.21)	$0.14	$–	$(0.40)
Cash dividends declared per share	$–	$0.20	$–	$0.20	$–	$0.20	$–	$0.40	$0.40	$0.60
Total assets(i)	$2,004	$2,075	$2,060	$2,179	$2,165	$2,212	$2,193	$2,312	$2,004	$2,165
Total long-term liabilities(i)	$499	$571	$564	$590	$581	$602	$613	$642	$499	$581
Adjusted EBITDA(ii) (iii)	$62,697	$26,623	$38,606	$54,293	$49,029	$49,071	$60,353	$60,825	$182,219	$219,272

(i)	Total assets and total long-term liabilities are expressed in millions of United States dollars.
(ii)	The term “Adjusted EBITDA” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.
(iii)	Q2 fiscal 2017 and Q3 fiscal 2017 have been adjusted to exclude depreciation and amortization related to mine standby costs.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Ekati Diamond Mine

This segment includes the production, sorting and sale of rough diamonds from the Ekati Diamond Mine.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

	2017	2017	2017	2017	2016		2016	2016	2016	2017	2016
	Q4	Q3	Q2	Q1	Q4		Q3	Q2	Q1	Total	Total
Sales
Europe	$44,466	$46,898	$72,609	$99,203	$104,760		$81,860	$135,282	$123,122	$263,156	$445,024
India	7,463	7,928	10,680	5,928	6,879		6,305	2,390	4,251	31,999	19,825
Total sales	51,909	54,826	83,289	105,131	111,639		88,165	137,672	127,373	295,155	464,849
Cost of sales	52,447	48,521	106,096	136,973	135,933		88,896	133,590	113,985	344,037	472,404
Gross margin	(538)	6,305	(22,807)	(31,842)	(24,294)		(731)	4,082	13,388	(48,882)	(7,555)
Gross margin (%)	(1.0)%	11.5%	(27.4)%	(30.3)%	(21.8)%		(0.8)%	3.0%	10.5%	(16.6)%	(1.6)%
Selling, general and administrative expenses	396	617	957	778	1,335		1,727	1,624	1,370	2,748	6,056
Mine standby costs	–	22,447	22,028	–	–		–	–	–	44,475	–
Restructuring charges	991	–	–	–	–		–	–	–	991	–
Operating (loss) profit	$(1,925)	$(16,759)	$(45,792)	$(32,620)	$(25,629	) $	(2,458)	$2,458	$12,018	$(97,096)	$(13,611)
Adjusted EBITDA(i) (ii)	28,833	6,042	4,120	25,937	28,952		22,528	36,906	40,671	64,932	129,057

(i)	The term “Adjusted EBITDA” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

(ii)	Q2 fiscal 2017 and Q3 fiscal 2017 have been adjusted to exclude depreciation and amortization related to mine standby costs.

Diavik Diamond Mine

This segment includes the production, sorting and sale of rough diamonds from the Diavik Diamond Mine.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

	2017	2017	2017	2017	2016	2016	2016	2016	2017	2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Sales
Europe	$69,815	$40,037	$70,195	$68,695	$61,629	$52,119	$70,099	$57,223	$248,742	$241,070
India	8,166	7,873	6,486	4,433	4,877	4,740	1,905	3,127	26,958	14,649
Total sales	77,981	47,910	76,681	73,128	66,506	56,859	72,004	60,350	275,700	255,719
Cost of sales	55,281	32,016	53,012	60,104	55,867	37,642	53,398	49,610	200,413	196,517
Gross margin	22,700	15,895	23,669	13,024	10,639	19,217	18,606	10,740	75,287	59,202
Gross margin (%)	29.1%	33.2%	30.9%	17.8%	16.0%	33.8%	25.8%	17.8%	27.3%	23.2%
Selling, general and administrative expenses	768	647	835	909	589	594	977	960	3,159	3,120
Operating profit	$21,932	$15,247	$22,834	$12,115	$10,050	$18,623	$17,629	$9,780	$71,128	$56,082
Adjusted EBITDA(i)	42,832	26,896	41,996	34,512	28,693	32,889	35,739	26,431	146,234	123,752

(i)	The term “Adjusted EBITDA” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Corporate

The Corporate segment captures items not specifically related to the operations of the Diavik and Ekati Diamond Mines.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

	2017	2017	2017	2017	2016	2016	2016	2016	2017	2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Sales	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Cost of sales	–	–	–	–	–	–	–	–	–	–
Gross margin	–	–	–	–	–	–	–	–	–	–
Gross margin (%)	–%	–%	–%	–%	–%	–%	–%	–%	–%	–%
Selling, general and administrative expenses	9,599	7,605	7,383	6,349	8,876	6,689	12,481	6,439	30,936	34,485
Restructuring costs	707	–	–	–	–	–	–	–	707	–
Operating loss	$(10,306)	$(7,605)	$(7,383)	$(6,349)	$(8,876)	$(6,689)	$(12,481)	$(6,439)	$(31,643)	$(34,485)
Adjusted EBITDA(i)	(8,968)	(6,315)	(7,510)	(6,156)	(8,615)	(6,348)	(12,293)	(6,285)	(28,946)	(33,541)

(i)	The term “Adjusted EBITDA” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

Outstanding Share Information

As at April 12, 2017
Authorized	Unlimited
Issued and outstanding shares	80,952,257
Options and Restricted Share Units outstanding	2,774,679
Fully diluted	83,726,936

Additional Information

Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at www.ddcorp.ca.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Financial Table of Contents

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Management’s Responsibility for Financial Information

The consolidated financial statements and the information contained in the Annual Report have been prepared by the management of the Company. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, and risks and uncertainties. Actual results in the future may differ materially from the present assessment of this information because future events and circumstances may not occur as expected.

In meeting management’s responsibility for the reliability and timeliness of financial information, management maintains and relies on a comprehensive system of internal control and internal audit, including organizational and procedural controls, disclosure controls and procedures and internal control over financial reporting. The system of internal control includes written communication of policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel; and regular updating of accounting policies. These controls and audits are designed to provide reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, assets are safeguarded against unauthorized use or disposition, liabilities are recognized, and Dominion Diamond Corporation is in compliance with all regulatory requirements.

The Company’s independent auditors, who are appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards to allow them to express an opinion on the financial statements and the Company’s internal control over financial reporting.

The Board of Directors’ Audit Committee meets at least quarterly with management to review the internal controls, financial statements and related reporting matters, and with the independent auditors to review the scope and results of the annual audit prior to approval of the financial statements by the entire Board.

(SIGNED) “BRENDAN BELL”	(SIGNED) “MATTHEW QUINLAN”

BRENDAN BELL	MATTHEW QUINLAN
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders and Board of Directors of Dominion Diamond Corporation

We have audited the accompanying consolidated financial statements of Dominion Diamond Corporation, which comprise the consolidated balance sheets as at January 31, 2017 and January 31, 2016, the consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Dominion Diamond Corporation as at January 31, 2017 and January 31, 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Dominion Diamond Corporation’s internal control over financial reporting as of January 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 12, 2017 expressed an unqualified (unmodified) opinion on the effectiveness of Dominion Diamond Corporation’s internal control over financial reporting.

(SIGNED) “KPMG LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
April 12, 2017

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Report of Independent Registered Public Accounting Firm on Internal
Control over Financial Reporting

To the Board of Directors of Dominion Diamond Corporation

We have audited Dominion Diamond Corporation’s internal control over financial reporting as of January 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Dominion Diamond Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Internal Controls Over Financial Reporting in Management’s Discussion and Analysis for the year ended January 31, 2017. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Dominion Diamond Corporation maintained, in all material respects, effective internal control over financial reporting as of January 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Dominion Diamond Corporation as of January 31, 2017 and January 31, 2016, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and our report dated April 12, 2017 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

(SIGNED) “KPMG LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
April 12, 2017

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Consolidated Balance Sheets

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	January 31, 2017	January 31, 2016
ASSETS
Current assets
Cash and cash equivalents (note 4)	$136,168	$320,038
Accounts receivable (note 5)	13,946	11,528
Inventory and supplies (note 6)	412,227	416,146
Other current assets	29,765	21,584
Income taxes receivable	17,720	–
	609,826	769,296
Property, plant and equipment (note 7)	1,295,584	1,305,143
Restricted cash (note 4)	65,742	63,312
Other non-current assets (note 9)	21,362	22,752
Deferred income tax assets (note 12)	11,362	4,327
Total assets	$2,003,876	$2,164,830

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables (note 10)	$108,866	$114,589
Employee benefit plans (note 11)	1,192	3,142
Income taxes payable (note 12)	54,710	51,195
Current portion of loans and borrowings (note 18)	10,556	21,849
	175,324	190,775
Loans and borrowings (note 18)	–	11,922
Deferred income tax liabilities (note 12)	155,380	209,826
Employee benefit plans (note 11)	15,911	14,319
Provisions (note 13)	328,356	344,658
Total liabilities	674,971	771,500
Equity
Share capital (note 15)	478,526	509,506
Contributed surplus	31,667	29,020
Retained earnings	718,298	752,028
Accumulated other comprehensive loss	(9,622)	(10,027)
Total shareholders’ equity	1,218,869	1,280,527
Non-controlling interest	110,036	112,803
Total equity	1,328,905	1,393,330
Total liabilities and equity	$2,003,876	$2,164,830

The accompanying notes are an integral part of these consolidated financial statements.

ON BEHALF OF THE BOARD:
(SIGNED) “JAMES GOWANS”	(SIGNED) “DAVID SMITH”
JAMES GOWANS	DAVID SMITH
DIRECTOR	DIRECTOR

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Consolidated Statements of Income (Loss)

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT SHARES AND PER SHARE AMOUNTS)

	2017	2016
Sales	$570,855	$720,568
Cost of sales (note 16)	544,450	668,921
Gross margin	26,405	51,647
Selling, general and administrative expenses (note 16)	36,843	43,661
Mine standby costs (notes 16 and 25)	44,475	–
Restructuring costs (notes 16 and 26)	1,698	–
Operating (loss) profit	(56,611)	7,986
Finance expenses	(14,573)	(9,898)
Exploration costs	(7,084)	(7,026)
Gain on sale of building (note 19)	44,792	–
Finance and other income	2,527	156
Foreign exchange loss	(9,734)	(2,771)
Loss before income taxes	(40,683)	(11,553)
Current income tax expense (note 12)	32,697	47,466
Deferred income tax recovery (note 12)	(60,623)	(20,221)
Net loss	$(12,757)	$(38,798)
Net income (loss) attributable to:
Shareholders	$190	$(33,956)
Non-controlling interest	(12,947)	(4,842)
Earnings (loss) per share (note 17)
Basic	–	(0.40)
Diluted	–	(0.40)
Basic weighted average number of shares outstanding	84,471,547	85,240,395

The accompanying notes are an integral part of these consolidated financial statements.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Consolidated Statements of Comprehensive Income (Loss)

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	2017	2016
Net loss	$(12,757)	$(38,798)
Other comprehensive income (loss)
Items that may be reclassified to profit (loss)
Net gain (loss) on translation of foreign operations (net of tax of $nil; 2016 – $nil)	2,001	(1,638)
Items that will not be reclassified to profit (loss)
Actuarial loss on employee benefit plans (net of tax recovery of $0.9 million for the year ended January 31, 2017; 2016 – tax recovery of $0.9 million)	(1,795)	(1,816)
Other comprehensive income (loss), net of tax	206	(3,454)
Total comprehensive loss	$(12,551)	$(42,252)
Comprehensive income (loss) attributable to:
Shareholders	$595	$(37,027)
Non-controlling interest	(13,146)	(5,225)

The accompanying notes are an integral part of these consolidated financial statements.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Consolidated Statements of Changes in Equity

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	2017	2016
Common shares:
Balance at beginning of period	$509,506	$508,573
Issued during the period	178	933
Share repurchase (note 1)	(31,158)	–
Balance at end of period	478,526	509,506
Contributed surplus:
Balance at beginning of period	29,020	25,855
Stock-based compensation expense	2,696	3,323
Exercise of stock options	(49)	(158)
Balance at end of period	31,667	29,020
Retained earnings:
Balance at beginning of period	752,028	837,117
Net income (loss) attributable to common shareholders	190	(33,956)
Dividends (note 14)	(33,920)	(51,133)
Balance at end of period	718,298	752,028
Accumulated other comprehensive loss:
Balance at beginning of period	(10,027)	(6,957)
Items that may be reclassified to profit (loss)
Net gain (loss) on translation of net foreign operations (net of tax of $nil; 2016 – $nil)	2,001	(1,638)
Items that will not be reclassified to profit (loss)
Actuarial loss on employee benefit plans (net of tax recovery of $0.9 million for the year ended January 31, 2017; 2016 – tax recovery of $0.9 million)	(1,596)	(1,432)
Balance at end of period	(9,622)	(10,027)
Non-controlling interest:
Balance at beginning of period	112,803	114,781
Net loss attributed to non-controlling interest	(12,947)	(4,842)
Other comprehensive loss attributable to non-controlling interest	(200)	(384)
Contributions made by minority partners	16,145	16,178
Distributions to minority partners	(5,765)	(12,930)
Balance at end of period	110,036	112,803
Total equity	$1,328,905	$1,393,330

The accompanying notes are an integral part of these consolidated financial statements.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Consolidated Statements of Cash Flows

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	2017	2016
Cash provided by (used in)
OPERATING
Net loss	$(12,757)	$(38,798)
Depreciation and amortization	210,286	191,447
Deferred income tax recovery	(60,623)	(20,221)
Current income tax expense	32,697	47,466
Finance expenses	14,573	9,898
Stock-based compensation	2,696	3,323
Other non- cash items	(3,250)	4,085
Unrealized foreign exchange gain	5,533	(3,738)
Gain on sale of building and disposition of other assets	(44,853)	(426)
Impairment losses on inventory	26,017	19,838
Interest paid	(2,678)	(3,088)
Income and mining taxes paid	(51,134)	(99,821)
Change in non-cash operating working capital, excluding taxes and finance expenses	317	58,022
Net cash from operating activities	116,824	167,987
FINANCING
Repayment of interest-bearing loans and borrowings	(1,873)	(740)
Repayment of promissory note	(21,514)	(10,556)
Transaction costs relating to financing activities	–	(3,054)
Dividends paid	(33,920)	(51,133)
Distributions to and contribution from minority partners, net	2,232	3,248
Issue of common shares, net of issue costs	178	542
Share repurchase	(31,158)	–
Cash used in financing activities	(86,055)	(61,693)
INVESTING
Decrease (increase) in restricted cash	2,392	(33,047)
Net proceeds from pre-production sales	25,100	7,668
Purchase of property, plant and equipment	(309,149)	(210,333)
Net proceeds from sale of property, plant and equipment	63,932	911
Add back of non-cash expenditures	1,404	466
Cash used in investing activities	(216,321)	(234,335)
Foreign exchange effect on cash balances	1,682	(9,855)
Decrease in cash and cash equivalents	(183,870)	(137,896)
Cash and cash equivalents, beginning of period	320,038	457,934
Cash and cash equivalents, end of period	$136,168	$320,038
Change in non-cash operating working capital, excluding taxes and finance expenses
Accounts receivable	4,101	(1,486)
Inventory and supplies	21,874	52,525
Other current assets	(8,940)	1,498
Trade and other payables	(17,263)	6,436
Employee benefit plans	545	(951)
	$317	$58,022

The accompanying notes are an integral part of these consolidated financial statements.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Notes to Consolidated Financial Statements

JANUARY 31, 2017 WITH COMPARATIVE FIGURES
(TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT AS OTHERWISE NOTED)

Note 1:
Nature of Operations

Dominion Diamond Corporation (the “Company”) is focused on the mining and marketing of rough diamonds to the global market.

The Company is incorporated and domiciled in Canada and its shares are publicly traded on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange under the symbol “DDC.” The address of its registered office is Toronto, Ontario.

The Company has ownership interests in the Diavik and the Ekati group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%), where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and DDDLP is a wholly owned subsidiary of the Company. The Company records its interest in the assets, liabilities and expenses of the Diavik Joint Venture in its consolidated financial statements with a one-month lag. The accounting policies described below include those of the Diavik Joint Venture.

As of January 31, 2017, the Ekati Diamond Mine consists of the Core Zone, which includes the current operating mines and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential. Subsequent to the acquisition, the Company owned an 88.9% interest in the Core Zone and a 65.3% interest in the Buffer Zone. The Company controls and consolidates the Ekati Diamond Mine; the interests of minority shareholders are presented as non-controlling interests within the consolidated financial statements.

In January 2016, the management committee of the Buffer Zone approved a program and budget for the Buffer Zone for fiscal year 2017. In March 2016, Archon Minerals Limited (“Archon”) provided notice to Dominion Diamond Ekati Corporation (“DDEC”), the operator of the Buffer Zone, of its objection to certain elements of the fiscal 2017 program and budget, and indicated that it was prepared to contribute only to certain portions of the program and budget. Accordingly, the Company elected to fund all of the cash calls for those elements of the fiscal 2017 program and budget that were not funded by Archon. A revised program and budget for fiscal year 2017 was presented to the management committee of the Buffer Zone in the third quarter of fiscal 2017 to incorporate changes to the mine plan impacting the Lynx Project in the Buffer Zone. On February 1, 2017, the Company’s interest in the Buffer Zone increased as a result of the minority partner’s not to participate in the full fiscal year 2017 capital program for the Buffer Zone.

On July 15, 2016, the TSX approved the Company’s normal course issuer bid (“NCIB”) to purchase for cancellation up to 6,150,010 common shares, representing approximately 10% of the public float as of July 6, 2016, from July 20, 2016 to no later than July 19, 2017. On July 28, 2016, the TSX accepted the Company’s entry into an automatic securities purchase plan in order to facilitate repurchases under the NCIB. Common shares repurchased under the NCIB will be cancelled. Purchases under the NCIB may be made through the facilities of the TSX, the New York Stock Exchange or alternative trading platforms in Canada and the United States by means of open market transactions or by such other means as may be permitted by the TSX and applicable US securities laws. Purchases under the NCIB began in August 2016 and resulted in the purchase of approximately 3.4 million shares as of January 31, 2017 for approximately $31.2 million (CDN $40.9 million).

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

Note 2:
Basis of Preparation

(a)	Statement of compliance

These consolidated financial statements (“financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities, which are measured at fair value at the end of each reporting period. The significant accounting policies are presented in note 3 and have been consistently applied in each of the periods presented. These consolidated financial statements were approved by the Board of Directors on April 12, 2017.

Certain comparative figures have been reclassified to conform with current presentation.

(b)	Currency of presentation

These consolidated financial statements are expressed in United States dollars, which is the functional currency of the Company and the majority of its subsidiaries. All financial information presented in United States dollars has been rounded to the nearest thousand.

Note 3:
Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Company entities.

(a)	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at January 31, 2017. Subsidiaries are fully consolidated from the date of acquisition or creation, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the Company’s subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany balances, income and expenses, and unrealized gains and losses resulting from intercompany transactions are eliminated in full. For partly owned subsidiaries, the net assets and net earnings attributable to minority shareholders are presented as non-controlling interests within the consolidated financial statements.

Interest in Diavik Joint Venture

DDDLP has an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Joint Venture. The Company records its interest in the assets, liabilities and expenses of the Diavik Joint Venture in its consolidated financial statements with a one- month lag. The accounting policies described below include those of the Diavik Joint Venture.

Interest in Ekati Diamond Mine

The Company’s interest in the Ekati Diamond Mine as at January 31, 2017 consists of an 88.9% ownership interest in the Core Zone and its 65.3% interest in the Buffer Zone. The Company controls and consolidates the Ekati Diamond Mine and minority shareholders are presented as non-controlling interests (11.1% in the Core Zone and 34.7% in the Buffer Zone) within the consolidated financial statements.

(b)	Revenue

Sales of rough diamonds are recognized when significant risks and rewards of ownership are transferred to the customer, the amount of sales can be measured reliably and the receipts of future economic benefits are probable. Sales are measured at the fair value of the consideration received or receivable after eliminating sales within the Company.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, balances with banks and short-term money market instruments (with a maturity on acquisition of less than 90 days).

(d)	Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

(e)	Inventory and supplies

Rough diamond inventory is recorded at the lower of cost and net realizable value. Cost is determined on a weighted average cost basis including production costs and value-added processing activity.

Supplies inventory is recorded at the lower of cost and net realizable value. Supplies inventory includes consumables and spare parts maintained at the Ekati Diamond Mine, Diavik Diamond Mine and at the Company’s sorting and distribution facility locations. Costs are determined on a weighted average cost basis.

Stockpiled ore represents coarse ore that has been extracted from the mine and is stored for future processing. Stockpiled ore value is based on the costs incurred (including depreciation and amortization) in bringing the ore to the stockpile. Costs are added to the stockpiled ore based on current mining costs per tonne and are removed at the average cost per tonne of ore in the stockpile.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs of selling the final product. In order to determine net realizable value, the carrying amount of obsolete and slow-moving items is written down on the basis of an estimate of their future use or realization. A write-down is made when the carrying amount is higher than net realizable value.

(f)	Business combination and goodwill

Acquisitions of businesses are accounted for using the purchase method of accounting whereby all identifiable assets and liabilities are recorded at their fair value as at the date of acquisition. Any excess purchase price over the aggregate fair value of identifiable net assets is recorded as goodwill. Goodwill is identified and allocated to cash- generating units (“CGU”), or groups of CGUs, that are expected to benefit from the synergies of the acquisition. A CGU to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the CGU may be impaired. For goodwill arising on acquisition in a financial year, the CGU to which goodwill has been allocated is tested for impairment before the end of that financial year.

When the recoverable amount of a CGU is less than the carrying amount of that CGU, the impairment loss is first allocated to reduce the carrying amount of any goodwill allocated to that CGU, and then to the other assets of that CGU pro rata on the basis of the carrying amount of each asset in the CGU. Any impairment loss for goodwill is recognized directly in the consolidated statement of income. An impairment loss recorded on goodwill is not reversed in subsequent periods.

(g)	Exploration, evaluation and development expenditures

Exploration and evaluation activities include: acquisition of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. Mineral exploration is expensed as incurred. Exploration and evaluation costs are only capitalized when the activity relates to proven and probable reserves and the Company concludes that the technical feasibility and commercial viability of extracting the mineral resource has been demonstrated and the future economic benefits are probable. In making this determination, the extent of exploration, as well as the degree of confidence in the mineral resource, is considered. Capitalized exploration and evaluation expenditures are recorded as a component of property, plant and equipment. Recognized exploration and evaluation assets will be assessed for impairment when specific facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

Once development is sanctioned, any capitalized exploration and evaluation costs are tested for impairment and reclassified to mineral property assets within property, plant and equipment. All subsequent development expenditure is capitalized, net of any proceeds from pre - production sales.

(h)	Commencement of commercial production

There are a number of quantitative and qualitative measures the Company considers when determining if conditions exist for the transition from pre-commercial production to commencement of commercial production of an operating mine, which include:

•	all major capital expenditures have been completed to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management;
•	mineral recoveries are at or near expected production levels; and
•	the ability exists to sustain ongoing production of ore.

This list of measures is not exhaustive and management takes into account the surrounding circumstances before making any specific decision.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

(i)	Property, plant and equipment

Items of property, plant and equipment are measured at cost, less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price and construction cost, any costs directly attributable to bringing the asset into operation including stripping costs incurred in open pit development before production commences, the initial estimate of the site restoration obligation and, for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

When parts of an item of property, plant and equipment have different useful lives, the parts are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from the disposal with the carrying amount of property, plant and equipment and are recognized within cost of sales or selling, general and administrative expenses.

(i)	DEPRECIATION

Depreciation commences when the asset is available for use. Depreciation is charged on the depreciable amount of the asset to its residual value over its estimated useful life, using a method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Company.

The unit-of-production method is applied to a substantial portion of the Ekati Diamond Mine and Diavik Diamond Mine property, plant and equipment, and, depending on the asset, is based on either tonnes of material processed or carats of diamonds recovered during the period relative to the estimated proven and probable ore reserves of the ore deposit being mined, or to the total ore deposit. Other property, plant and equipment is depreciated using the straight-line method over the estimated useful lives of the related assets which are as follows:

Asset	Estimated useful life (years)
Buildings	10–40
Machinery and mobile equipment	3–10
Computer equipment and software	3
Furniture, fixtures and equipment	2–10
Leasehold and building improvements	Up to 20

Depreciation for mine related assets is charged to mineral properties during the pre-commercial production stage.

Assets under construction are not depreciated until these assets are ready for their intended use.

Upon the disposition of an asset, the accumulated depreciation and accumulated impairment losses are deducted from the original cost, and any gain or loss is reflected in current net profit or loss.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate. The impact of changes to the estimated useful lives or residual values is accounted for prospectively.

(ii)	STRIPPING COSTS

Mining costs associated with stripping activities in an open pit mine are expensed unless the stripping activity can be shown to represent a betterment to the mineral property, in which case the stripping costs would be capitalized and included in deferred mineral property costs within mining assets.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”), specifies the accounting for costs associated with waste removal (stripping) during the production phase of a surface mine. When the benefit from the stripping activity is realized in the current period, the stripping costs are accounted for as the cost of inventory. When the benefit is the improved access to ore in future periods, the costs are recognized as a mineral property asset – if improved access to the ore body is probable, the component of the ore body can be accurately identified and the cost associated with improving the access can be reliably measured. If these conditions are not met, the costs are expensed to the consolidated statement of operations as incurred. After initial recognition, the stripping activity asset is depreciated on a systematic basis (unit-of-production method) over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

(iii)	MAJOR MAINTENANCE AND REPAIRS

Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets and overhaul costs. When an asset, or part of an asset that was separately depreciated, is replaced and it is probable that future economic benefits associated with the new asset will flow to the Company through an extended life, the expenditure is capitalized. The unamortized value of the existing asset or part of the existing asset that is being replaced is expensed. Where part of the existing asset was not separately considered as a component, the replacement value is used to estimate the carrying amount of the replaced asset, which is immediately written off. All other day-to-day maintenance costs are expensed as incurred.

(j)	Financial instruments

The Company’s financial instruments include cash and cash equivalents including restricted cash, accounts receivable, trade and other payables, and loans and borrowings.

Financial assets and liabilities are recognized when the Company becomes party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or are assigned and the Company has transferred substantially all risks and rewards of ownership in the asset. Financial liabilities are derecognized when the related obligation is discharged, is cancelled or expires.

Classification of financial instruments in the Company’s financial statements depends on the purpose for which the financial instruments were acquired or incurred. The classification of financial instruments is determined at initial recognition.

Financial assets measured at amortized cost include cash and cash equivalents, restricted cash and accounts receivable. These amounts are initially recorded at fair value less any directly attributable transaction costs. Subsequently, these financial assets are measured at amortized cost using the effective interest rate method, less impairment allowance, if any.

Financial liabilities measured at amortized cost include trade and other payables and loans and borrowings. These amounts are initially recorded at fair value less any directly attributable transaction costs. Subsequently, these financial liabilities are measured at amortized cost using the effective interest rate method.

(k)	Hedging

From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency and interest rate exposure. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature of relationships between the hedging instruments and hedged items, as well as its risk management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged. Gains and losses resulting from any ineffectiveness in a hedging relationship are recognized immediately in net profit or loss.

(l)	Provisions

Provisions represent obligations of the Company for which the amount or timing is uncertain. Provisions are recognized when (a) the Company has a present obligation (legal or constructive) as a result of a past event, (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (c) a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is included in net profit or loss. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the obligation. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in net profit or loss.

Mine rehabilitation and site restoration provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

The obligations generally arise when the asset is installed or the ground/environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related assets. Over time, the discounted liability is increased/decreased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability. Additional disturbances or changes in rehabilitation costs, including remeasurement from changes in the discount rate, are recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

(m)	Foreign currency

Monetary assets and liabilities denominated in foreign currencies are translated to US dollars at exchange rates in effect at the balance sheet date, and non- monetary assets and liabilities are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in net profit or loss.

For certain subsidiaries of the Company where the functional currency is not the US dollar, the assets and liabilities of these subsidiaries are translated at the rate of exchange in effect at the reporting date. Sales and expenses are translated at the rate of exchange in effect at the time of the transactions. Foreign exchange gains and losses are accumulated in other comprehensive income within shareholders’ equity. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign exchange reserve account is reclassified to net profit or loss as part of profit or loss on disposal.

(n)	Income taxes

Income tax expense comprises current and deferred tax and is recognized in net profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or in other comprehensive income.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax expense is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax expense is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is probable that the related tax benefit will not be realized.

Deferred income and mining tax assets and deferred income and mining tax liabilities are offset, if a legally enforceable right exists to offset current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

The Company classifies foreign exchange differences on deferred tax assets or liabilities in jurisdictions where the functional currency is different from the currency used for tax purposes as income tax expense.

(o)	Stock-based payment transactions

STOCK-BASED COMPENSATION

Grants under the Company’s share-based compensation plans are accounted for in accordance with the fair value method of accounting. For stock option plans that will settle through the issuance of equity, the fair value of stock options is determined on their grant date using a Black-Scholes valuation model and recorded as compensation expense over the period that the award vests, with the corresponding credit to contributed surplus. When option awards vest in instalments over the vesting period, each instalment is accounted for as a separate arrangement. Forfeitures are estimated throughout the vesting period based on past experience and future expectations, and adjusted upon actual option vesting. When stock options are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded in share capital.

PERFORMANCE, RESTRICTED AND DEFERRED SHARE UNIT PLANS

The Company awards performance share units (“PSU”) and restricted share units (“RSU”) under the 2016 Performance and Restricted Share Unit Plan (“PRSU Plan”). Awards of RSUs were previously made under the 2010 RSU plan. The Company also awards deferred share units (“DSU”) under the Deferred Share Unit Plan. All share units are full value phantom shares that mirror the value of the Company’s publicly traded common shares. Grants of PSUs and RSUs are made on a discretionary basis to employees of the Company and its subsidiaries subject to Board of Directors’ approval. Grants of PSUs under the PRSU Plan vest at the end of a three-year period at a value ranging from 0% to 200% contingent on performance. Grants of RSUs under the PRSU Plan vest at the end of a three-year period and grants of RSUs under the 2010 RSU plan vest equally over a three- year period. Vesting under both plans is subject to special rules for death, disability and change in control. Grants under the DSU Plan are awarded to non- executive directors of the Company. Each DSU vests immediately on the grant date.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

The expenses related to PSUs, RSUs and DSUs are accrued based on fair value, determined as of the date of grant. This expense is recognized as compensation expense over the vesting period. Until the liability is settled, the fair value of the PSUs, RSUs and DSUs is remeasured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period. For PSUs, the fair value remeasured also incorporates the expected performance vesting factor.

(p)	Employee pension plans

The Company operates various pension plans. The plans are generally funded through payments to insurance companies or trustee- administered funds determined by periodic actuarial calculations. The Company has both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the employer pays fixed contributions into a separate entity or fund in respect of each member of the plan. These contributions are expensed as incurred. Unless otherwise provided in the plan documentation, the employer has no legal or constructive obligation to pay any further contributions. The benefits each member of the plan will receive are based solely on the amount contributed to the member’s account and any income, expenses, gains and losses attributed to the member’s account.

A defined benefit plan is a pension plan that guarantees a defined amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates on high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension obligation.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past service costs are recognized immediately in income.

(q)	Operating leases

Minimum rent payments under operating leases, including any rent-free periods and/or construction allowances, are recognized on a straight-line basis over the term of the lease and included in net profit or loss.

(r)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets other than inventory and deferred taxes are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset is the greater of its fair value less cost of disposal (“FVLCD”) and its value in use. In the absence of a binding sales agreement, fair value is estimated on the basis of values obtained from an active market or from recent transactions or on the basis of the best information available that reflects the amount that the Company could obtain from the disposal of the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets, referred to as a cash generating unit (“CGU”). FVLCD is estimated by using the discounted future after-tax cash flows expected to be derived from the CGU, less an estimated amount for cost to dispose. When discounting estimated future after-tax cash flows, the Company uses an after -tax discount rate which reflects the risks specific to the CGU. Estimated cash flows are based on expected future production, expected selling prices, expected operating costs and expected capital expenditures. Value in use is defined as the present value of future pre-tax cash flows expected to be derived from the use of an asset, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the consolidated statement of income in those expense categories consistent with the function of the impaired asset. Impairment losses recognized in respect of CGUs would be allocated first to reduce goodwill and then to reduce the carrying amounts of the assets in the unit (group of units) on a pro rata basis.

Impairment losses for property, plant and equipment and intangible assets are reversed if there has been a change in the estimates used to determine an asset’s recoverable amount since the last impairment loss was recognized, and it has been determined that the asset is no longer impaired or that impairment has decreased. The reversal is recognized in earnings before income taxes in the period in which the reversal occurred and is limited to the carrying value less any subsequent depreciation that would have been determined had no impairment charge been recognized in prior years.

DOMINION DIAMOND CORPORATION
2017 ANNUAL REPORT

These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

(s)	Basic and diluted earnings per share

Basic earnings per share are calculated by dividing net profit or loss by the weighted average number of shares outstanding during the period. Diluted earnings per share are determined using the treasury stock method to calculate the dilutive effect of options and warrants. The treasury stock method assumes that the exercise of any “in- the-money” options with the option proceeds would be used to purchase common shares at the average market value for the period. Options with an exercise price higher than the average market value for the period are not included in the calculation of diluted earnings per share as such options are not dilutive.

(t)	Non-controlling interest

Non-controlling interest in the Company’s less than wholly owned subsidiaries is classified as a separate component of equity. On initial recognition, non- controlling interests are measured at their proportionate share of the acquisition date fair value of identifiable net assets of the related subsidiary acquired by the Company. Subsequent to the acquisition date, adjustments are made to the carrying amount of non- controlling interests for the non-controlling interests’ share of the changes to the subsidiary’s equity. Adjustments to recognize the non- controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interest having a deficit balance.

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying value of the non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interest in the subsidiary, and the difference between the adjustment to the carrying amount of non- controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to the shareholders of the Company.

(u)	Use of estimates, judgments and assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements, as well as the reported amounts of sales and expenses during the period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is as follows:

a.	SIGNIFICANT JUDGMENTS IN APPLYING ACCOUNTING POLICIES

Recovery of deferred tax assets

Judgment is required in determining whether deferred tax assets are recognized in the consolidated balance sheet. Deferred tax assets, including those arising from unused tax losses, require management to assess the likelihood that the Company will generate taxable earnings in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted income from operations and the application of existing tax laws in each jurisdiction. To the extent that future taxable income differs significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the consolidated balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods.

Commitments and contingencies

The Company has conducted its operations in the ordinary course of business in accordance with its understanding and interpretation of applicable tax legislation in the countries where the Company has operations. The relevant tax authorities could have a different interpretation of those tax laws that could lead to contingencies or additional liabilities for the Company. The Company believes that its tax filing positions as at the balance sheet date are appropriate and supportable. Should the ultimate tax liability materially differ from the provision, the Company’s effective tax rate and its profit or loss could be affected positively or negatively in the period in which the matters are resolved.

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2017 ANNUAL REPORT

Commercial production

Commencement of production is an important “point in time” determination for accounting purposes, and signifies the point in time at which a constructed asset is capable of operating in the manner intended by management. At this point in time, recognition of revenue and expenses from the operation commences for accounting purposes. The date of transition from pre-commercial production to production accounting is based on both qualitative and quantitative measures such as substantial physical project construction, sustained level of mining and sustained levels of processing activity.

b.	SIGNIFICANT ESTIMATES AND ASSUMPTIONS IN APPLYING ACCOUNTING POLICIES

Mineral reserves, mineral properties and exploration costs

The estimation of mineral reserves is a subjective process. The Company estimates its mineral reserves based on information compiled by an appropriately qualified person. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of additional future drilling, testing or production levels and on diamond prices. Changes in reserve estimates may impact the carrying value of exploration and evaluation assets, mineral properties, property, plant and equipment, mine rehabilitation and site restoration provisions, recognition of deferred tax assets, and depreciation charges. Estimates and assumptions about future events and circumstances are also used to determine whether economically viable reserves exist that can lead to commercial development of an ore body.

Estimated mineral reserves are used in determining the depreciation of mine-specific assets. This results in a depreciation charge proportional to the depletion of the anticipated remaining life of mine production. A unit-of-production depreciation method is applied and, depending on the asset, is based on carats of diamonds recovered during the period relative to the estimated proven and probable reserves of the ore deposit being mined or to the total ore deposit. Changes in estimates are accounted for prospectively.

Impairment of long- lived assets

The Company assesses each cash-generating unit (“CGU”) at least annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value of an asset less costs of disposal and its value in use.

These assessments require the use of estimates and assumptions. Expected rough diamond production levels, which comprise proven and probable reserves and an estimate of the recoverable amount of resources, are used to estimate expected future cash flows. Expected future rough diamond prices are estimated based on realized prices for rough diamonds sold during the Company’s most recent sale, geological data regarding the quality of rough diamonds in reserves and resources, and expected future levels of worldwide diamond production. Future operating and capital costs, including labour and fuel costs, are based on the most recently approved life of mine plan, which is reviewed and approved annually by senior management and the Board of Directors. The assessment also requires estimates and assumptions related to foreign exchange rates and discount rates, which are determined based on prevailing market conditions at the date of the assessment. Where applicable, assumptions are aligned with the Company’s most recent economic analysis of mineral reserves and resources. Financial results as determined by actual events could differ from those estimated, and changes in these estimates that decrease the estimated recoverable amount of the CGU could affect the carrying amounts of assets and result in an impairment charge.

Inventories

The measurement of inventory, including the determination of its net realizable value, involves the use of estimates. The significant sources of estimation uncertainty include diamond prices, production grade and expenditure, and determining the remaining costs of completion to bring inventory into its saleable form. The Company uses historical data on prices achieved, grade and expenditure in forming its assessment.

Mine rehabilitation and site restoration provision

Provision for the cost of site closure and reclamation is recognized at the time that the environmental disturbance occurs. When the extent of disturbance increases over the life of the operation, the provision is increased accordingly. Costs included in the provision encompass all restoration and rehabilitation activities expected to occur progressively over the life of the operation and at the time of closure. Routine operating costs that may impact the ultimate restoration and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation that is probable and capable of reliable estimation.

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2017 ANNUAL REPORT

The site closure and reclamation provision is measured at the expected value of future cash flows and is discounted to its present value. Significant judgments and estimates are involved in forming expectations of future site closure and reclamation activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements. The Ekati Diamond Mine rehabilitation and site restoration provision is prepared by management at the Ekati Diamond Mine.

The Diavik Diamond Mine rehabilitation and site restoration provisions have been provided by management of the Diavik Diamond Mine and are based on internal estimates. Assumptions, based on the current economic environment, have been made which DDMI management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly by management of the Diavik Diamond Mine to take into account any material changes to the assumptions. However, actual rehabilitation costs will ultimately depend upon future costs for the necessary decommissioning work required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the Diavik Diamond Mine ceases to produce at economically viable rates. This, in turn, will depend upon a number of factors including future diamond prices, which are inherently uncertain.

Pension benefits

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of the pension obligation.

The Company determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Company considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension obligation.

Other key assumptions for pension obligations are based in part on current market conditions. For additional information, refer to note 11 of these consolidated financial statements.

(v)	New accounting standards adopted during the period

Effective February 1, 2016, the Company has early adopted the requirements of IFRS 9, Financial Instruments (2014) (“IFRS 9”). This standard replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), relating to the classification and measurement of financial assets. Under IFRS 9, a financial asset is classified based on how an entity manages its financial assets and the contractual cash flow characteristics of the financial asset. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9.

IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the Company’s financial statements.

IFRS 9 changes the requirements for hedge effectiveness and consequently for the application of hedge accounting. The IAS 39 effectiveness test is replaced with a requirement for an economic relationship between the hedged item and hedging instrument, and for the ‘‘hedged ratio” to be the same as that used by the entity for risk management purposes. Certain restrictions that prevented some hedging strategies and hedging instruments from qualifying for hedge accounting were also removed under IFRS 9. Generally, the mechanics of hedge accounting remain unchanged.

Cash and cash equivalents were previously designated at fair value through profit or loss under IAS 39. Upon adoption of IFRS 9, the Company has classified cash and cash equivalents including restricted cash as measured at amortized cost using the effective interest rate method. There was no change to the classification of accounts receivable, trade and other payables, and loans and borrowings as a result of the adoption of IFRS 9.

The accounting policy for financial instruments has been adopted retrospectively as a result of the early adoption of IFRS 9. The change did not result in a change in carrying value of any financial instruments on the effective date of February 1, 2016.

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(w)	New accounting standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the consolidated financial statements are listed below. The listing is of standards and interpretations issued that the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 2 – SHARE-BASED PAYMENTS

In June 2016, the IASB issued final amendments to IFRS 2, Share-Based Payments (“IFRS 2”). The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018. The amendments to IFRS 2 clarify the classification and measurement of share-based payment transactions. These amendments deal with variations in the final settlement arrangements including: (a) accounting for cash-settled share-based payment transactions that include a performance condition, (b) classification of share-based payment transactions with net settlement features, and (c) accounting for modifications of share-based payment transactions from cash-settled to equity. The Company is currently evaluating the impact that the amendments to the standard are expected to have on its consolidated financial statements and does not expect the amendments to have a material impact on the consolidated financial statements.

IFRS 15 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning February 1, 2018. The extent of the impact of the adoption of IFRS 15 has not yet been determined. The Company is on track for implementation of this standard by the effective date and will provide updates to this assessment in subsequent consolidated financial statements.

IFRS 16 – LEASES

In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which replaces IAS 17, Leases, and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a services contract on the basis of whether the customer controls the assets being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance-sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that have also adopted IFRS 15. The Company has entered into operating leases for rental of fuel tanks and office premises, which are being assessed under IFRS 16. The Company is on track for implementation of this standard by the effective date and will provide updates to this assessment in subsequent consolidated financial statements.

Note 4:
Cash and Cash Equivalents and Restricted Cash

	2017	2016
Cash and cash equivalents	$136,168	$320,038
Restricted cash	65,742	63,312
Total cash resources	$201,910	$383,350

During the third quarter of fiscal 2016, the Company reached an agreement with the operator of the Diavik Joint Venture whereby DDDLP is required to post its proportionate share of the security deposit used to secure the reclamation obligation for the Diavik Diamond Mine. As at January 31, 2017, the Company has outstanding letters of credit in the amount of CDN $60 million to the Government of the Northwest Territories (“GNWT”) as security for the reclamation obligations for the Diavik Diamond Mine.

During the third quarter of fiscal 2016, the GNWT also completed its review of the Ekati Diamond Mine security held under the environmental agreement and concluded there was duplication between security required under the Water Licence and security held by the GNWT. The security was reduced by CDN $23 million and that amount was returned to the Company. As at January 31, 2017, the Company has outstanding letters of credit in the amount of CDN $25 million to the GNWT and other regulating bodies as security for the reclamation obligation for the Ekati Diamond Mine. In February 2017, CDN $20 million of letters of credit were cancelled with the corresponding amount of restricted cash released. The security was replaced by additional CDN $20 million of surety bonds posted with the GNWT.

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Note 5:
Accounts Receivable

	2017	2016
Trade receivables	$1,624	$760
Sales tax credits	2,127	5,553
Receivable from minority shareholder	8,148	–
Other	2,047	5,215
Total accounts receivable	$13,946	$11,528

The Company’s exposure to credit risk is disclosed in note 23. Total receivables are collectable within the next 12 months. The receivable from minority shareholder relates to cash calls owing and is interest bearing.

Note 6:
Inventory and Supplies

	2017	2016
Stockpile ore	$52,849	$7,030
Rough diamonds – work in progress	36,307	119,165
Rough diamonds – finished goods (available for sale)	181,514	94,631
Supplies inventory	141,557	195,320
Total inventory and supplies	$412,227	$416,146

Total supplies inventory is net of a write-down for obsolescence of $7.1 million at January 31, 2017 ($7.5 million at January 31, 2016). For the year ended January 31, 2017, the cost of inventories recognized as an expense and included in cost of sales was $512.0 million (2016 – $645.1 million).

Cost of sales for the year ended January 31, 2017 includes a $26.0 million (2016 – $19.8 million) write-down in the Ekati segment to bring available-for-sale inventories to their net realizable value.

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Note 7:
Property, Plant and Equipment

				Real
		Equipment	Furniture,	property –	Assets
	Mineral	and	equipment	land and	under
	properties(a),(e)	leaseholds(b)	and other(c)	building(d)	construction	Total
COST
Balance at February 1, 2016	$627,114	$1,491,181	$12,052	$237,737	$86,091	$2,454,175
Additions	82,390	110,132	517	10,266	90,935	294,240
Disposals	–	(2,346)	(2,198)	(29,440)	–	(33,984)
Foreign exchange differences	4,627	–	–	1,658	–	6,285
Pre-production revenue	(25,100)	–	–	–	–	(25,100)
Transfers and other movements	–	2,383	(2,383)	–	–	–
Balance at January 31, 2017	$689,031	$1,601,350	$7,988	$220,221	$177,026	$2,695,616
ACCUMULATED DEPRECIATION/AMORTIZATION
Balance at February 1, 2016	$239,584	$794,864	$9,440	$105,144	$–	$1,149,032
Depreciation and amortization for the year	90,080	155,087	1,608	18,669	–	265,444
Disposals	–	(1,888)	(2,458)	(10,568)	–	(14,914)
Foreign exchange differences	–	–	–	470	–	470
Transfers and other movements	–	1,748	(1,748)	–	–	–
Balance at January 31, 2017	$329,664	$949,811	$6,842	$113,715	$–	$1,400,032
Net book value at January 31, 2017	$359,367	$651,539	$1,146	$106,506	$177,026	$1,295,584

				Real
		Equipment	Furniture,	property –	Assets
	Mineral	and	equipment	land and	under
	properties(a),(e)	leaseholds(b)	and other(c)	building(d)	construction	Total
COST
Balance at February 1, 2015	$484,569	$1,445,478	$12,041	$237,905	$68,598	$2,248,591
Additions	190,010	49,851	731	2,711	17,493	260,796
Disposals	–	(4,148)	(847)	(561)	–	(5,556)
Foreign exchange differences	(39,797)	–	127	(2,318)	–	(41,988)
Pre-production revenue	(7,668)	–	–	–	–	(7,668)
Balance at January 31, 2016	$627,114	$1,491,181	$12,052	$237,737	$86,091	$2,454,175
ACCUMULATED DEPRECIATION/AMORTIZATION
Balance at February 1, 2015	$225,158	$628,804	$8,721	$68,670	$–	$931,353
Depreciation and amortization for the year	14,426	167,798	853	37,725	–	220,802
Disposals	–	(1,738)	–	(561)	–	(2,299)
Foreign exchange differences	–	–	(134)	(690)	–	(824)
Balance at January 31, 2016	$239,584	$794,864	$9,440	$105,144	$–	$1,149,032
Net book value at January 31, 2016	$387,530	$696,317	$2,612	$132,593	$86,091	$1,305,143

(a)	Mineral properties represent the Company’s ownership share of mineral claims, which contains commercially mineable diamond reserves, development costs and stripping activities .
(b)	Equipment and leaseholds are project related assets at the Diavik Joint Venture and Ekati Diamond Mine.
(c)	Furniture, equipment and other includes equipment located at the Company’s diamond sorting facility.
(d)	Real property includes land and a building that houses the corporate activities of the Company, and various betterments to the corporate offices.
(e)	Both the Diavik Joint Venture and the Ekati Diamond Mine have obligations under various agreements (note 13) to reclaim and restore the lands disturbed by its mining operations.

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The Company has expensed $7.1 million in exploration expenditures in the current year (2016 – $7.0 million).

As at January 31, 2017, there were no exploration and evaluation (“E&E”) assets included in mineral properties. During the year ended January 31, 2017, the Company transferred $54.6 million of E&E assets to capitalized development (2016 – $nil).

Note 8:
Diavik Joint Venture and Ekati Diamond Mine

DIAVIK JOINT VENTURE

The following represents DDDLP’s 40% interest in the net assets and operations of the Diavik Joint Venture as at December 31, 2016 and December 31, 2015:

	2016	2015
Current assets	$66,820	$89,433
Non-current assets	498,518	513,413
Current liabilities	(27,146)	(35,153)
Non-current liabilities and participant’s account	(538,192)	(567,693)

	2016	2015
Expenses net of interest income(i)	$176,228	$180,219
Cash flows used in operating activities(i)	(118,085)	(121,652)
Cash flows provided by financing activities	160,740	164,395
Cash flows used in investing activities	(42,507)	(42,662)

(i)	The Joint Venture earns interest income only as diamond production is distributed to participants.

DDDLP is contingently liable for DDMI’s portion of the liabilities of the Diavik Joint Venture, and to the extent DDDLP’s participating interest could increase because of the failure of DDMI to make a cash contribution when required, DDDLP would have access to an increased portion of the assets of the Diavik Joint Venture to settle these liabilities. Additional information on commitments and guarantees related to the Diavik Joint Venture is found in note 21.

EKATI DIAMOND MINE

The following represents a 100% interest in the net assets and operations of the Ekati Diamond Mine as at January 31, 2017 and January 31, 2016:

	2017	2016
Current assets	$383,945	$384,099
Non-current assets	774,431	666,931
Current liabilities	(204,123)	(159,742)
Non-current liabilities and participant’s account	(954,253)	(891,288)

	2017	2016
Revenue	$309,778	$476,069
Expenses	(441,779)	(524,788)
Net loss	(132,001)	(48,719)
Cash flows provided by operating activities	34,539	218,624
Cash flows provided by (used in) financing activities	134,487	(184,856)
Cash flows used in investing activities	(225,075)	(64,438)

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Note 9:
Other Non-Current Assets

	2017	2016
Prepaid assets	$768	$768
Goodwill	1,188	1,188
Sample diamonds	16,224	16,343
Other assets	3,182	3,537
Security deposits	–	916
	$21,362	$22,752

Note 10:
Trade and Other Payables

	2017	2016
Trade and other payables	$69,890	$71,428
Accrued expenses	38,976	43,161
	$108,866	$114,589

Note 11:
Employee Benefit Plans

The employee benefit obligation reflected in the consolidated balance sheet is as follows:

	2017	2016
Defined benefit plan obligation – Ekati Diamond Mine (a)	$14,160	$12,557
Defined contribution plan obligation – Ekati Diamond Mine (b)	410	222
Defined contribution plan obligation – Dominion Diamond Corporation	91	47
Post-retirement benefit plan – Diavik Diamond Mine (c)	705	807
PSU, RSU and DSU Plans (d)	1,737	3,828
Total employee benefit plan obligation	$17,103	$17,461

	2017	2016
Non-current	$15,911	$14,319
Current	1,192	3,142
Total employee benefit plan obligation	$17,103	$17,461

(a)	Defined benefit pension plan

DDEC sponsors a non-contributory defined benefit registered pension plan covering employees in Canada who were employed by BHP Billiton Canada Inc. and employed in its diamond business prior to June 30, 2004. As a result of the acquisition of the Ekati Diamond Mine, the plan was assigned to DDEC and renamed the Dominion Diamond Ekati Corporation Defined Benefit Pension Plan. Pension benefits are based on the length of service and highest average covered earnings. Any benefits in excess of the maximum pension limit for registered pension plans under the Income Tax Act accrue for the employee, via an unfunded supplementary retirement plan. New employees could not become members of this defined benefit pension arrangement after June 30, 2004.

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(i) NET BENEFIT OBLIGATION

	January 31,	January 31,
	2017	2016
Accrued benefit obligation	$81,503	$69,712
Plan assets	67,037	57,155
Funded status – plan deficit	$14,466	$12,557

As at the last valuation date, on January 31, 2017, the present value of the defined benefit obligation comprised approximately $69.7 million relating to active employees, $5.9 million relating to deferred members and $6.4 million relating to retired members.

	2017	2016
Defined benefit obligation as at February 1, 2016 and 2015	$69,459	$77,213
Service cost	3,930	4,376
Interest expense	2,542	2,469
Benefit payments	(6,545)	(5,726)
Remeasurements	6,834	(1,750)
Effect of changes in foreign exchange rates	5,283	(6,870)
Defined benefit obligation as at January 31, 2017 and 2016	$81,503	$69,712

(ii) PLAN ASSETS

	2017	2016
Plan assets as at February 1, 2016 and 2015	$57,133	$66,123
Interest income	2,173	2,175
Total employer contributions	5,757	5,252
Benefit payments	(6,545)	(5,726)
Taxes paid from plan assets	(23)	(14)
Return on plan assets, excluding imputed interest income	4,198	(4,572)
Effect of changes in foreign exchange rates	4,344	(6,083)
Plan assets as at January 31, 2017 and 2016	$67,037	$57,155

The amounts recognized in the statement of income (loss) are as follows:

	2017	2016
Current service costs	$4,102	$4,376
Interest costs	375	294
Taxes paid from plan assets	23	14
Total included in cost of sales	$4,500	$4,684

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The actuarial losses (gains) recognized in other comprehensive income (loss), net of taxes, for defined benefit plans were as follows:

	2017	2016
Return on plan assets, excluding imputed interest income	$4,198	$(4,572)
Actuarial loss from change in demographic assumptions	(7,786)	(471)
Actuarial gain from change in financial assumptions	3,093	1,520
Actuarial (loss) gain from experience adjustments	(2,153)	839
Total net actuarial loss recognized in other comprehensive income (loss) before income taxes	$(2,648)	$(2,684)
Income tax recovery on actuarial gains (losses)	853	868
Total actuarial losses, net of income taxes	$(1,795)	$(1,816)

The asset allocation of pension assets at January 31, 2017 and 2016 was as follows:

	January 31, 2017	January 31, 2016
ASSET CATEGORY
Cash equivalents	2%	1%
Equity securities	25%	25%
Fixed income securities	73%	74%
Total	100%	100%

(iii) SIGNIFICANT ASSUMPTIONS USED FOR THE PLAN

	January 31, 2017	January 31, 2016
ACCRUED BENEFIT OBLIGATION
Discount rate	3.80%	3.60%
Rate of salary increase	2.00%	2.00%
Rate of price inflation	2.00%	2.00%
Mortality table	CPM2014Priv with CPM-B	CPM2014Priv with CPM-B
BENEFIT COSTS FOR THE YEAR
Discount rate	3.60%	3.40%
Expected rate of salary increase	2.00%	2.50%
Rate of compensation increase	2.00%	2.00%

The weighted average duration of the defined benefit obligation is 12 years. The undiscounted liability of the defined benefit plans can be broken into the following durations:

Total
Defined benefit schedule for disbursements within 1 year	$5,231
Defined benefit schedule for disbursements within 2–5 years	22,136
Defined benefit schedule for disbursements after five or more years	29,905

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The sensitivity of the gross accrued benefit obligation to changes in the weighted principal assumption is:

	Changes in	Decrease in	Increase in
Impact on defined benefit obligation	assumption	assumption	assumption
Discount rate	0.50%	$86,548	$76,957
Salary growth rate	0.25%	80,127	82,918
Mortality table	1 year	82,249	80,731

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

(iv) RISK ANALYSIS

Through its defined benefit pension plan, the Company is exposed to a number of risks, the most significant of which are detailed below:

Asset volatility

The plan liabilities are calculated using a discount rate set with references to corporate bond yields; if the plan underperforms the yields, this will create a deficit.

Changes in bond yields

A decrease in corporate bond yields will increase plan liabilities, although this would likely be partially offset by an increase in the value of the plan’s bond holdings.

Inflation risk

Most of the plan’s obligations are linked to inflation and higher inflation will lead to higher liabilities (although, in most cases, caps on the level of inflationary increases are in place to protect the plan against extreme inflation). The majority of the plan’s assets are either unaffected by (fixed interest bonds) or loosely correlated with (equities) inflation, meaning that an increase in inflation will also increase the deficit.

Life expectancy

The majority of the plan’s obligations are to provide benefits for the life of the member and the member’s spouse, so increases in life expectancy will result in an increase in the plan’s liabilities.

Salary risk

The present value of the defined benefit obligation was calculated by reference to the future salaries of plan participants. An increase in the salary of the plan’s participants will increase the plan’s liability.

(v) FUNDING POLICY

The Company funds the plan in accordance with the requirements of the Pension Benefits Standards Act, 1985 and the Pension Benefits Standards Regulations and the actuarial professional standards with respect to funding such plans. Funding deficits are amortized as permitted under the Regulations. In the Company’s view, this level of funding is adequate to meet current and future funding needs in light of projected economic and demographic conditions. The Company may in its absolute discretion fund in excess of the legislated minimum from time to time, but no more than the maximum contribution permitted under the Income Tax Act.

The expected contribution to the plan for fiscal year 2018 is $4.7 million.

(b)	Defined contribution plan

The Company sponsors a defined contribution plan for Canadian employees who are not employed by DDEC whereby the employer contributes a maximum of 6% of the employee’s salary to the maximum contribution limit under Canada’s Income Tax Act. The total defined contribution plan liability at January 31, 2017 was $0.1 million ($0.1 million at January 31, 2016).

DDEC sponsors a defined contribution plan for its employees who are not members of the defined benefit pension plan referred to in note 11(a) above. The employer contributes 8% of earnings up to 2.5 times the Year’s Maximum Pensionable Earnings (“YMPE”, as defined under the Canada Pension Plan), and 12% of earnings above 2.5 times YMPE. The employer also matches additional contributions made by an employee up to 3% of earnings. Employer contributions in excess of the maximum contribution limit for defined contribution plans under Canada’s Income Tax Act are credited by the employer to a notional (unfunded) supplementary retirement plan. The defined contribution plan liability at January 31, 2017 was $0.4 million (2016 – $0.2 million). (Supplemental plan liability has been included in the accrued benefit obligation disclosed in note 11(a) above.)

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(c)	Post-retirement benefit plan

The Diavik Joint Venture sponsors a defined contribution plan whereby the employer contributes 6% of the employee’s salary.

The Diavik Joint Venture provides non- pension post-retirement benefits to retired employees. The post-retirement benefit plan liability was $0.7 million at January 31, 2017 ($0.8 million at January 31, 2016).

(d)	Performance Share Units (“PSU”), Restricted Share Units (“RSU”) and Deferred Share Units (“DSU”) Plans

Grants under the PSU and RSU Plans are on a discretionary basis to employees of the Company and its subsidiaries subject to Board of Directors’ approval. Grants of PSUs under the PRSU Plan vest at the end of a three- year period at a value ranging from 0% to 200% contingent on performance. Grants of RSUs under the PRSU Plan vest at the end of a three-year period and grants of RSUs under the 2010 RSU plan vest equally over a three-year period. The vesting of grants of PSUs and RSUs is subject to special rules for a change in control, death and disability. The Company shall pay out cash on the respective vesting dates of PSUs and RSUs and on the redemption dates of DSUs.

Grants under the DSU Plan are awarded to non-executive directors of the Company. Each DSU grant vests immediately on the grant date.

The expenses related to PSUs, RSUs and DSUs are accrued based on fair value, determined as of the date of grant. This expense is recognized as compensation expense over the vesting period. Until the liability is settled, the fair value of the PSUs, RSUs and DSUs is remeasured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period. For PSUs, the fair value remeasurement also incorporates the expected performance vesting factor.

Note 12:
Income Taxes

The deferred income tax asset of the Company is $11.4 million. The deferred income tax liability of the Company is $155.4 million. The Company’s deferred income tax asset and liability accounts are revalued to take into consideration the change in the Canadian dollar compared to the US dollar and the unrealized foreign exchange gain or loss is recorded as part of deferred tax expense or recovery for each year.

(a)	The income tax provision consists of the following:

	2017	2016
CURRENT TAX EXPENSE
Current period	$32,697	$50,410
Adjustment for prior periods	–	(2,944)
Total current tax expense	32,697	47,466
DEFERRED TAX EXPENSE (RECOVERY)
Origination and reversal of temporary differences	(61,045)	(20,208)
Change in unrecognized deductible temporary differences	555	(5)
Current year losses for which no deferred tax asset was recognized	(133)	(8)
Total deferred tax recovery	(60,623)	(20,221)
Total income tax (recovery) expense	$(27,926)	$27,245

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(b)	The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at January 31, 2017 and 2016 are as follows:

	2017	2016
DEFERRED INCOME TAX ASSETS
Net operating loss carryforwards	$12,862	$6,737
Property, plant and equipment	1,154	258
Future site restoration costs	108,574	112,456
Deferred mineral property costs	10,842	8,628
Other deferred income tax assets	36,504	28,792
	169,936	156,871
Reclassification to deferred income tax liabilities	(158,574)	(152,544)
Deferred income tax assets	11,362	4,327
DEFERRED INCOME TAX LIABILITIES
Deferred mineral property costs	(103,969)	(115,888)
Property, plant and equipment	(183,634)	(225,425)
Other deferred income tax liabilities	(26,351)	(21,057)
	(313,954)	(362,370)
Reclassification from deferred income tax assets	158,574	152,544
Deferred income tax liabilities	(155,380)	(209,826)
Deferred income tax liabilities, net	$(144,018)	$(205,499)

Movement in net deferred tax liabilities:

	2017	2016
Balance at the beginning of the year	$(205,499)	$(226,487)
Recognized in income	60,623	20,221
Recognized in other comprehensive income	853	868
Other	5	(101)
Balance at the end of the year	$(144,018)	$(205,499)

(c)	Unrecognized deferred tax assets and liabilities:

Deferred tax assets have not been recognized in respect of the following items:

	2017	2016
Tax losses	$405	$456
Deductible temporary differences	561	–
	966	456

The tax losses not recognized expire as per the amount and years noted below. Deferred tax assets have not been recognized in respect of the above tax losses because management has determined it is not probable that future taxable income will be available against which the Company can utilize the benefits therefrom.

The following table summarizes the Company’s non-capital losses as at January 31, 2017 that may be applied against future taxable profit:

Jurisdiction	Type	Amount	Expiry date
Luxembourg	Net operating losses	$1,387	No expiry

The taxable temporary differences associated with investments in subsidiaries and joint ventures, for which a deferred tax liability has not been provided, aggregate to $124.0 million (2016 – $306.8 million).

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(d)

The difference between the amount of the reported consolidated income tax provision and the amount computed by multiplying profit (loss) before income taxes by the statutory tax rate of 26.5% (2016 – 26.5%) is a result of the following:

	2017	2016
Expected income tax recovery	$(10,781)	$(3,061)
Non-deductible (non- taxable) items	(4,430)	1,771
Impact of foreign exchange	(14,386)	26,078
Northwest Territories mining royalty (net of income tax relief)	(1,303)	7,482
Impact of changes in future income tax rates	–	5
Earnings subject to tax different than statutory rate	(454)	674
Assessments and adjustments	97	(4,374)
Current year losses for which no deferred tax asset was recognized	(133)	(8)
Tax effect on income (loss) allocated to non-controlling interest	3,220	(520)
Change in unrecognized temporary differences	555	(5)
Other	(311)	(797)
Recorded income tax (recovery) expense	$(27,926)	$27,245

(e)

The Company has net operating loss carryforwards for Canadian income tax purposes of approximately $46.6 million that are scheduled to expire between 2035 and 2038, and $1.4 million for other foreign jurisdictions’ tax purposes with no expiry.

Note 13:
Provisions

FUTURE SITE RESTORATION COSTS

	2017	2016
Diavik Diamond Mine (a)
Balance at February 1, 2016 and 2015	$68,213	$77,629
Revisions of previous estimates	(4,751)	(10,601)
Accretion of provision	1,323	1,185
Total Diavik Diamond Mine site restoration costs	64,785	68,213
Ekati Diamond Mine (b)
Balance at February 1, 2016 and 2015	276,445	291,568
Revisions of previous estimates	(17,883)	(19,542)
Accretion of provision	5,009	4,439
Restoration cost incurred	–	(20)
Total Ekati Diamond Mine site restoration costs	263,571	276,445
Total site restoration costs	$328,356	$344,658

The Company has an obligation under various agreements to reclaim and restore the lands disturbed by its mining operations.

(a)	Diavik Diamond Mine

The Company’s share of the total undiscounted amount of the future cash flows that will be required to settle the obligation incurred at January 31, 2017 is estimated to be CDN $103 million (2016 – CDN $112 million) and is expected to be incurred between 2019 and 2034. The expenditures are discounted using a discount rate of 2.02% (2016 – 1.77%) . The revision of previous estimates in fiscal 2016 and 2017 is based on revised expectations of reclamation activity costs, changes in estimated reclamation timelines and fluctuations in foreign exchange rates. The Diavik Joint Venture is required to provide security for future site closure and reclamation costs for the Diavik Diamond Mine’s operations and for various permits and licences. The Company has fulfilled such obligations for the security deposits by posting letters of credit in the amount of CDN $60 million with the GNWT supported by restricted cash to reclaim Diavik Diamond Mine.

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(b)	Ekati Diamond Mine

The undiscounted estimated expenditures required to settle the obligation total approximately CDN $525 million (2016 – CDN $412 million) and are expected to be incurred between 2033 and 2055 (2016 – between 2019 and 2054). The expenditures are discounted using a discount rate of 2.41% (2016 – 1.63%) . The revision of previous estimates in fiscal 2016 and 2017 is based on revised expectations of reclamation activity costs, changes in estimated reclamation timelines and fluctuations in foreign exchange rates. The Company is required to provide security for future site closure and reclamation costs for the Ekati Diamond Mine’s operations and for various permits and licences. As at January 31, 2017, the Company posted surety bonds in the aggregate amount of CDN $253 million and letters of credit supported by restricted cash of CDN $25 million with the GNWT to secure the obligations under its Water Licence to reclaim the Ekati Diamond Mine.

The Company has provided a guarantee of CDN $20 million to the Government of Canada for other obligations under the environmental agreement.

Note 14:
Dividends

On April 13, 2016, the Company’s Board of Directors declared a dividend of $0.20 per share which was the final dividend for fiscal 2016, was payable to shareholders of record at the close of business on May 17, 2016, and was paid on June 2, 2016. This dividend was an eligible dividend for Canadian income tax purposes.

On September 8, 2016, the Board of Directors declared an interim dividend of $0.20 per share that was paid in full on November 3, 2016, to shareholders of record at the close of business on October 11, 2016. This represents the first portion of the expected $0.40 per share annual dividend (to be paid semi-annually) for fiscal 2017, consistent with the Board of Directors’ previously stated dividend policy. The dividend was an eligible dividend for Canadian income tax purposes. The final dividend for fiscal 2017 is expected to be paid on June 5, 2017. Refer to note 28 for more details.

Note 15:
Share Capital

(a)	Authorized

Unlimited common shares without par value.

(b)	Issued

	Number of shares	Amount
Balance, January 31, 2015	85,134,479	$508,573
SHARES ISSUED FOR:
Exercise of share-based payments	156,500	933
Balance, January 31, 2016	85,290,979	$509,506
SHARES ISSUED FOR:
Exercise of share-based payments	45,000	178
Share repurchase	(3,359,528)	(31,158)
Balance, January 31, 2017	81,976,451	$478,526

(c)	Stock options

Under the Employee Stock Option Plan, amended and approved by the shareholders on June 4, 2008, the Company may grant options for up to 6,000,000 shares of common stock. Options may be granted to any director, officer, employee or consultant of the Company or any of its affiliates. Options granted to directors vest immediately and options granted to officers, employees or consultants vest over three to four years. The maximum term of an option is ten years. The number of shares reserved for issuance to any one optionee pursuant to options cannot exceed 2% of the issued and outstanding common shares of the Company at the date of grant of such options.

The exercise price of each option cannot be less than the fair market value of the shares on the last trading day preceding the date of grant.

The Company’s shares are primarily traded on a Canadian dollar based exchange and, accordingly, stock option information is presented in Canadian dollars, with conversion to US dollars at the average exchange rate for the year.

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Compensation expense for stock options was $1.3 million for fiscal 2017 (2016 – $1.6 million) and is presented as a component of both cost of sales and selling, general and administrative expenses. The amount credited to share capital for the exercise of the options is the sum of (a) the cash proceeds received and (b) the amount debited to contributed surplus upon exercise of stock options by optionees (2017 – $0.2 million; 2016 – $0.2 million).

Changes in share options outstanding are as follows:

	2017			2016
			Weighted average			Weighted average
	Options		exercise price	Options		exercise price
	000s	CDN$	US$	000s	CDN$	US$
Outstanding, beginning of year	2,854	12.49	12.02	2,695	10.91	10.51
Granted	262	12.32	9.45	305	22.37	17.75
Forfeited	(40)	22.37	17.16	–	–	–
Exercised	(45)	3.78	2.86	(146)	3.78	3.02
Expired	(350)	16.70	12.70	–	–	–
Outstanding, end of year	2,681	11.92	9.14	2,854	12.49	12.02

For the year ended January 31, 2017, the weighted average share price at the date of exercise was CDN $14.57.

The following summarizes information about stock options outstanding at January 31, 2017:

	Options outstanding			Options exercisable
		Weighted
		average
		remaining	Weighted		Weighted
	Number	contractual	average	Number	average
Range of exercise prices	outstanding	life in years	exercise price	exercisable	exercise price
CDN$	000s		CDN$	000s	CDN$
3.78	666	2.2	$3.78	666	$3.78
11.30–14.75	1,696	4.1	13.35	1,354	13.52
16.28–22.37	319	8.4	21.38	106	21.34
	2,681		$11.92	2,126	$10.86

(d)	Stock-based compensation

The Company applies the fair value method to all grants of stock options.

The fair value of options granted during the years ended January 31, 2017 and January 31, 2016 was estimated using a Black-Scholes option pricing model with the following weighted average assumptions:

	2017	2016
Risk-free interest rate	1.03%	0.91%
Dividend yield	2.00%	1.79%
Volatility factor	42.00%	41.80%
Expected life of the options	6.5 years	6.0 years
Average fair value per option, CDN	$4.21	$7.53
Average fair value per option, US	$3.23	$5.98

Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

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(e)	PSU, RSU and DSU Plans

PSU	Number of units
Balance, January 31, 2016	–
Awards and payouts during the year (net)
PSU awards(a)	207,761
PSU payouts	–
Balance, January 31, 2017	207,761

RSU	Number of units
Balance, January 31, 2015	595,931
Awards and payouts during the year (net)
RSU awards	286,830
RSU payouts	(375,769)
Balance, January 31, 2016	506,992
Awards and payouts during the year (net)
RSU awards(a)	257,043
RSU payouts	(199,095)
Balance, January 31, 2017	564,940

DSU	Number of units
Balance, January 31, 2015	94,045
Awards and payouts during the year (net)
DSU awards	19,039
DSU payouts	–
Balance, January 31, 2016	113,084
Awards and payouts during the year (net)
DSU awards(a)	38,370
DSU payouts	(73,147)
Balance, January 31, 2017	78,307

(a)	PSU, RSU and DSU awards include dividends reinvested during the year.

During fiscal 2017, the Company granted 207,761 PSUs and 257,043 RSUs (net of forfeitures) under an employee compensation program and 38,370 DSUs under a director incentive compensation program. Each included dividends reinvested during the year. The PSU, RSU and DSU Plans are full value phantom shares that mirror the value of the Company`s publicly traded common shares.

Grants under the PSU and RSU Plans are on a discretionary basis to employees of the Company and its subsidiaries subject to Board of Directors’ approval. Grants of PSUs under the PRSU Plan vest at the end of a three-year period at a value ranging from 0% to 200% contingent on performance. Grants of RSUs under the PRSU Plan vest at the end of a three-year period and grants of RSUs under the 2010 RSU plan vest equally over a three-year period. The vesting of grants of PSUs and RSUs is subject to special rules for a change in control, death and disability. The Company shall pay out cash on the respective vesting dates of PSUs and RSUs and on the redemption dates of DSUs.

Grants under the DSU Plan are awarded to non-executive directors of the Company. Each DSU grant vests immediately on the grant date.

The expenses related to PSUs, RSUs and DSUs are accrued based on fair value, determined as of the date of grant. This expense is recognized as compensation expense over the vesting period. Until the liability is settled, the fair value of the PSUs, RSUs and DSUs is remeasured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period. For PSUs, the fair value remeasurement also incorporates the expected performance vesting factor.

The Company recognized an expense of $1.8 million for the year ended January 31, 2017 (2016 – $3.9 million). The total carrying amount of liabilities for cash-settled share-based payment arrangements is $1.7 million (2016 – $3.8 million). The amounts for obligations and expense (recovery) for cash-settled share-based payment arrangements have been grouped with Employee Benefit Plans in note 11 for presentation purposes.

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Note 16:
Expenses by Nature

The operating profit including cost of sales, selling, general and administrative expenses and mine standby costs as reported in the consolidated statement of loss, has been grouped by nature of expenses as follows:

	2017	2016
Raw materials, consumables and spare parts	$151,248	$187,221
Salaries and employee benefits	162,699	157,438
Contractors and engineering services	42,076	86,511
Royalties	8,469	16,674
Operating lease	6,882	5,724
Research and development	2,227	2,299
Property tax and insurance costs	2,396	19,888
Depreciation and amortization	210,103	207,719
Other	41,366	29,108
	$627,466	$712,582

Note 17:
Earnings (loss) per Share

The following table presents the calculation of diluted loss per common share:

	2017	2016
NUMERATOR
Net income (loss) for the year attributable to shareholders	$190 $	(33,956)
DENOMINATOR (000s SHARES)
Weighted average number of common shares outstanding	84,472	85,240
Dilutive effect of employee stock options (a)	612	–
	85,084	85,240

(a)	A total of 2.9 million options were excluded from the dilution calculation in fiscal 2016 as they are anti-dilutive.

Note 18:
Loans and Borrowings

	2017	2016
Credit facilities (a)	$–	$–
First mortgage on real property (b)	–	2,104
Promissory note (c)	10,556	31,667
Total loans and borrowings	10,556	33,771
Less current portion	(10,556)	(21,849)
	$–	$11,922

(a)	Credit facilities

The Company has available a $210 million senior secured corporate revolving credit facility with a syndicate of commercial banks. The facility has a four-year term expiring on April 7, 2019, and it may be extended for an additional period of one year with the consent of the lenders. Proceeds received by the Company under the credit facility are to be used for general corporate purposes. Accommodations under this credit facility may be made to the Company, at the Company’s option, by way of an advance or a letter of credit, and the interest payable will vary in accordance with a pricing grid ranging between 2.5% and 3.5% above LIBOR. The Company is in compliance with the financial covenants associated with the facility. As at January 31, 2017 and 2016, no amounts were drawn under the credit facility.

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(b)	First mortgage on real property

The Company’s first mortgage on real property was fully discharged when the Company sold its downtown Toronto office building. The principal balance and accrued interest was paid to the lender on September 8, 2016.

(c)	Promissory note

The Company issued a promissory note on October 15, 2015 in the amount of $42.2 million for the base purchase price for the acquisition of an additional 8.889% interest in the Core Zone. The promissory note is payable in instalments over 31 months and the Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company. During the year, in accordance with the instalment schedule, the Company made $21.1 million in principal payments. On January 31, 2017, $10.7 million, which represents the principal amount of the note plus accrued interest, was outstanding.

Note 19:
Sale of Building

During the first quarter of fiscal 2017, the Company formalized its decision to divest its Toronto office building, a non-core asset which is owned by 6019838 Canada Inc., a wholly owned subsidiary of the Company. The transaction closed on September 8, 2016 and was subject to customary closing conditions and adjustments. The Company recognized a pre-tax gain on the sale of $44.8 million ($0.46 per share after tax) in the third quarter of fiscal 2017.

Note 20:
Related Party Disclosure

There were no material related party transactions in the years ended January 31, 2017 and January 31, 2016 other than compensation of key management personnel.

(a)	Operational information

The Company had the following investments in significant subsidiaries at January 31, 2017:

Name of company	Effective interest	Jurisdiction of formation
Dominion Diamond Holdings Ltd.	100%	Northwest Territories
Dominion Diamond Diavik Limited Partnership	100%	Northwest Territories
Dominion Diamond (India) Private Limited	100%	India
Dominion Diamond Marketing Corporation	100%	Canada
Dominion Diamond (UK) Limited	100%	England
6019838 Canada Inc.	100%	Canada
Dominion Diamond Ekati Corporation	100%	Canada
Dominion Diamond Marketing N.V.	100%	Belgium

(b)	Compensation of key management personnel

Key management includes:

Chief Executive Officer
Chief Financial Officer
Chief Operating Officer
Executive Vice President, Diamonds
Vice President, Projects
Directors

	2017	2016
Short-term employee benefits	$4,411	$5,881
Share-based expenses	2,364	3,375
Severance benefits	1,189	9,116
	$7,964	$18,372

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Note 21:
Commitments and Guarantees

CONTRACTUAL OBLIGATIONS

		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Loans and borrowings (a)	$10,739	$10,739	$–	$–	$–
Environmental and participation agreements incremental commitments (b)(c)	86,427	5,896	13,734	9,175	57,622
Operating lease obligations (d)	14,992	4,402	6,517	4,073	–
Capital commitments (e)	23,498	23,498	–	–	–
Other	13,411	13,411	–	–	–
Total contractual obligations	$149,067	$57,946	$20,251	$13,248	$57,622

(a)	Promissory note

The Company issued a promissory note on October 15, 2014 in the amount of $42.2 million in connection with its acquisition of an additional 8.889% interest in the Core Zone at the Ekati Diamond Mine. The promissory note is payable in instalments over 31 months and the Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company. On January 31, 2017, $10.7 million, which represents the principal amount of the note plus accrued interest, was outstanding.

(b)	Environmental agreements

Through negotiations of environmental and other agreements, both the Diavik Joint Venture and the Ekati Diamond Mine must provide funding for the Environmental Monitoring Advisory Board and the Independent Environmental Monitoring Agency, respectively. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state that the mines must provide security for the performance of their reclamation and abandonment obligations under environmental laws and regulations.

The Company posted surety bonds with the GNWT in the aggregate amount of CDN $253 million to secure the obligations under its Water Licence to reclaim the Ekati Diamond Mine. The Company provided letters of credit, secured by restricted cash, in the amount of CDN $60 million and CDN $25 million to the GNWT as security for the reclamation obligations for the Diavik Diamond Mine and Ekati Diamond Mine, respectively. The Company has also provided a guarantee of CDN $20 million for other obligations under the environmental agreement for the Ekati Diamond Mine.

(c)	Participation agreements

Both the Diavik Joint Venture and the Ekati Diamond Mine have signed participation agreements with various Aboriginal communities. These agreements are expected to contribute to the social, economic and cultural well-being of these communities. The Diavik participation agreements are for an initial term of 12 years and shall be automatically renewed on terms to be agreed upon for successive periods of six years thereafter until termination. The Diavik participation agreements terminate in the event that the Diavik Diamond Mine permanently ceases to operate. The Ekati Diamond Mine participation agreements are in place during the life of the Ekati Diamond Mine and the agreements terminate in the event the mine ceases to operate.

(d)	Operating lease obligations

The Company has entered into non-cancellable operating leases for the rental of fuel tanks and office premises for the Ekati Diamond Mine, which expire at various dates through 2021. The leases have varying terms, escalation clauses and renewal rights. Any renewal terms are at the option of the lessee at lease payments based on market prices at the time of renewal. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent.

(e)	Capital commitments

The Company has various contractual commitments related to the acquisition of property, plant and equipment. The commitments included in the table above are based on contract prices.

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Note 22:
Capital Management

The Company’s capital includes cash and cash equivalents, current and non-current loans and borrowings, and equity, which includes issued common shares, contributed surplus and retained earnings.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns to shareholders and benefits for other stakeholders, and to pursue growth opportunities. To meet these needs, the Company may from time to time raise additional funds through borrowing and/or the issuance of equity or debt or by securing strategic partners, upon approval by the Board of Directors. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as annual capital and operating budgets.

The declaration and payment of dividends on the Company’s common shares and the amount thereof are at the discretion of the Board of Directors which takes into account the Company’s financial results, capital requirements, available cash flow, future prospects of the Company’s business and other factors considered relevant from time to time.

The Company is required to be in compliance with the required financial covenants as part of the senior secured corporate revolving credit facility. As at January 31, 2017, no amounts were outstanding under this facility (note 18). The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

Note 23:
Financial Risk Management Objectives and Policies

The Company is exposed, in varying degrees, to a variety of financial-instrument-related risks by virtue of its activities. The Company’s overall financial risk management program focuses on the preservation of capital and protecting current and future Company assets and cash flows by minimizing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company’s Audit Committee has responsibility to review and discuss significant financial risks or exposures and to assess the steps management has taken to monitor, control, report and mitigate such risks to the Company.

Financial risk management is carried out by the finance department, which identifies and evaluates financial risks and establishes controls and procedures to ensure financial risks are mitigated.

The types of risk exposure and the way in which such exposures are managed are as follows:

(i)	Currency risk

The Company’s sales are predominantly denominated in US dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the US dollar. The results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in US dollars in the Company’s consolidated financial statements.

The Company’s primary foreign exchange exposure impacting pre-tax profit arises from the following sources:

NET CANADIAN DOLLAR DENOMINATED MONETARY ASSETS AND LIABILITIES

The Company’s functional and reporting currency is US dollars; however, many of the mining operations’ monetary assets and liabilities are denominated in Canadian dollars. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. The weakening/strengthening of the Canadian dollar versus the US dollar results in an unrealized foreign exchange gain/loss on the revaluation of the Canadian dollar denominated monetary assets and liabilities.

COMMITTED OR ANTICIPATED FOREIGN CURRENCY DENOMINATED TRANSACTIONS

Primarily the Company incurs costs in Canadian dollars at both the Diavik Diamond Mine and the Ekati Diamond Mine.

Based on the Company’s net exposure to Canadian dollar monetary assets and liabilities at January 31, 2017, a one-cent change in the exchange rate would have impacted pre- tax profit for the year by $0.5 million (2016 – $0.5 million).

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(ii)	Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s most significant interest rate risk arises from its credit facility, which bears variable interest based on LIBOR.

(iii)	Concentration of credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

The Company’s exposure to credit risk is minimized by its sales policy, which requires receipt of cash prior to the delivery of rough diamonds to its customers.

The Company manages credit risk, in respect of short-term investments, by maintaining bank accounts with creditworthy major banks and investing only in term deposits or bankers’ acceptances with highly rated financial institutions that are capable of prompt liquidation. The Company monitors and manages its concentration of counterparty credit risk on an ongoing basis.

At January 31, 2017, the Company’s maximum counterparty credit exposure consists of the carrying amount of cash and cash equivalents and accounts receivable, which approximates fair value.

(iv)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages its liquidity by ensuring that there is sufficient capital to meet short-term and long- term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company also strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances. The Company assesses liquidity and capital resources on a consolidated basis. Management forecasts cash flows for its current and subsequent fiscal years to predict future financing requirements. Future financing requirements are met through a combination of committed credit facilities and access to capital markets.

At January 31, 2017, the Company had $136.2 million of cash and cash equivalents.

The following table summarizes the aggregate amount of contractual undiscounted future cash outflows for the Company’s financial liabilities:

		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Trade and other payables	$108,866	$108,866	$–	$–	$–
Loans and borrowings(a)	10,739	10,739	–	–	–

(a)	Includes projected interest payments on the current debt outstanding based on interest rates in effect at January 31, 2017.

Note 24:
Financial Instruments

The Company has various financial instruments comprising cash and cash equivalents, restricted cash, accounts receivable, trade and other payables, and loans and borrowings.

The fair value of cash and cash equivalents and restricted cash approximates its carrying value. The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset. The Company’s loans and borrowings are for the most part fully secured, hence the fair values of these instruments at January 31, 2017 and January 31, 2016 are considered to approximate their carrying values.

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The carrying values and estimated fair values of these financial instruments are as follows:

	2017		2016
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value
Financial assets
Cash and cash equivalents, including restricted cash	$201,910	$201,910	$383,350	$383,350
Accounts receivable	13,946	13,946	11,528	11,528
	$215,856	$215,856	$394,878	$394,878
Financial liabilities
Trade and other payables	$108,866	$108,866	$114,589	$114,589
Loans and borrowings	10,556	10,556	33,771	33,771
	$119,422	$119,422	$148,360	$148,360

The Company has available a $210 million senior secured corporate revolving credit facility with a syndicate of commercial banks. The facility has a four-year term expiring on April 7, 2019, and it may be extended for an additional period of one year with the consent of the lenders. Proceeds received by the Company under the credit facility are to be used for general corporate purposes. Accommodations under this credit facility may be made to the Company, at the Company’s option, by way of an advance or a letter of credit, and the interest payable will vary in accordance with a pricing grid ranging between 2.5% and 3.5% above LIBOR. The Company is in compliance with the financial covenants associated with the facility and is able to access the full amount of funds available under the facility. As at January 31, 2017, no amounts were drawn under the credit facility.

Note 25:
Mine Standby Costs

The Company experienced a fire at the Ekati Diamond Mine processing plant on June 23, 2016, resulting in a temporary shutdown of the plant to repair one of the main degritting screens, associated components, electrical wire and related infrastructure, as well as to clean up. The process plant resumed operations at full capacity on September 21, 2016. The Company incurred and expensed $44.5 million of related costs in the nine-month period ended January 31, 2017 as a result of the processing plant’s temporary shutdown. Mine standby costs in the quarter as a result of the fire are net of a $6.7 million estimated insurance recovery for property damage and include approximately $12.7 million relating to repairs. The Company filed an interim insurance claim for property damage of CDN $2.5 million in November 2016 and received these proceeds in Q4 fiscal 2017. The Company holds business interruption insurance covering losses as a result of the fire, but due to the complex nature of this claim, amounts receivable under the business interruption claim cannot be determined at this time.

Note 26:
Restructuring Costs

On November 7, 2016, the Company made a decision to reduce and optimize operating costs as a result of which measures were taken to reduce employee headcount and consolidate office space. In the fourth quarter of fiscal 2017, $1.7 million of restructuring expenses were recognized relating to severance and retention payments expected to be paid in fiscal 2018.

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Note 27:
Segmented Information

The reportable segments are those operations whose operating results are reviewed by the Chief Operating Decision Makers to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses, or assets exceed 10% of the total consolidated revenue, earnings or losses, or assets are reportable segments.

In order to determine reportable segments, management reviewed various factors, including geographical locations and managerial structure. Management determined that the Company operates in three segments within the diamond industry – Diavik Diamond Mine, Ekati Diamond Mine and Corporate – for the years ended January 31, 2017 and January 31, 2016.

The Diavik segment consists of the Company’s 40% ownership interest in the Diavik group of mineral claims and the sale of rough diamonds. The Ekati segment consists of the Company’s ownership interest in the Ekati group of mineral claims and the sale of rough diamonds. The Corporate segment captures all items not specifically related to the operations of the Diavik and Ekati Diamond Mines.

For the year ended January 31, 2017	Diavik	Ekati	Corporate	Total
Sales
Europe	$248,742	$263,156	$–	$511,898
India	26,958	31,999	–	58,957
Total sales	275,700	295,155	–	570,855
Cost of sales
Depreciation and amortization in cost of sales	72,046	127,995	–	200,041
Inventory impairment	–	26,017	–	26,017
All other costs	128,367	190,025	–	318,392
Total cost of sales	200,413	344,037	–	544,450
Gross margin	75,287	(48,882)	–	26,405
Gross margin (%)	27.3%	(16.6)%	–	4.6%
Selling, general and administrative expenses
Selling and related expenses	3,159	2,748	–	5,907
Administrative expenses	–	–	30,936	30,936
Total selling, general and administrative expenses	3,159	2,748	30,936	36,843
Mine standby costs	–	44,475	–	44,475
Restructuring costs	–	991	707	1,698
Operating income (loss)	72,128	(97,096)	(31,643)	(56,611)
Finance expenses	(6,073)	(8,500)	–	(14,573)
Exploration costs	(244)	(6,840)	–	(7,084)
Gain on sale of building	–	–	44,792	44,792
Finance and other income	1,926	601	–	2,527
Foreign exchange gain (loss)	3,998	(13,732)	–	(9,734)
Segment profit (loss) before income taxes	$71,735	$(125,567)	$13,149	$(40,683)
Segmented assets as at January 31, 2017
Canada	$692,295	$1,140,457	$46,304	$1,879,056
Other foreign countries	43,505	81,315	–	124,820
	$735,800	$1,221,772	$46,304	$2,003,876
Capital expenditures	$52,030	$241,541	$669	$294,240
Inventory	96,559	315,668	–	412,227
Total liabilities	261,499	403,245	10,227	674,971
Other significant non-cash items
Deferred income tax recovery	27,005	33,618	–	60,623

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For the year ended January 31, 2016	Diavik	Ekati	Corporate	Total
Sales
Europe	$241,070	$445,024	$–	$686,094
India	14,649	19,825	–	34,474
Total sales	255,719	464,849	–	720,568
Cost of sales
Depreciation and amortization in cost of sales	67,382	122,073	–	189,455
Inventory impairment	–	19,838	–	19,838
All other costs	129,135	330,493	–	459,628
Total cost of sales	196,517	472,404		668,921
Gross margin	59,202	(7,555)	–	51,647
Gross margin (%)	23.2%	(1.6)%	–	7.2%
Selling, general and administrative expenses
Selling and related expenses	3,120	6,056	–	9,176
Administrative expenses	–	–	34,485	34,485
Total selling, general and administrative expenses	3,120	6,056	34,485	43,661
Operating income (loss)	56,082	(13,611)	(34,485)	7,986
Finance expenses	(2,789)	(7,109)	–	(9,898)
Exploration costs	(122)	(6,904)	–	(7,026)
Finance and other income	(12)	168	–	156
Foreign exchange (loss) gain	(5,889)	3,118	–	(2,771)
Segment profit (loss) before income taxes	$47,270	$(24,338)	$(34,485)	$(11,553)
Segmented assets as at January 31, 2016
Canada	$683,553	$1,341,836	$26,915	$2,052,304
Other foreign countries	50,006	62,520	–	112,526
	$733,559	$1,404,356	$26,915	$2,164,830
Capital expenditures	$45,509	$212,943	$2,344	$260,796
Inventory	117,145	299,001	–	416,146
Total liabilities	290,492	469,467	11,541	771,500
Other significant non-cash items
Deferred income tax (recovery) expense	(23,755)	3,601	(67)	(20,221)

Note 28:
Subsequent Events

Dividend

On April 12, 2017, the Board of Directors declared a dividend of $0.20 per share to be paid in full on June 5, 2017 to shareholders of record at the close of business on May 17, 2017. This dividend will be an eligible dividend for Canadian income tax purposes.

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Diavik Diamond Mine Mineral Reserve and
Mineral Resource Statement

AS OF DECEMBER 31, 2016 (UNAUDITED) (100% BASIS)

Mineral Reserves

		Proven			Probable			Proven and Probable
		Millions	Carats	Millions	Millions	Carats	Millions	Millions	Carats	Millions
Kimberlite pipes	Type	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats
A-154 South	UG	0.3	3.2	1.0	0.7	3.7	2.8	1.1	3.6	3.8
A-154 North	UG	3.6	2.4	8.5	4.6	2.3	10.8	8.2	2.3	19.3
A-418	UG	1.8	4.1	7.5	1.9	3.1	6.0	3.7	3.6	13.4
A-21	OP	3.3	2.8	9.4	–	–	–	3.3	2.8	9.4
Stockpile	N/A	0.03	2.9	0.1	–	–	–	0.03	2.9	0.1
Sub-total – Underground		5.7	3.0	17.0	7.3	2.7	19.5	13.0	2.8	36.5
Sub-total – Open Pit		3.3	2.8	9.4	–	–	–	3.3	2.8	9.4
Sub-total – Stockpile		0.03	2.9	0.1	–	–	–	0.03	2.9	0.1
Total Mineral Reserves		9.1	2.9	26.4	7.3	2.7	19.5	16.3	2.8	46.0

Note: Totals may not add up due to rounding.
Mineral reserves estimates reflect a bottom screen size of +1.0 mm.

Mineral Resources

		Measured Resources			Indicated Resources			Inferred Resources
		Millions	Carats	Millions	Millions	Carats	Millions	Millions	Carats	Millions
Kimberlite pipes	Type	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats
A-154 South	UG	–	–	–	–	–	–	0.4	2.8	1.2
A-154 North	UG	–	–	–	–	–	–	0.5	2.3	1.1
A-418	UG	–	–	–	–	–	–	0.2	2.5	0.5
A-21	OP	–	–	–	0.4	2.4	0.9	0.8	3.5	2.7
Total Mineral Resources		–	–	–	0.4	2.4	0.9	1.9	2.9	5.5

Note: Totals may not add up due to rounding.
Mineral resources are exclusive of mineral reserves.
Mineral resources estimates reflect a bottom screen size of +1.0 mm.

Cautionary Note to United States Investors Concerning Disclosure of Mineral Reserves and Resources: The Company is organized under the laws of Canada. The mineral reserves and resources described herein are estimates, and have been prepared in compliance with National Instrument 43-101 (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this financial report containing descriptions of the Diavik Diamond Mine’s mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The reserve and resource information for the Diavik Diamond Mine was prepared and verified by or under the supervision of Calvin G. Yip, P. Eng., an employee of Diavik Diamond Mines (2012) Inc. and a Qualified Person within the meaning of NI 43-101. For further details and information concerning the Company’s mineral reserves and mineral resources, readers should refer to the technical report entitled “Diavik Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of January 31, 2017, and the Company’s most recently filed Annual Information Form, which can be found on the Company’s profile at www.sedar.com and on the Company’s website at www.ddcorp.ca.

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Ekati Diamond Mine Mineral Reserve and
Mineral Resource Statement

AS OF JANUARY 31, 2017 (UNAUDITED) (100% BASIS)

Mineral Reserves

			Proven			Probable			Proven and Probable
			Millions	Carats	Millions	Millions	Carats	Millions	Millions	Carats	Millions
Kimberlite pipes	Zone location	Type	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats
Koala	Core	UG	–	–	–	1.6	0.6	0.9	1.6	0.6	0.9
Misery Main	Core	OP	–	–	–	2.1	5.4	11.2	2.1	5.4	11.2
Pigeon	Core	OP	–	–	–	6.6	0.5	3.2	6.6	0.5	3.2
Sable	Core	OP	–	–	–	12.0	0.8	10.1	12.0	0.8	10.1
Jay	Buffer	OP	–	–	–	44.7	1.8	78.6	44.7	1.8	78.6
Lynx	Buffer	OP	–	–	–	1.0	0.8	0.8	1.0	0.8	0.8
Stockpile	Core	N/A	–	–	–	1.0	0.6	0.6	1.0	0.6	0.6
Sub-total Core Zone			–	–	–	23.2	1.1	26.0	23.2	1.1	26.0
Sub-total Buffer Zone			–	–	–	45.7	1.7	79.4	45.7	1.7	79.4
Total Mineral Reserves			–	–	–	68.9	1.5	105.4	68.9	1.5	105.4

Note: Totals may not add up due to rounding.
Mineral reserves are reported at +1.0 mm (diamonds that would be recovered using 1.0 mm width slot de-grit screens and inclusive of incremental small diamonds recovered by the Fines Dense Media Separator circuit which was commissioned in the fourth quarter of fiscal 2017).

Mineral Resources

			Measured Resources			Indicated Resources			Inferred Resources
			Millions	Carats	Millions	Millions	Carats	Millions	Millions	Carats	Millions
Kimberlite pipes	Zone location	Type	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats
Koala	Core	UG	–	–	–	4.1	1.0	3.9	0.3	1.7	0.6
Fox	Core	UG	–	–	–	45.6	0.4	16.5	5.4	0.4	2.2
Misery Main	Core	OP	–	–	–	2.6	5.5	14.1	0.8	3.5	2.8
Misery Southwest	Core	OP	–	–	–	–	–	–	0.5	3.0	1.6
Pigeon	Core	OP	–	–	–	11.0	0.5	5.5	1.7	0.4	0.8
Sable	Core	OP	–	–	–	15.4	0.9	14.3	0.3	1.0	0.3
Jay	Buffer	OP	–	–	–	48.1	1.9	89.8	4.2	2.1	8.7
Lynx	Buffer	OP	–	–	–	1.3	0.8	1.1	0.2	0.8	0.2
Stockpile	Core	N/A	–	–	–	1.0	0.8	0.8	7.2	0.4	2.8
Sub-total Core Zone			–	–	–	79.7	0.7	55.0	16.2	0.7	10.9
Sub-total Buffer Zone			–	–	–	49.5	1.8	90.9	4.4	2.0	8.9
Total Mineral Resources			–	–	–	129.1	1.1	145.9	20.6	1.0	19.8

Note: Totals may not add up due to rounding.
Mineral resources are inclusive of mineral reserves.
Mineral resources are reported at +0.5 mm (diamonds recovered using a 0.5 mm width slot de-grit screen and retained on a 1.0 mm circular aperture screen).

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Cautionary Note to United States Investors Concerning Disclosure of Mineral Reserves and Resources: The Company is organized under the laws of Canada. The mineral reserves and resources described herein are estimates, and have been prepared in compliance with National Instrument 43-101 (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this financial report containing descriptions of the Ekati Diamond Mine’s mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The reserve and resource information for the Ekati Diamond Mine was prepared and verified by or under the supervision of Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd., an independent mining consultancy. Mr. Ravenscroft is a Qualified Person within the meaning of NI 43-101. For further details and information concerning the Company’s mineral reserves and mineral resources, readers should refer to the technical report entitled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of July 31, 2016, and the Company’s most recently filed Annual Information Form, which can be found on the Company’s profile at www.sedar.com and on the Company’s website at www.ddcorp.ca.

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